

06012874

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Husqvarna AB

*CURRENT ADDRESS Box 30224

SE-104 25 Stockholm Sweden

[illegible]

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

FILE NO. 82- 34966 FISCAL YEAR 12/31/05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 4/28/06

82-34744

Electrolux

AB Electrolux distribution of shares in Husqvarna AB
and prospectus for listing of the company 2006





ARLS
12-31-05

Husqvarna

SEB ENSKILDA

LEHMAN BROTHERS



Contents

This prospectus has been prepared following a resolution of the Board of Directors of AB Electrolux to propose that the Annual General Meeting 2006 resolves to offer to Electrolux shareholders shares in Husqvarna AB by way of dividend distribution, and since Husqvarna AB's Board of Directors intends to apply for a listing of these shares on the O-list of the Stockholm Stock Exchange.

"Husqvarna", "the company" and "the Group" shall mean Husqvarna AB and its subsidiaries unless the contrary appears from the context. "Electrolux" shall mean AB Electrolux and its subsidiaries unless the contrary appears from the context. The new Husqvarna Group consists of the earlier segment Outdoor Products within Electrolux, in this prospectus also referred to as "the Outdoor business" or "the operations within Outdoor Products". The words "Indoor Products" or "the Indoor business" shall mean Electrolux other business activities.

Prior to Husqvarna's application for listing on the Stockholm Stock Exchange, this prospectus will be supplemented with an interim report for Husqvarna for the period January–March 2006 and with other information that may be required prior to such listing.

Swedish law will apply to the contents of this prospectus. Any disputes in respect of the contents of the prospectus or legal relations connected therewith shall be settled exclusively by Swedish courts.

This prospectus has been approved and registered by the Swedish Financial Supervisory Authority under the provisions of Chapter 2, Sections 25 and 26 of the Financial Instruments Trading Act (1991:980).

This prospectus is available at Electrolux office, on Electrolux website www.electrolux.com/ir, at Enskilda Securities AB's ("SEB Enskilda") office and on SEB Enskilda's website www.seb.se/prospekt.

This document is a translation of the Swedish prospectus. The English version contains information about American regulatory matters and tax consequences resulting from Electrolux distribution of shares in Husqvarna for shareholders resident in the US and UK, that have been deemed to be relevant only for shareholders resident in the US and UK. In the event of any differences between this translation and the Swedish original, apart from the above-mentioned additional information, the Swedish prospectus shall prevail.

SEB Enskilda and Lehman Brothers Ltd have acted as financial advisors to Electrolux.

Husqvarna does not intend to list the Husqvarna shares on a US securities exchange or obtain a quotation on any inter-dealer quotation system in the US. Accordingly, Husqvarna believes that it is unlikely that an active trading market in the US will develop for the Husqvarna shares. The proposed dividend distribution to Electrolux' shareholders resident in the US will not be subject to the registration requirements of the United States Securities Act of 1933, as amended.

This prospectus contains forward-looking statements in the sense referred to in the American Private Securities Litigation Reform Act of 1995. Such statements comprise, among other things, financial goals, goals of future business and financial plans. These statements are based upon present expectations and are subject to risks and uncertainties that may give rise to major deviations of the result due to several aspects. These aspects include, among other things: consumer demand and market conditions in the geographical areas and lines of business in which Husqvarna operates, the effects of currency fluctuations, downward pressure on prices due to competition, a material reduction of sales by important distributors, any success in developing new products and in marketing, outcome of any product responsibility litigation, progress when it comes to reach the goals set for productivity and efficient use of capital, successful identification of growth opportunities and acquisition objects, and to integrate these into the existing business and successful achievement of goals to make the supply chain more efficient.

Summary

The distribution of the Husqvarna shares in Brief

The Board of Directors of Electrolux has proposed that the Annual General Meeting of shareholders to be held on 24 April 2006 resolves to distribute all shares in Husqvarna to the shareholders in Electrolux by way of dividend distribution. Under the so-called Lex ASEA rules, the distribution of Husqvarna shares is exempt from tax in Sweden, both for Electrolux and the shareholders in Electrolux. The dividend is proposed to be distributed in proportion to each individual shareholder's holding in Electrolux. One series A-share in Husqvarna will be received for each series A-share in Electrolux, and one series B-share in Husqvarna for each series B-share in Electrolux. Following the distribution, the Husqvarna shares are intended to be subject to trading on the O-list of the Stockholm Stock Exchange. The shareholders in Electrolux will receive the shares in Husqvarna without any additional measures being required.[1]

Example – Receipt of shares



Electrolux
Husqvarna
1 A-share in Electrolux gives...
...1 A-share in Husqvarna
Electrolux
Husqvarna
1 B-share in Electrolux gives...
...1 B-share in Husqvarna

Record day and listing day

The record day with VPC AB (Swedish Central Securities Depository & Clearing Organization), in order to receive shares in Husqvarna, and the first day of listing of the Husqvarna share on the Stockholm Stock Exchange's O-list are intended to take place during the second week of June 2006.

The exact record day and the first day of listing will be announced by way of a press release, which is estimated to be published at the end of May 2006.

1) Regarding holders of Electrolux American depository receipts, so-called ADRs, see p. 7.

Husqvarna in brief

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other petrol-powered garden equipment such as trimmers and leaf blowers, as well as one of the world's largest producers of garden tractors. Husqvarna is also one of the world's largest producers of cutting equipment for the construction and stone industries. The above product areas account for approximately 90% of net sales.

Husqvarna's operations are organized in the two business areas: Consumer Products and Professional Products. Consumer Products is divided into the two geographical areas North America and Rest of the world. Professional Products is divided into the three user areas Forestry, Lawn and garden, and Construction.

Consumer Products

In 2005, Consumer Products accounted for 64% of total sales for the Husqvarna Group. The product range includes lawn mowers, garden tractors, trimmers, leaf blowers, hedge trimmers, snow throwers and chainsaws. These products are sold primarily through major retail and DIY chains, but also through smaller independent dealers, and servicing dealers.

The consumer products are sold under the following brands: Husqvarna, Jonsered, Flymo, Partner, McCulloch, Poulan, Poulan Pro and Weed Eater. The Group also manufactures products for selected large retail chains under their private labels. This business area is subject to strong seasonal variations, and the greater part of sales is during the first half of the year.

Professional Products

Products for professional users accounted for 36% of Husqvarna's total sales in 2005. The product range in the Forestry area includes chainsaws, clearing saws and accessories. The range in Lawn and garden includes lawn mowers and other wheeled products as well as portable products such as trimmers, hedge cutters and leaf blowers. The product range in the Construction area includes machines and diamond tools for the construction and stone industries. The major brands for chainsaws and garden equipment are Husqvarna and Jonsered. The major brands for products sold to the construction and stone industries are Dimas, Partner, Target and Diamant Boart.

Net sales 2005, by business area


Professional Products 36%
Consumer Products 64%

The information in the prospectus about market shares and Husqvarna's market position in absolute numbers or in relation to the competitors constitutes Husqvarna's overall assessment based on internal as well as external sources. Husqvarna is not aware of any separate, available market statistics that provide a relevant picture of Husqvarna's markets. The sources that form the basis of Husqvarna's assessment are, among others, trade statistics, information provided by independent research institutes such as TraQline in the US and GFK in UK together with information from subcontractors. Husqvarna has aimed at providing correct information, based on these sources, in the prospectus. However, neither Husqvarna, nor Electrolux, have themselves verified such information based on these sources and disclaim responsibility for its accuracy and completeness.



Net sales 2005, by geographical area
Rest of the world
6%
North America
57%
Europe
37%
Average number of employees 2005, by geographical area
Rest of the world
6%
North America
52%
Europe
42%

The market

The global market for Husqvarna's consumer and professional products is estimated at approximately SEK 150 billion annually in total. North America accounts for approximately 60% of the global market, Europe for more than 30%, and the rest of the world for less than 10%.

Demand is driven overall by the general economy, the level of activity in the forest and construction industries, and private consumption of household capital goods. Average annual growth in global demand is estimated by Husqvarna at 2–3% in terms of volume over a business cycle. Strong local variations may occur as a result of weather conditions, primarily regarding garden equipment.

Competitive advantages

Husqvarna's operations have shown stable growth and high profitability for many years. This has been achieved on the basis of competitive advantages that include:

- Leading positions in the global market for approximately 90% of the Group's product areas
- Strong position for the Husqvarna brand for chainsaws in the high-end segments
- High degree of technical expertise and substantial resources in product development
- Broad product range for many different customer segments, and a global distribution network
- Global sales and service organization
- Strong positions with leading retailers
- Efficient supply chain for consumer products in the US
- Complementary acquisitions that have been quickly integrated in operations.

Operational goals and strategies

Husqvarna's goal is to continue to create value for shareholders through good growth and high profitability. To achieve these goals Husqvarna shall be the world leader in the product areas and market segments in which the Group operates. The Group's activities are focused primarily on:

- Organic growth through e.g. investments in product development and efficient use of the Group's global networks for sales and distribution
- Greater cost-efficiency through e.g. relocation of selected production and increased purchases from low-cost countries
- Continued consolidation and increased efficiency within administration as well as sales and marketing functions
- Complementary acquisitions.

Risk factors

Husqvarna's business activities are associated with risks related to the business cycle, sharp competition, in particular within Consumer Products, fluctuations in materials prices, weather impact, dependence on a few major customers, dependence on external suppliers, innovation and product development, interruption of manufacture and production, employees and labour conflicts, product quality in product development and manufacturing, product liability, public law regulations and environmental legislation in different markets, the tax situation, environment, health and safety, intellectual property rights, disputes, insurance coverage, exposure to fluctuations in the euro, the US dollar, the British pound and other currencies, changes in interest rates, future capital requirements and risks related to the separation from Electrolux.

The above mentioned risks constitute a summary selection of risk factors of significance to Husqvarna or to an investment in the Husqvarna share. For more detailed information, see "Risk factors" on p. 8–13.

Summary of financial development

The financial information presented in this summary comprises selected historical financial data based on the segment information reported by the Electrolux Group for its Outdoor Products segment in 2003–2005, and pro forma financial statements for Husqvarna for 2005. The segment information is not based on a legal consolidation for Husqvarna, but on a compilation of operating income and net assets referring to the operations which will be included in the Husqvarna Group, including acquisitions and divestments in the above period. The segment information does not include costs which the Husqvarna Group will incur as a separately listed company. For the principles on which the segment information is based, see p. 33, and for the pro forma financial statements see p. 38.

Key data

SEKm	2005 Pro forma[1]	2005[2]	2004[2]	2003[3]
Net sales	*28,768*	*28,768*	*27,202*	*26,819*
Gross income	7,659	7,699	7,259	6,860
Gross margin, %	*26.6*	*26.8*	*26.7*	*25.6*
Operating income	2,871	3,111	3,128	2,955
Operating margin, %	*10.0*	*10.8*	*11.5*	*11.0*
Net assets	10,017	10,345	8,551	8,788
Return on net assets, %	*25.2*	*26.6*	*31.3*	*29.5*
Working capital	3,562	4,277	3,706	3,934
Total assets	18,248	16,268	13,710	13,225
Operating cash flow	–[4]	2,540	2,971	2,232
Investments	–[4]	1,259	1,040	923
Average number of employees	–[4]	11,681	11,657	11,392

1) See also the pro forma financial statements on p. 38–42.
2) Reported in accordance with IFRS.
3) Reported in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council.
4) Not reported in the pro forma financial statements.

Financial goals

Growth in net sales

Husqvarna's long-term goal is to achieve annual organic growth of approximately 5% over the course of a business cycle. Husqvarna also aims at growth through complementary acquisitions.

Operating margin

Husqvarna's long-term goal is to achieve an operating margin of more than 10% over the course of a business cycle.

Capital structure

The goal is that Husqvarna's capital structure should correspond to a long-term credit rating of at least BBB in accordance with the credit rating principles applied by Standard & Poor's or similar institutions. It is considered that this currently requires that the long-term seasonally adjusted net debt in relation to operating income before depreciation and amortization (EBITDA) does not exceed a multiple of 2.5.

The Board of Directors, Group Management and Auditors

The Board of Directors comprises Lars Westerberg, Bengt Andersson, Peggy Bruzelius, Börje Ekholm, Tom Johnstone, Anders Moberg, Gun Nilsson, Peder Ramel, Annika Ögren and Malin Björnberg. Group Management comprises Bengt Andersson, Bo Andreasson, Robert E. Cook, Hans Linnarson, Anders Ströby, Bernt Ingman, Åsa Stenqvist, Olle Wallén and Lars Worsøe-Petersen. The company's auditors are PricewaterhouseCoopers AB.

For more information on the members of the Board, Group Management and the company's auditors, see the "Board of Directors, Group Management and Auditors" on p. 47.

The above summary should only be read as an introduction to the prospectus. Any decision to vote for a dividend distribution of the shares in Husqvarna or to invest in the Husqvarna share should be based on consideration of the prospectus as a whole. Where an investor brings a claim relating to the information contained in the prospectus before a court, he or she may have to bear the costs of translating the prospectus. A person may be held liable for information included or missing in the summary, or a translation thereof, only if the summary or the translation is misleading or inaccurate when read together with the other parts of the prospectus.

Background and goals

The Electrolux Board of Directors decided in February 2005 that the Group's operation in Outdoor Products should be spun off as a separate unit and distributed to the Electrolux shareholders in a cost-efficient manner.

The current Board of Directors of Electrolux now proposes that the shareholders at the company's Annual General Meeting on 24 April 2006 resolve to distribute, in addition to a dividend of SEK 7.50 per share, all shares in the wholly-owned subsidiary Husqvarna to Electrolux shareholders.

The new Husqvarna Group will thus comprise the previous Outdoor Products segment within Electrolux. Since the acquisition of Husqvarna by Electrolux in 1978, Outdoor Products has performed very well, showing good growth and profitability, and has achieved leading positions in the global market. In 2005, net sales amounted to SEK 28.8 billion and operating income to SEK 3.1 billion. The average number of employees was 11,681, in about 40 countries.

In recent years it has become clear that operational synergies between the Electrolux Indoor and Outdoor Products operations are very limited. The strategic orientations of the two operations also differ to some extent. Within Indoor Products, the primary focus over the next few years is to implement previously announced restructuring in order to achieve greater cost-efficiency, and to continue to build the Electrolux brand through investments in product development and marketing.

Within Outdoor Products, although some product categories are exposed to strong competition and downward pressure on prices, which requires high internal efficiency, the main focus is to utilize the good opportunities available for growth, both organically and through selective acquisitions.

Streamlining Electrolux by dividing the Group into two separate operations, one for Indoor and one for Outdoor products, will make it easier for management and the Boards to utilize the operational and strategic opportunities within each area.

The Board of Electrolux considers that dividing the Group and distributing the shares in Husqvarna will create greater long-term value for shareholders. Listing Husqvarna separately would give both existing and new shareholders an opportunity to invest directly in the company, which would also enable financing the company's future expansion through issues and transfers of own shares.

In addition, a separate listing of Husqvarna would enable greater transparency for both operations, while shareholders would be able to adjust their holdings in the two companies in accordance with their own needs.

The Board of Directors of AB Electrolux, having its registered office in Stockholm, and the Board of Directors of Husqvarna AB, having its registered office in Jönköping, are responsible for the information contained in this prospectus and hereby declare that having taken all reasonable care to ensure that such is the case, the information contained in the prospectus is, to the best of Electrolux and Husqvarna's Board of Directors' knowledge, in accordance with the facts and contains no omission likely to affect its import.

Stockholm 5 April 2006	Stockholm 5 April 2006
AB Electrolux (publ)	**Husqvarna AB (publ)**
The Board of Directors	*The Board of Directors*

Terms and instructions

Provided that the Electrolux Annual General Meeting to be held on 24 April 2006 resolves to distribute all shares in Husqvarna to the shareholders in Electrolux by way of dividend distribution, a person registered as a shareholder on the record day for the dividend will be entitled to receive one share in Husqvarna for every share held in Electrolux.[1] Except for being a registered shareholder on the record day, no additional measures are required in order to receive shares in Husqvarna.[2]

Distribution ratio

One series A-share in Husqvarna will be received for each series A-share in Electrolux, and one series B-share in Husqvarna for each series B-share in Electrolux.

Record day

In order to determine the persons entitled to receive shares in Husqvarna, it is intended that the record day at VPC be set to the second week in June 2006. As soon as the record day has been determined it will be announced by Electrolux through a press release, which is estimated to be published at the end of May 2006.

Receipt of shares

Persons who on the record day are registered as shareholders in VPC's register of shareholders in Electrolux will automatically receive shares in Husqvarna without further arrangements.[2] The shares in Husqvarna will be available in each shareholder's VPC account the day after the record day (or in VPC accounts belonging to those who, for some other reason, are entitled to the dividend). VPC will then send a notice stating the numbers of shares registered in the VPC account of the receiver.[3]

Nominee Shareholding

Shareholders whose holdings in Electrolux are nominee-registered with a bank or another nominee will not receive a notice from VPC. Notification will instead be made in accordance with the general practice of the nominees.

ADRs and other depository receipts

For shareholders holding Electrolux shares through American depository receipts, so-called ADRs, or other such receipts, other regulations apply for the proposed dividend. Holders of such receipts are requested to contact their bank, nominee or issuer of depository receipts for more information well in advance before the contemplated dividend.

Stock Exchange listing

The Board of Directors of Husqvarna intends to apply for the listing of the company's shares of series A and series B on the O-list of the Stockholm Stock Exchange. The proposed size of each trading lot is 100 shares for each of the series. Trading in the shares is estimated to start during the second week in June 2006. The exact first day of listing will be announced through a press release, which is estimated to be published at the end of May 2006. The company's ticker on the Stockholm Stock Exchange will be HUSQ. The ISIN code for the A-share will be SE0001662222 and the ISIN code for the B-share will be SE0001662230.

Other than the Stockholm Stock Exchange, Husqvarna does not intend to apply for listing of the shares on any other stock exchange or inter-dealer quotation system. Moreover, Husqvarna does not intend to register its shares under the United States Securities Exchange Act of 1934, as amended, or take any other action that would render Husqvarna subject to the periodic reporting requirements of the United States Securities and Exchange Commission.

Right to dividend

The shares in Husqvarna will entitle to dividend as from for the financial year 2006. Payment of dividends, if any, will be effected by VPC or, as regards nominee-registered shares, in accordance with the nominees' general practices. For more information, see "Dividend Policy" on p. 17.

1) Persons who vote against the distribution proposal at the Electrolux Annual General Meeting do not have specific dissenters' rights under Swedish law or under Electrolux articles of association as in the US. As a result, if more than half of the of votes cast at the Annual General Meeting votes in favour of the dividend distribution, such resolution will bind all Electrolux shareholders including shareholders who have voted against the proposal and, accordingly, all Electrolux shareholders will receive Husqvarna shares after the distribution is approved at the Annual General Meeting and effected.
2) Regarding holders of Electrolux group's American depository receipts, so-called ADRs, see "ADRs and other depository receipts" above.
3) In accordance with the private letter ruling by the US Internal Revenue Service, which is described on p. 12–13 and p. 59–60, the distribution must be completed no later than 27 June, 2006.

Risk factors

A number of factors affect and may affect the operations in Husqvarna. There are risks regarding circumstances that are linked to Husqvarna and circumstances which are not directly linked to Husqvarna but which affect the industry where Husqvarna operates. Below is a general outline of certain risk factors which in the view of Husqvarna's Board of Directors may be of significance for Husqvarna or an investment in the Husqvarna share. The risk factors are not presented in any order of priority, nor is the outline exhaustive. This means that there is a great number of other risks which could affect the company's operations to a lesser or greater degree. In addition to the risk factors mentioned below and other inherent risks, the reader is also advised to pay close attention to the rest of the information in this prospectus.

Risks linked to the industry and the market

Husqvarna operates in a global market dependent on the general financial and political situation in the world and circumstances unique for a specific country or a specific region.

Global economic conditions

Historically, the market for Husqvarna's products has generally been characterized by a relatively stable demand over a business cycle. However, a lengthy recession or sustained loss of consumer confidence in the markets in which Husqvarna operates could trigger a significant decrease in demand for Husqvarna's products and a decline in sales for the industry as well as Husqvarna. Husqvarna generates the main part of its sales in North America and Europe and is therefore dependent on the economic growth in these markets. The economy in Europe has been slow the last few years. If the economic development and consumption in North America slow down, the earnings of the Group's US operations may be adversely affected. A reduction in demand in Europe may adversely affect the earnings of the operations in this region. Global as well as regional financial and political conditions could have an adverse impact on Husqvarna's net sales, profit and financial position.

Competition and price pressure

The markets for Husqvarna's products are highly competitive. The market for consumer products is particularly exposed to price pressure since it is characterized by a consolidation among distributors. This is particularly true for the low-end products for the mass market, which the Group sells through large distributors in North America and Europe.

Husqvarna competes with strong companies which could prove to have greater resources in certain fields and which as a result could further strengthen their positions compared to Husqvarna. Companies from Asia and other low cost regions seek to enter the market and could, by improving their current technology and product know-how, become significant competitors and take market shares. Husqvarna may be forced to make cost demanding restructuring of its operations in order to keep up with an increasing competition and maintain profitability, e.g. by closing down or transferring production units.

If competitors in leading positions with strong brands choose an aggressive pricing to increase their market shares, or if consumers to a greater extent than previously prefer low prices to brands, this may have a significant adverse effect on Husqvarna's profits and financial position. See also "Operations and the market" on p. 18.

Changes in commodity prices

If material prices are increased, Husqvarna's ability to recover increased costs through higher pricing may be limited by the competitive environment and the demand. This is particularly true for consumer products.

The recent development in many commodity markets has resulted in higher prices, particularly for steel and plastics, which are important raw materials for Husqvarna. Higher prices for raw materials and components had an adverse effect on the Group's operating results in 2005, particularly within Consumer Products in North America.

In order to counter the consequences of higher prices for raw materials and components, the Group is continuously working on cost effectiveness and on increasing purchases from low cost countries.

Strategic and operational risks

Husqvarna's operations are dependent on a number of various factors, which each may have a significant adverse impact on the Group's earnings.

Weather conditions

The demand for the Group's products is dependent on the weather. Unforeseen or unusual weather conditions in some areas or regions may have an adverse as well as a positive impact on the sales of the Group's products. From experience, the demand for lawn mowers and tractors tends to go down in dry weather, whereas demand for chain saws increases after storms. In order to meet sudden fluctuations in demand, Husqvarna has adapted the production process and supply chain. However, lengthy adverse weather conditions may have a material adverse impact on the Group's net sales and earnings.

Customers

Husqvarna's Consumer Products customers are mainly major retail chains, above all Sears, but also Lowe's, Home Depot and Wal-Mart in the US and B&Q and Carrefour in Europe and servicing dealers.

The dependence on a small number of major customers results in greater commercial and credit exposures. If Husqvarna was to experience a material reduction in orders from any of the major customers or if such a business relationship terminates or if the Group is unable to fully collect its accounts receivables from a major customer, Husqvarna's net sales, financial position and earnings could suffer significantly.

An increased market share for the major retail chains at the expense of the specialized retailers could result in a reduction in sales of highly specialized products for the Group, which could have an adverse impact on the net sales and earnings.

Suppliers

Husqvarna's manufacturing process depends on the availability and timely supply of raw materials and components from external suppliers. Materials and components, such as steel, plastics and chains for chain saws as well as engines for lawn mowers and other wheel products, are particularly sensitive for Husqvarna. Delayed supplies or no supplies may have adverse consequences for the production and as a result have significantly adverse impacts on the Group's turnover net sales, earnings, and financial position. In order to avoid supply related problems, Husqvarna works closely with its suppliers and endeavours to distribute purchases of important components among at least two suppliers. However, petrol engines for lawn mowers and garden tractors as well as chains and blades for chain saws are mainly purchased from one supplier in each area, namely Briggs & Stratton and Blount. Husqvarna does not normally enter into long-term agreements with its suppliers. See further "Operations and the market-Suppliers" on p. 27.

Innovation and product development

Product innovation and development are critical factors in maintaining current market shares and brand positions. This is particularly true for the brand Husqvarna, which is positioned in the higher price segments. To meet the customers' needs, environmental demands etc. the Group must continuously improve performance and develop the existing product range as well as invest in and develop new technology. Product development is also driven by demand for better ergonomics, lower working expenses and better environmental performance. Introducing new products requires significant efforts in research and development, which may not result in success. Investments in technologies which do not function as expected or are not accepted in the market may have an adverse effect on Husqvarna's market position, financial position and earnings.

Manufacturing

Husqvarna manufactures and assembles its products in several major plants worldwide. A lengthy disruption of manufacture and production may have an adverse impact on the Group's net sales and earnings. A lengthy disruption of the production of chain saws in the Huskvarna factory would above all have an adverse impact on net sales and earnings. Husqvarna endeavours to prevent this by preventive measures and by taking out property and disruption insurance, but there are no guarantees that such compensations will be payable or that the compensations will be sufficient to cover any costs or losses.

Employees and labor conflicts

Historically, Husqvarna has had a low employee turnover among permanent employees. However, it cannot be guaranteed that Husqvarna will not need to terminate employees in the future or that key employees will not leave the company. If key employees leave the company and suitable successors cannot be recruited, this may have an adverse effect on Husqvarna's operations. For further information, see "Board of Directors, Group Management and Auditors" on p. 47–55.

Historically, Husqvarna has not been subject to labor conflicts to any greater degree. However, it cannot be ruled out that such conflicts may occur, for example in connection with closing-down of plants or if Husqvarna chooses to move production to low cost countries. Labour conflicts could seriously damage Husqvarna's operations and earnings.

Warranty expenses

Husqvarna's operations comprise all the steps in the value chain, i.e. research and development, manufacturing, marketing and sales. Operational failures in any operations or part of the value chain could result in quality problems or potential environmental, product and labour safety risks or with respect to laws and regulations. Such risks are above all related to Husqvarna's plants which are mainly located in Europe and the US. Unforeseen product quality problems in the development and manufacturing of new and existing products could harm Husqvarna's brands, result in loss of market shares and higher warranty expenses.

Product liability

Under the laws of many countries, Husqvarna may under certain circumstances be forced to recall or repurchase some of its products. New and more restrictive rules may be adopted in the future. For example, as manufacturer and distributor of consumer products in the US, Husqvarna is subject to the US Consumer Products Safety Act, which empowers the US Consumer Products Safety Commission (CPSC) to exclude products from the US market that are considered unsafe or hazardous. If Husqvarna was required to recall, or voluntarily recalls, its products from the market, this could be costly and harm Husqvarna's reputation, and result in large quantities of finished products not being sold. There are no guarantees that product recalls would not have a material adverse effect on Husqvarna's earnings and financial position.

Husqvarna is also subject to product liability claims where Husqvarna's products allegedly have caused damage or personal injury. Husqvarna has taken out insurance for such claims partly by insurance in insurance subsidiaries (captives), partly by insurance with external insurers. However, there are no guarantees that this insurance cover is applicable in individual cases or sufficient or that product liability claims could not have a material adverse effect on Husqvarna's earnings and financial position.

Acquisitions and divestments

Husqvarna has made a number of acquisitions over the years. The strategy is to continue to make acquisitions in existing or additional product areas or to increase the geographical presence. Growth through acquisitions presents risks due to the difficulties to integrate operations, employees, technologies and products. Husqvarna may incur significant costs for the acquisition and administration and costs for restructuring or other costs in connection with acquisitions. There are no guarantees that Husqvarna will be able to successfully integrate any businesses it acquires or that they will perform according to expectations once integrated.

Husqvarna may find that the future competition or market situation has been affected so that it finds it to be in the best interest of the Group to divest entire business areas or parts thereof, which may affect Husqvarna's operations and earnings.

Legal risks and risks related to public law and other regulations

Husqvarna is subject to many different laws, rules, regulations, agreements and guidelines through its worldwide operations, including laws etc. concerning labor safety, relations to employees, product safety, trade restrictions, foreign exchange control and competition law regulations.

As regards competition law regulations, it should be noted that Husqvarna's strong position in various product markets may entail that the company is considered dominant in one or several of these markets. This may in turn result in restrictions in Husqvarna's ability to act freely in markets and its ability to grow through acquisitions.

Husqvarna's products are also affected by environmental legislation in various markets, which mainly affects exhaust emission limits of petrol-powered products, noise limitations and the obligation to recycle and handle waste from worn out electrical products.

For information on the EU environmental directives WEEE and RoHS as well as the US Environmental Protection Agency's (EPA) environmental requirements concerning petrol-powered engines, see p. 45–46.

Tax

Husqvarna operates its business mainly through subsidiaries in a substantial number of jurisdictions. The business, including intragroup transactions, is conducted in accordance with the company's interpretation of applicable laws, tax treaties, regulations and requirements of the tax authorities in the relevant countries. The company has obtained advice from independent tax advisors in this respect. However, it cannot be ruled out that the company's interpretation of applicable laws, tax treaties, regulations, or administrative practice is incorrect, or that such rules are changed, possibly with retroactive effect. Decisions by tax authorities may impair the present or previous tax position of Husqvarna.

Environmental risks

Although Husqvarna believes that its operations are in substantial compliance with applicable environmental, health and safety laws and regulations, violations of such laws and regulations have occurred and may also occur in the future. Husqvarna's operations are also linked to risks connected to the ownership and maintenance of industrial properties, such as the risk to undertake investigations and remediation of past or present contamination. Such risks may result in significant costs or other obligations.

The estimated cost to adapt the operations to environmental legislation recently passed in various markets, above all the obligation as regards treatment, recycling and waste handling of electrical products is highly uncertain. Measures to adapt the operations to these and future environmental demands may therefore result in significant additional costs or other obligations.

Other developments, such as increased requirements of environmental, health and safety laws and regulations, increasingly strict enforcement of them by government authorities, and claims for damage to property and injury to persons resulting from environmental, health or safety impacts of Husqvarna's operations or past contamination, could result in an order to pay fines or conditional fines or measures under civil or criminal laws. Such developments may also prevent or restrict Husqvarna's operations. For example, heavily increased environmental demands on petrol-powered engines could result in current technologies becoming obsolete, which could result in a material adverse effect on Husqvarna's earnings and position. Significantly reduced noise levels may also have such an effect.

Intellectual property rights

Husqvarna sells products under several well-known brands such as Husqvarna, Jonsered, Partner, Flymo, Poulan, Weed Eater, Dimas and Diamant Boart. It is of great commercial significance for the Group that the brands are protected against unauthorized use by competitors and that the goodwill connected to the brands may be maintained. In order to meet the market's needs, Husqvarna must continuously develop new technical solutions and new designs. For Husqvarna's future competitive power it is thus of great importance that such new technologies and designs are protected against unauthorized use by competitors.

Husqvarna is involved in several disputes in its day-to-day business to protect its intellectual property rights, resulting in costs for Husqvarna. More information on Husqvarna's brands and measures to protect them is found on p. 29.

Husqvarna's present applications for trademarks, patents and designs may not result in rights being granted, or if they are granted, that they will afford sufficient protection that will not be evaded by competitors. There are further no guarantees that procedures and products, which are covered by Husqvarna's protection of trademarks, patents or designs, will not infringe competitors' trademarks, patents or designs or that registered trademarks and granted patents and designs will not be attacked or contested by competitors or others. In addition, Husqvarna's competitors may develop or acquire intellectual property rights which may prove to be material for part of Husqvarna's operations. Husqvarna is also dependent on know-how which falls beyond the area protected by intellectual property laws. It cannot be ruled out that competitors will develop similar know-how or that Husqvarna will be unable to effectively protect its know-how.

If Husqvarna's actions or products are considered to infringe a third party's valid intellectual property rights or if it is considered to use a third party's trade secrets without authorization, it cannot be ruled out that resulting claims will have a material adverse effect on Husqvarna's earnings and financial position.

Disputes

Husqvarna is involved in disputes in the ordinary course of business. The disputes concern, among other things, product liability, alleged defects in delivery of goods and services, patent rights and other rights and other issues on rights and obligations in connection with Husqvarna's operations. Such disputes may prove costly and time consuming and may disrupt normal operations. In addition, the outcome of complicated disputes is difficult to foresee. It cannot be ruled out that a disadvantageous outcome of a dispute may prove to have a material adverse effect on the Group's earnings and financial position. For further information on the disputes and other liability issues in which Husqvarna is currently involved see "Legal matters and additional information" on p. 60–61.

Insurance coverage

Before the contemplated distribution, Husqvarna intends to maintain insurance coverage through external insurers and through wholly-owned insurance subsidiaries (captives), for a variety of exposures and risks, such as property damage, business interruption and product liability claims. Husqvarna believes that the insurance it has taken out or intends to take out before the contemplated dividend for foreseen exposures is sufficient. However, there are no guarantees (1) that Husqvarna will be able to maintain the insurance coverage in the future on acceptable terms or maintain it at all, (2) that future claims will not exceed or fall outside the Group's insurance coverage through external insurance companies or (3) that Husqvarna's provisions for uninsured losses will be sufficient to cover the final costs. For further information on Husqvarna's insurance coverage see "Legal matters and additional information on p. 60.

Financial risks

The Group is exposed to risks related to financial transactions and obligations. Such risks mainly include foreign exchange risks, interest rate risks, financing risks and credit risks.

The management and control of these risks are regulated in the Financial policy adopted by Husqvarna's Board of Directors. For more information on the Group's Financial policy, see p. 43–44.

Foreign exchange risks

Husqvarna operates through its own companies in approximately 40 countries around the world and is thereby subject to the risks associated with financial transactions in different currencies. In particular, the Group is exposed to foreign currency risks. Husqvarna is also exposed to risks arising from recalculation of balance sheets and profit and loss accounts of foreign subsidiaries. Since only a smaller part of the Group's sales occur in Sweden, value changes of the Swedish krona compared to other currencies are of great importance. The major currencies that Husqvarna is exposed to are the euro and the US dollar, including currencies correlating with the dollar, and the British pound. Husqvarna's manufacture is geographically widespread, which together with its hedging transactions reduces the effects of changes in exchange rates, but there are no guarantees that these measures will be sufficient.

Interest rate risks

Husqvarna will partly finance its operations through borrowing. This means that part of the company's cash flow will be used to pay interest on the company's debts, which reduces the funds available for Husqvarna's business activities and future business opportunities. A future increase in interest rates could increase the portion of the company's cash flow used for interest payments and may have an adverse effect on Husqvarna's earnings and financial position.

Further, Husqvarna holds assets and liabilities in order to manage the liquidity and cash needs of the day-to-day operations. These assets and liabilities are interest rate sensitive and therefore by nature subject to interest rate risks.

Even though the above mentioned exposures to interest rate changes and other interest risks are reduced to some extent by the use of derivative financial instruments, there are no guarantees that these hedging activities will be effective or sufficient.

Future capital requirement

In the assessment of Husqvarna's Board of Directors, the Group's future financial position is sound and the operations generate a strong cash flow under normal market conditions. However, if the Group's development should diverge from the planned development, it cannot be ruled out that a situation may arise in the future whereby the company needs to raise new capital.

It cannot be guaranteed that further capital may be raised on terms favourable to Husqvarna. If the company fails to raise the required capital in the future, the company's continued operations could be jeopardized.

Risks involved with holding Husqvarna shares and the separation from Electrolux

The Husqvarna share

Prior to the proposed listing of Husqvarna, there has been no organized trading in Husqvarna's shares. Although the Board of Directors of Husqvarna intends to apply to have Husqvarna listed on the O-list of the Stockholm Stock Exchange, no guarantees can be made regarding the liquidity of the share. The share price will, inter alia, be affected by variations in the company's earnings and financial position, changes in the stock market's expectations as regards future profits, supply and demand of shares, and development within the company's market segments and economic development in general. Consequently, the price at which the share will be traded will vary.

Increased costs as a result of being a separate listed company

Prior to the completion of the contemplated distribution of Husqvarna shares, Husqvarna is a wholly-owned subsidiary of a listed company. Husqvarna thus has a limited operational history as a consolidated unit, based on which the Group can be assessed, and has previously not been directly responsible for corporate governance, financial reporting practices and the demand for publicity applying to listed companies. As a listed company, Husqvarna will be affected by significant legal, accounting and other expenses that the company did not directly incur in the past.

Refinance of existing intercompany debt with external loans

In connection with or shortly before the separation, Husqvarna will refinance its existing intercompany debt with Electrolux with financing from external lenders, primarily through two credit facilities, with an aggregate amount of SEK 11 billion. These financing arrangements contain customary restrictions, demands for financial key ratios and causes for termination. The terms of these financing arrangements and any future indebtedness may impose various restrictions and demands for financial key ratios on Husqvarna that could limit its ability to take advantage of acquisition and other business opportunities. For further description of the terms, see the presentation of working capital on p. 43.

Tax risks

Electrolux has received a private letter ruling from the US Internal Revenue Service (IRS) with regard to the contemplated distribution of the shares in Husqvarna and the US corporate restructurings that precedes the distribution. The ruling confirms that these transactions will not entail any US tax consequences for Electrolux, its US subsidiaries or US shareholders of Electrolux, provided the distribution of Husqvarna shares is completed no later than June 27, 2006. The IRS ruling is based on the facts presented and representations made by Electrolux in the ruling request. Generally, an IRS private letter ruling will not be revoked or modified retroactively unless there has been an omission or misstatement of a material fact or a breach of a material representation. Electrolux has to its best knowledge presented all relevant material facts and representations and ensured that those facts and representations are correct and complete in all material respects. If, however, those facts or representations are found to be incorrect or incomplete in a material respect or if the facts at the time of the separation, or at any relevant point in time, are materially different from the facts upon which the IRS private letter ruling was based, Electrolux could not rely on the IRS ruling and the Spin-off might not qualify as a tax-free distribution under Sections 355 and 368 of the Internal Revenue Code of 1986 (as amended) (the "Code"). In addition, in accordance with current IRS ruling policy, the IRS ruling does not address certain significant issues relating to qualification under Section 355 of the Code and, as to those issues, Electrolux will be relying on an opinion of counsel. An opinion of counsel represents counsel's best legal judgment and is not binding on the IRS or any court. An opinion of counsel is also based on the representations and assumptions included therein.

If the IRS subsequently determined the distribution of Husqvarna shares to be taxable, the above consequences would not apply and each of the Electrolux US group, Electrolux and US holders of Electrolux shares would be subject to tax. Additionally, future events that may or may not be within the control of Electrolux or Husqvarna, including extraordinary purchases by third parties of Husqvarna shares or Electrolux shares, could cause the distribution of Husqvarna shares not to qualify as tax-free to Electrolux and/or US holders of Electrolux shares. For example, if one or more persons were to acquire a 50% or greater interest in Husqvarna shares or Electrolux shares as part of a plan or a series of related transactions of which the distribution is a part, the distribution of the shares of the US Outdoor companies would be taxable to the Electrolux US group, although that distribution would not necessarily be taxable to Electrolux (as the shareholder of the US group) and the distribution of the Husqvarna shares would not necessarily be taxable to those Electrolux shareholders subject to US tax (depending on whether such acquisition of share interest in Husqvarna or Electrolux occurs in a taxable transaction or a tax-free transaction).

There is no specific period of time after the dividend of the Husqvarna share when one can say with certainty that such a change of ownership can then occur without adversely affecting the US tax treatment of the dividend. What is essential is not just the passage of time but that, whenever any such change of ownership were to occur, it must not be part of a plan or a series of related transactions that includes the dividend of Husqvarna shares. In the absence of significant evidence to the contrary, however, the passage of a significant time period after the dividend can provide evidence that such a plan or relationship between the dividend and the change of ownership does not exist. Therefore, if such a change of ownership were to take place after two years or more have passed since the date of the dividend, it is unlikely that the IRS could successfully challenge the tax-exempt treatment of the dividend on the basis of that change of ownership, provided that such change of ownership, or a similar transaction, was not the subject of discussions or negotiations, or part of an agreement, understanding, or arrangement, between the parties before the dividend or during that two year period. There is, however, no guarantee for this and the consequences of a potential future ownership change need to be evaluated on a case by case basis.

Husqvarna has concluded a Tax Sharing and Indemnity Agreement with Electrolux. The Agreement includes covenants where Husqvarna represents inter alia (i) that the company and its US subsidiaries during a two-year period following the distribution of shares in Husqvarna shall continue the active conduct of trade or business that has been conducted throughout the five-year period prior to the distribution, (ii) that the US subsidiaries will not be liquidated during the two-year period, (iii) that neither Husqvarna nor its US subsidiaries will sell or otherwise dispose of its assets other than in the ordinary course of business during the two-year period, and (iv) that the US subsidiaries will not participate in any negotiations or agreements pursuant to which one or more persons acquire 50% or more of the shares or votes in Husqvarna or its US subsidiaries. Husqvarna cannot make such representation on its own behalf, since an acquisition of Husqvarna itself cannot be determined by the company or its Board. However, such change of control may render the private letter ruling from the IRS void and may result in US tax consequences.

Pursuant to the Tax Sharing and Indemnity Agreement, Husqvarna and two of its US subsidiaries have undertaken to indemnify Electrolux and its group companies for (i) US taxes resulting from the US corporate restructurings preceding the distribution and the distribution of Husqvarna shares if these transactions do not qualify as tax-free, and (ii) claims that Electrolux shareholders may assert with respect to US taxes relating to the spin-off; in both cases provided that the taxes arise as a consequence of a breach of representations made by Husqvarna or its US subsidiaries in the Tax Sharing and Indemnity Agreement, in the ruling request or if such change in ownership in respect of Husqvarna or its US subsidiaries described above would occur. When the tax arises as a result of a breach of an undertaking or representation submitted to the IRS and the cause of that breach is actions or omissions by Electrolux or by its shareholders and not by Husqvarna or its shareholders, and in cases where changes in ownership, as mentioned above, occur with respect to Electrolux and its subsidiaries and such changes are the cause of a tax liability, Electrolux is responsible for the resulting tax liability and will consequently bear the risk of such taxes.

Also in the case where the tax arises as a result of events that are not regulated in the Tax Sharing and Indemnity Agreement, Electrolux will be solely responsible for these taxes.

If the distribution of Husqvarna shares or the preceding corporate restructurings were taxable in the US, then:

1) The consolidated group of which Electrolux US will be the common parent would recognize a gain equal to the excess of the fair market value of the shares in Husqvarna Outdoor Products, Inc. and Husqvarna Professional Outdoor Products, Inc. on the date of the separation over the US tax bases therein of the Electrolux US group. Electrolux has not made an appraisal of these companies but it has reviewed the financials of other outdoor companies to determine an estimated valuation. Based upon such valuation we estimate that the resulting tax would be approximately 500 MUSD. Husqvarna's undertaking in the Tax Sharing and Indemnity Agreement covers these taxes if any such breach or change in ownership as described above occurs; and
2) Each US holder of Electrolux shares who receives shares in Husqvarna in the distribution would be treated as if the shareholder received a taxable distribution equal to the fair market value of the shares of Husqvarna received, taxed as a dividend to the extent of the shareholder's pro rata share of Electrolux current and accumulated earnings and profits (including earnings and profits arising from the gain to Electrolux described in the previous section) and then treated as a non-taxable return of capital to the extent of the holder's basis in the Electrolux shares and thereafter as capital gain from the sale or exchange of Electrolux shares. The Tax Sharing and Indemnity Agreement does not give the US shareholders a right to claim indemnification for such taxes from Electrolux, Husqvarna or its subsidiaries.

Under current law, individual citizens or residents of the US are subject to US federal income tax on dividends at a maximum rate of 15% (assuming holding period and other requirements are met) and long-term capital gains (i.e. capital gains on assets held for more than one year) at a maximum rate of 15%.

For further information on the Tax Sharing and Indemnity Agreement, see "Legal matters and supplementary information –Tax Sharing and Indemnity Agreement" on p. 59–60.

Future dividend is dependent on a number of factors

Holders of shares in Husqvarna are entitled to dividend as from for the financial year 2006. The size of any future dividends is dependent on the company's future earnings, financial position, cash flow, working capital requirements and other factors. See further "Dividend policy" on p. 17.

History

1689 The first Husqvarna factory is established, as a weapons foundry.

1867 *Statutory General Meeting in Husqvarna.*

1872 Husqvarna starts production of sewing machines and kitchen equipment in cast-iron.

1896 Husqvarna produces its first bicycle. Production continues until 1962, when it is transferred to Monark of Sweden.

1897 Husqvarna AB is incorporated.

1903 Production of motorcycles starts.

1918 Husqvarna acquires Norrahammars Bruk in Sweden and the product range is expanded to include heating boilers and lawn mowers.

1934–1949 Household products develop rapidly in terms of both technology and sales. During this period Husqvarna produces its first electric cookers, dishwashers and washing machines.

1959 Husqvarna starts production of chainsaws and motor-driven lawn mowers.

1968 Acquisition of AB Flymo in Malmö, Sweden, the Parent company in a group that manufactures hover lawn mowers. The company has plants in the UK, Australia and Germany, and markets its products in about 20 countries.

1978 Electrolux acquires Husqvarna. Acquisition of AB Partner in Sweden, which produces professional chainsaws and has subsidiaries in Norway and the US. Motor-driven products now include chainsaws, motorcycles, lawn mowers and cutting machines, with total annual sales of SEK 531m.

1979 Acquisition of Jonsereds AB in Sweden and Skil Corps' operations in hobby chainsaws in the US, Jobu forestry products in Norway and Pioneer Chain Saw Corp in Canada.

1980 Operations in Husqvarna, Partner and Jonsered are consolidated in Electrolux Motor AB. Production of chainsaws starts in Brazil.

1981 Acquisition of Norlett in Norway and Trail Manufacturing Ltd in Canada. Norlett produces and sells powered lawn mowers, gardening equipment and snow-clearing machines. Trail Manufacturing Ltd produces hobby chainsaws.

1985 Two acquisitions in France: Staub S.A. in rotary tillers, and the garden operations in Bernard Moteur, focused mainly on lawn mowers.

1986 Acquisition of Poulan/Weed Eater in the US, with a product range that includes hobby chainsaws, trimmers and leaf blowers, and with annual sales of SEK 1,200m. The acquisition complements Husqvarna's product range and strengthens its position in the US market. Production of riders starts in Sweden.

1987 Acquisition of Dimas Försäljnings AB, which produces diamond cutters. The motorcycle operation is sold to Cagiva of Italy.

1988 Acquisition of gardening operations in Roper Corp. in the US, one of the largest producers of lawn mowers, garden tractors and rotary tillers in the US market, with annual sales of about SEK 2,500m and 2,400 employees. The company's name is changed to American Yard Products. The US becomes the Group's largest market for garden equipment.

1990 Operations in Poulan/Weed Eater are complemented by the acquisition of Allegretti & Co in the US, which focuses on portable electrically- and battery-powered garden equipment and has annual sales of SEK 450m and 1,100 employees. Sale of US garden tractors starts in Europe. Sales of Outdoor Products amount to SEK 8,680m.

1995 Launch of the market's first solar-powered, self-propelled lawn mower. Outdoor products continue to show good growth, with annual sales of SEK 15,902m.

1997 The sewing machine operation is divested to Industri Kapital, a Swedish investment company.

1999 Acquisition of the European operations in McCulloch of the US, which produces lightweight chainsaws, trimmers, hedge clippers and leaf blowers and has annual sales of SEK 650m and 250 employees. Acquisition of Yazoo-Kees, a small US producer focused mainly on riders for professional maintenance of large landscaped areas.

2000 The diamond tools product area expands through the acquisition of Magnum Diamond & Machinery, JKS Lamage and Cushion Cut in North America. Acquisition of Bluebird Inc. in the US, a small producer of lawn aerators and dethatchers, complements Husqvarna's range of equipment for maintenance of large landscaped areas.

2001 Acquisition of Marazzini Ernesto in Italy, which produces lawn mowers and other outdoor products.

2002 Acquisition of Diamant Boart International, a leading producer of diamond tools for the construction and stone industries, with annual sales of about SEK 2,500m and about 2,000 employees.

2005 In February the Board of Directors of Electrolux decides that operations in Outdoor Products should be spun off as a separate unit and distributed cost-effectively to Electrolux shareholders no later than mid-2006. Start of work on the spin-off begins.

2006 The Board of Electrolux proposes that the Annual General Meeting resolves to distribute all shares in Husqvarna to the Electrolux shareholders. The Husqvarna Board intends to subsequently apply for a listing of the company's shares on the O-List of the Stockholm Stock Exchange.

Comments by the President

Husqvarna is the world's largest producer of chainsaws and other portable petrol-powered outdoor products, as well as lawn mowers. The Group is also one of the world's largest producers of garden tractors as well as cutting equipment and diamond tools for the construction and stone industries.

Husqvarna has a long history of technological expertise, starting with a weapons foundry as early as 1689. The first Husqvarna motorcycle was produced in 1903 and marked the beginning of an era in which expertise in engines became one of the company's major assets. Among other things, this expertise enabled the company to start producing chainsaws around 1960.

After the company was acquired by Electrolux in 1978, Husqvarna chainsaws became the foundation of the Outdoor Products operation, which expanded continuously through both organic growth and acquisitions. At the time, the company had annual sales of approximately SEK 700 million, which by 2005 had grown to SEK 28.8 billion. Our operations have grown with good profitability and stable margins.

The Electrolux Board of Directors now considers that Husqvarna's size and strong global market positions provide a potential for better development as a separate company. This is a positive and stimulating challenge for Husqvarna's management. We are convinced that there are good opportunities for developing the company and creating value for shareholders through continued good growth and high profitability.

Our strategy for achieving these goals is based on the strength of the Husqvarna brand, our global sales organization, expertise in product development, large production volumes, and experience in integrating acquisitions.

Today, Husqvarna is a well-known global brand that stands for technological leadership and high quality, primarily for chainsaws and other portable products. We have built the brand over many years through consistent investment in product development, marketing and service. In recent years the Husqvarna brand has been successfully launched in other product categories. I believe that there are good opportunities to utilize the strength of the brand in additional areas.

Continued investment in product development will be decisive for maintaining and strengthening the position of the Husqvarna brand. Husqvarna's expertise in portable petrol-powered products is a major asset which among other things has given us a leading *position in terms of meeting the increasingly more rigorous criteria* for exhaust emissions. Other strengths include our passion for products, which together with our focus on cost-efficiency and rapid decision-making are vital parts of our corporate culture.

Husqvarna has an efficient global distribution network and strong positions with major retailers as well as servicing dealers. This network has also been built over many years, primarily through investments in our own global sales organization, which provides support and service to retailers.

Our large volumes comprise a good base for production. Here too there are opportunities for further improvements in cost-efficiency, e.g. through increased purchasing from low-cost countries.

Like other industrial companies, we face great challenges from strong competitors, which means that we have to continuously improve all aspects of Husqvarna's operations. Success depends on access to highly capable people, both management and other personnel. And I believe that here also we are in a position of strength.

Bengt Andersson
President
Husqvarna AB



Business mission, competitive advantages, goals and strategies

Business mission

Husqvarna's business mission is to develop, manufacture and market mainly power products for forestry and lawn and garden maintenance, as well as cutting equipment for the construction and stone industries. The product range includes products for both consumers and professional users.

Competitive advantages

Operations have shown stable growth and high profitability for many years. This has been achieved on the basis of competitive advantages that include:

- Leading positions in the global market for approximately 90% of the Group's product categories.
- Strong position for the Husqvarna brand for chainsaws in the high-end segments.
- High degree of technical expertise and substantial resources in product development.
- Broad product range for many different customer segments, and a global distribution network.
- Global sales and service organization.
- Strong positions with leading retailers.
- Efficient supply chain for consumer products in the US.
- Complementary acquisitions that have been quickly integrated in operations.

One of the important factors contributing to Husqvarna's profitable growth comprises the substantial synergies that have been obtained between the different product and user areas in terms of e.g. product development, production, distribution, sales and brands.

Strong brands

The Husqvarna brand has had a strong position for many years in the global market for high-performance portable products such as chainsaws and clearing saws for professional users. The brand stands for high quality and high performance, and its products are sold in the high-end price segments. This position has been developed over many years on the basis of consistent investments in product development, marketing and service.

In recent years the product range under the Husqvarna brand has been gradually expanded and now comprises products for professional landscape maintenance as well as high-performance garden equipment for consumers. Products under the Husqvarna brand are sold mainly through servicing dealers. In some markets the Husqvarna brand is complemented by the Jonsered brand, which has a similar profile.

The Flymo brand has a leading position for electrically powered high-performance garden equipment for consumers in the UK and Scandinavia. Poulan and Weed Eater are also well-known brands in the US.

High level of technical competence

The Group's competence in such areas as engine technology has been decisive for achieving a leading position in the global market for petrol-powered portable products such as chainsaws and clearing saws. Husqvarna develops and manufactures its own engines for these products, including a number of vital engine components.

Own development of engines is a prerequisite for obtaining optimal product properties, as the engine is fully integrated with components that also affect other functions of the product. Intellectual property in the form of patents and expertise in this area represent substantial value, as profitability for these products is considerably higher than the Group average. These assets also comprise a substantial competitive advantage.

For wheeled products such as lawn mowers and garden tractors, Husqvarna and its competitors use standard engines that are produced by a number of companies that specialize in this area. These engines are outsourced because the criteria for low weight and integrated design are not the same as for portable products.

The Group has other key patented technologies for such products as the Automower, the automatic lawn mower and for production of diamond tools for cutting stone and concrete.

Global sales organization and distribution

Husqvarna has a strong global distribution network for its products. Most consumer products for the mass market are sold through large retail chains. Over the years the Group has developed strong relations with the leading retailers for these products in both Europe and the US.

Consumer products under the Husqvarna and Jonsered brands and professional products for forestry, lawn and garden maintenance are sold almost exclusively through servicing dealers. The Group sells these products through about 20,000 dealers world-wide. The Group's own sales organization is mainly responsible for sales and support to these dealers. This organization and the comprehensive dealer network have been developed over many years and comprise a substantial resource as well as a competitive advantage.

Operational goals and strategies

The text below contains forward-looking statements based on Husqvarna management's current assumptions and estimates regarding future events and circumstances. Husqvarna's actual results can deviate substantially from claims or assumptions in the text below for several reasons which include but are not limited to the risks indicated in the section "Risk factors" on p. 8–13.

Husqvarna's goal is to continue to create value for shareholders through good growth and high profitability. Husqvarna will achieve this by maintaining leading global market positions within the product areas and market segments in which the Group operates. Internal activities will be focused primarily on the following:

Organic growth

Over the past ten years operations have shown average annual organic growth of 5.5%, after adjustment for exchange-rate effects (7.5% including acquisitions). Over the past 5 years average annual organic growth has been 5%, after adjustment for exchange-rate effects. The Group's growth is considered to have been historically higher than market growth. Husqvarna's aim is to continue to maintain organic growth through investments that will strengthen and broaden the product range, and through effective utilization of the Group's global sales and distribution network.

Product development

The share of new products in the total product range has increased considerably in recent years. This has been achieved without increasing development costs in relation to sales.

In 2005 investment in R&D amounted to SEK 445m, corresponding to 1.5% of sales.

Continued intensive product development is a vital part of efforts to further expand and strengthen the product offering and to increase sales of both consumer and professional products, primarily under the Husqvarna brand.

Distribution

There is a strong correlation between sales and the size of the distribution network. Husqvarna's sales organization therefore strives continuously to further expand and strengthen the Group's world-wide distribution network.

Greater cost-efficiency

The Husqvarna corporate culture features high cost-efficiency. However, increasing downward pressure on prices, particularly for consumer products, requires prioritizing greater cost-efficiency, through e.g.:

- Internal relocation of production to plants with lower cost levels
- Relocation of some production to low-cost countries, and increased purchases from these countries
- Continued consolidation and streamlining of administration as well as sales and marketing functions
- Product development focusing on creating better solutions at lower cost, and enabling increased purchases from new suppliers in low-cost countries.

Complementary acquisitions

Husqvarna has made a number of acquisitions over the years that have generated synergies which have also contributed to organic growth. Husqvarna's strategy includes continued acquisitions that will strengthen existing product categories and expand the product range with new, complementary products for which synergies can be achieved in terms of e.g. distribution, brands and technology.

Financial goals and dividend policy

Husqvarna's general goal is to create value for shareholders and other stakeholders through sustained and profitable growth. This growth shall be achieved through a combination of organic growth and continued complementary acquisitions.

Husqvarna shall also maintain a strong capital base and a debt burden that will secure access to capital in order to enable both organic growth and possible future acquisitions.

Growth in net sales

Husqvarna's long-term goal is to achieve annual organic growth of approximately 5% over the course of a business cycle. Husqvarna also aims at growth through complementary acquisitions.

Operating margin

Husqvarna's long-term goal is to achieve an operating margin of more than 10% over the course of a business cycle.

Capital structure

The goal is that Husqvarna's capital structure should correspond to a long-term credit rating of at least BBB in accordance with the credit rating principles applied by Standard & Poor's or similar institutions. It is considered that this currently requires that the long-term seasonally adjusted net debt in relation to operating income before depreciation and amortization (EBITDA) does not exceed a multiple of 2.5.

Dividend policy

It is the intention of the Husqvarna Board to give shareholders a dividend that reflects a good direct yield as well as dividend growth, and to implement a policy in which the level of the dividend is linked to Husqvarna's earnings, financial position and other factors which the Board considers to be relevant. In the long term the annual dividend shall correspond to 25–50% of the Group's net income.

Operations and the market

Husqvarna is the world's largest producer of chainsaws and other portable petrol-powered garden equipment such as trimmers and leaf blowers, as well as lawn mowers. Husqvarna is also one of the world's largest producers of garden tractors as well as cutting equipment for the construction and stone industries. These product areas account for approximately 90% of Husqvarna's net sales. In 2005 Husqvarna reported net sales of SEK 28.8 billion.

Key data[1]

Husqvarna Group

SEKm, unless otherwise stated	2005[2]	2004[2]	2003[3]
Net sales	28,768	27,202	26,819
Operating income	3,111	3,128	2,955
Operating margin, %	10.8	11.5	11.0
Net assets	10,345	8,551	8,788
Return on net assets, %	26.6	31.3	29.5
Investments	1,259	1,040	923
Average number of employees	11,681	11,657	11,392

1) Key data correspond to the information reported by Electrolux for the Outdoor Products segment.
2) Reported in accordance with IFRS.
3) Reported in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council.

Net sales, by geographical area

	2005	2004	2003
North America	57%	59%	61%
Europe	37%	35%	34%
Rest of the world	6%	6%	5%

For additional financial information about the Husqvarna Group, see the section "Summary of financial information for the Outdoor Products segment and comments on financial performance" on p. 33–37.

Net sales 2005, by geographical area


Rest of the world
6%
North America
57%
Europe
37%

Net sales 2005, by business area

Professional Products 36%

Consumer Products 64%


President and CEO
Bengt Andersson
CFO
Bernt Ingman
Legal Affairs
Olle Wallén
Communications
Åsa Stenqvist
Human Resources
Lars Worsøe Petersen
Consumer Products
Professional Products
North America
Robert E. Cook
Rest of the world
Hans Linnarson
Forestry
Bo Andreasson
Lawn and garden
Hans Linnarson
Construction
Anders Ströby

The information in the prospectus about market shares and Husqvarna's market position in absolute numbers or in relation to the competitors constitutes Husqvarna's overall assessment based on internal as well as external sources. Husqvarna is not aware of any separate, available market statistics that provide a relevant picture of Husqvarna's markets. The sources that form the basis of Husqvarna's assessment are, among others, trade statistics, information provided by independent research institutes such as TraQline in the US and GFK in UK together with information from subcontractors. Husqvarna has aimed at providing correct information, based on these sources, in the prospectus. However, neither Husqvarna, nor Electrolux, have themselves verified such information based on these sources and disclaim responsibility for its accuracy and completeness.

The market

The global market for Husqvarna's consumer garden equipment and professional products for the Forestry, Lawn and garden and Construction user areas is estimated at approximately SEK 150 billion annually. North America accounts for approximately 60% of the global market, Europe for more than 30%, and the rest of the world for less than 10%.

Demand is driven overall by the general economy, the level of activity in the forest and construction industries, and private consumption of household capital goods. Average annual growth in global demand over a business cycle is estimated by Husqvarna at 2–3% in terms of volume. Strong local variations may occur as a result of weather conditions, primarily regarding garden equipment for both consumers and professional users, which also shows strong seasonal variations, and most of the sales are during the first half of the year.

Major factors for success comprise strong brands, product development, a well-developed distribution network and an efficient supply chain that can handle the substantial seasonal and weather-related variations in demand.

The business models for Husqvarna's two business areas differ in several respects. The major share of consumer products are sold through large retail chains, primarily Sears, but also Lowe's, Wal-Mart and Home Depot in the US, and B&Q, Carrefour, Bauhaus and K-Rauta in Europe. Professional products are sold either through servicing dealers, or directly to end-users. However, consumer products are also sold through servicing dealers.

Business areas and organization

Operations in Husqvarna are organized in two business areas: Consumer Products and Professional Products.

Consumer Products comprises two geographical areas, i.e. North America and Rest of the world. Professional Products comprise three user areas, i.e. Forestry, Lawn and garden, and Construction.

Consumer Products

In this business area Husqvarna develops, manufactures and markets a wide range of consumer products for garden care, such as lawn mowers, garden tractors, trimmers, leaf blowers, hedge cutters, snow throwers and chainsaws.

Sales in 2005 amounted to SEK 18.4 billion, corresponding to 64% of Husqvarna's total net sales. The average number of employees was 6,054.

Operations comprise two geographical areas: North America and Rest of the world. Operations are subject to considerable seasonal variations, and the greater part of sales are during the first half of the year. Demand depends on a number of factors, including weather conditions and the length of the growing season.

Key data[1]

Consumer Products

SEKm, unless otherwise stated	2005[2]	2004[2]	2003[3]
Net sales	18,360	17,579	17,223
Operating income	1,372	1,607	1,493
Operating margin, %	7.5	9.1	8.7
Net assets	5,719	4,646	4,498
Return on net assets, %	19.2	27.6	25.6
Investments	859	587	571
Average number of employees	6,054	6,041	5,633

1) Key data correspond to the information reported by Electrolux for the Outdoor Products segment.
2) Reported in accordance with IFRS.
3) Reported in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council.

For additional financial information about the Husqvarna Group, see the section "Summary of financial information for the Outdoor Products segment and comments on financial performance" on p. 33–37.

Products and brands

The range of consumer products includes:

- Petrol-powered wheeled equipment such as lawn mowers, garden tractors and snow throwers.
- Petrol-powered portable equipment such as chainsaws and trimmers.
- Electrically powered equipment such as lawn mowers, Automower, the automatic lawn mower, trimmers, hedge cutters and leaf blowers.

The brands are:

- Husqvarna and Jonsered for high-performance wheeled and portable products, globally.
- Flymo for electrically-powered high-performance products, and Partner and McCulloch for lower-end petrol-powered products, in Europe.
- Poulan, Poulan Pro and Weed Eater for petrol-powered low-end portable and wheeled products in the US.

In addition to own-branded products, the Group supplies selected retail chains with products under their private labels.

Garden products are exposed to strong competition and downward pressure on prices. High internal efficiency is a prerequisite for profitability. Strong brands built on successful product development, high quality and consistent marketing are important, and normally enable higher profit margins. Husqvarna, Jonsered and Flymo are such brands. These brands still account for a small share of Group's total sales of consumer products, but have increased substantially in the past years.

Consumer Products	Major brands	Location of major plants	Major competitors
North America	Husqvarna Poulan Weed Eater	USA	John Deere MTD Stihl Toro
Rest of the world	Husqvarna Jonsered Flymo Partner McCulloch	Sweden UK	Bosch GGP Stihl

Consumer products in North America

The greater share of sales in North America refer to mass-market products under the Poulan and Weed Eater brands, as well as deliveries to Sears under its Craftsman brand. However, high-performance products under the Husqvarna brand account for a growing share of sales. In 2005 the North American operation accounted for approximately two-thirds of total sales within Consumer Products.

Market position

The Group has strong market positions, particularly for lawn mowers, garden tractors, trimmers and chainsaws. Market shares are estimated at approximately 25–40% depending on product category, with the highest shares for lawn mowers and chainsaws.

Customers and distribution

Consumer products are sold in North America mainly through large nation-wide and regional chains of retailers and DIY outlets, in particular Sears but also Lowe's, Home Depot and Wal-Mart.

The Sears retail chain is Husqvarna's largest customer. Sears is the world's largest retailer of outdoor consumer products, under the Craftsman brand, and has a market share of approximately 30% in the US.

The Group has been the main supplier to the Craftsman brand since the late 1980s. Deliveries include both wheeled and portable products such as garden tractors, lawn mowers, trimmers, leaf blowers and chainsaws.

Sales to Sears have shown good growth over the years. The Group has been able to maintain its position as Sears' main supplier mainly on the basis of a strong product range and high cost-efficiency in production as well as other parts of the supply chain.

Production

Products are manufactured at four plants in the US: two in Arkansas for portable equipment, one in South Carolina for garden tractors, and one in Georgia for lawn mowers.





The Group manufactures a wide range of garden equipment that includes grass trimmers.



Husqvarna is one of the world's largest producers of garden tractors.



The Group is the market leader in the US for consumer chainsaws, under the Poulan, Poulan Pro and Weed Eater brands.



Automower is an automatic battery-powered lawn mower that needs no supervision.



Flymo features lawn mowers that collect and pack grass cuttings in a biodegradable bag.

Consumer products in Rest of the world

The Group offers a broad range of petrol- and electrically-powered products, both wheeled and portable.

In 2005 operations in Rest of the world accounted for approximately one-third of total sales of consumer products. The greater share of sales refer to Western Europe, where the Group has been a market leader for many years in electrically-powered products in the UK and Scandinavia, under the Flymo brand.

The Group also has strong market positions for chainsaws for the consumer market under the Husqvarna, Partner and McCulloch brands, as well as for garden tractors under the Husqvarna brand. The Jonsered and Partner brands have strong positions in Scandinavia within several product categories.

Sales of high-performance products under the Husqvarna brand have increased substantially in recent years.

Market position

The Group's market shares are estimated at approximately 10–30%, depending on product category, with the highest shares for garden tractors, electric lawn mowers and chainsaws.

Customers and distribution

Almost half of sales refer to large national and international retail chains and DIY outlets such as B&Q, Carrefour, Bauhaus and K-Rauta. The rest of sales refer to smaller independent retailers and servicing dealers. Outside North America, Husqvarna-branded products are sold exclusively to servicing dealers, who have strong positions for high-performance products.

The market for consumer products shows a trend to an increasing share of distribution by large retail chains, but to a lesser extent than in North America. Group sales to these customers have grown gradually. Group sales of consumer products to servicing dealers have grown at a higher rate, however.

Production

The major share of electrically-driven products are produced in a plant in the UK. Petrol-powered trimmers, chainsaws and lawn mowers are manufactured in a smaller plant in Italy. Other products are either produced in the Group's plants in the US or sourced from Asia.

Professional Products

Operations in this business area involve development, manufacture and marketing of a wide range of portable products such as chainsaws, clearing saws, trimmers and leaf blowers, as well as lawn mowers, riders and other special wheeled products for landscape maintenance. The product range also includes machines, diamond tools and other equipment for cutting e.g. concrete and stone, as well as a comprehensive range of accessories.

In 2005 sales amounted to SEK 10.4 billion, corresponding to 36% of Husqvarna's total net sales. The average number of employees was 5,627.

Operations are divided into three user areas: Forestry, Lawn and garden, and Construction.

These areas show varied seasonal sales patterns, i.e. most sales within Lawn and garden are during the first half of the year, while the greater share of sales in Forestry are in the second half. Sales within Construction are more evenly distributed over the year.

Key data[1)]

Professional products

SEKm, unless otherwise stated	2005[2)]	2004[2)]	2003[3)]
Net sales	10,408	9,623	9,596
Operating income	1,739	1,521	1,462
Operating margin, %	16.7	15.8	15.2
Net assets	4,626	3,905	4,117
Return on net assets, %	38.4	36.4	35.0
Investments	400	453	352
Average number of employees	5,627	5,616	5,759

1) Key data correspond to the information reported by Electrolux for the Outdoor Products segment.
2) Reported in accordance with IFRS.
3) Reported in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council.

For additional financial information about the Husqvarna Group, see the section "Summary of financial information for the Outdoor Products segment and comments on financial performance" on p. 33–37.

Products	Major brands	Location of major plants	Major competitors
Forest equipment – chainsaws and clearing saws	Husqvarna Jonsered	Sweden	Stihl
Equipment for lawn and garden maintenance	Husqvarna Jonsered Bluebird Yazoo/Kees	Sweden USA	Stihl, Echo John Deere Scag Toro
Equipment for the construction and stone industries – power cutters and diamond tools	Partner Dimas Diamant Boart	Sweden Belgium Spain Portugal Greece USA	Saint Gobain Tyrolit Wheelabrator

Husqvarna and Jonsered are two of the world's three leading brands for professional chainsaws.







The product offering also includes a wide range of protective clothing and accessories.

A new clearing saw with thermostat-controlled heating in the handle.

User area Forestry

The Group manufactures a wide range of high-performance chainsaws for various geographical areas and climates. The product range also includes clearing saws and accessories such as chains, blades, protective clothing and tools.

These products are developed for users who demand high levels of performance, durability and ergonomy and meet most needs for forest management and tree care.

In 2005, the Forestry user area accounted for almost half of the Group's total sales of professional products.

Products are sold under the Husqvarna and Jonsered brands, with Husqvarna accounting for a dominant share of sales. Husqvarna and Jonsered are two of the three leading brands for chainsaws in the global market, with a combined market share of approximately 40% in the professional segment.

The market

Mechanization within the forestry sector has led to declining demand for professional chainsaws in the traditional European and North American markets over many years. In contrast, demand has increased in new markets in Latin America and Eastern Europe. Consumer demand for professional products has also increased. These trends have led to an increase in the total market for chainsaws in recent years.

Customers and distribution

The greater share of sales are through own sales companies to servicing dealers. In smaller markets, products are sold through distributors. The Group is represented in more than 100 countries through a total of more than 20,000 dealers.

Production

Chainsaws are manufactured in a large plant in Sweden and a smaller plant in São Carlos, Brazil.



Husqvarna's most advanced rider is designed for professional users and features all-wheel drive.

User area Lawn and garden

The product range within Lawn and garden includes riders and walk-behind lawn mowers as well as specially developed wheeled products for landscape maintenance. The range also includes portable equipment such as trimmers, hedge cutters and leaf blowers. The Husqvarna brand accounts for the major share of sales, complemented by Jonsered as well as Bluebird and Yazoo/Kees for a limited range of products in the US.

In recent years, Husqvarna has gradually extended its product range and presence in this area, which accounted for almost one-quarter of the Group's sales of professional products in 2005. Approximately half of sales refer to North America and the rest mainly to Europe.



Products within Lawn and garden must meet demands for performance, durability and comfort. An effective process and organization for technical service is also essential for success in this area, where larger lawn mowers are priced at more than SEK 100,000.

The market

North America is the largest market for this type of equipment, followed by Europe. Market growth is higher than in the consumer segment, as an increasing share of companies and private individuals purchase garden-care and landscape-maintenance services, particularly in the US. This trend is expected to continue in coming years.

Husqvarna's market shares in North America and Europe are estimated at 5–20%, depending on product category.

Customers and distribution

Products are distributed through subsidiaries as well as independent distributors to servicing dealers and machine-rental companies.

The primary end-users are:

- Professional landscape contractors in the US and Europe.
- Municipalities and other institutional users in Europe.

Production

Production is located in one plant in Sweden and one in the US.

The product offering in Professional Lawn and garden includes edgers as well as Zero Turn mowers that can turn on their own axes, which ensures maximum accessibility and maneuverability.

User area Construction

The Group's product range for this area comprises machines and diamond tools for the construction and stone industries, which are sold mainly under the Dimas, Partner, Target and Diamant Boart brands. Operations have grown through a number of acquisitions since the late 1990s. Husqvarna is today the world's largest manufacturer within these product categories.

In 2005 this user area accounted for almost one-third of the Group's total sales of professional products. The greater share of sales refer to Western Europe and North America.

These machines include floor saws, tile and masonry saws and wall and wire saws as well as drill motors with drill stands and power cutters. Diamond tools, which are consumables are cutting tools that are mounted on the machines. Husqvarna's range of diamond tools includes saw blades, diamond wires, drill bits, and tools for calibration, grinding and profiling. Customers who buy the above machines also buy the Group's diamond tools to a large extent.

The above products must meet rigorous criteria for performance, operating economy and reliability. Other important factors for success include a broad product offering, highly accurate deliveries and effectively performing functions for support and technical service.

The market

Sales in the construction industry are driven mainly by the need for maintenance and renovation of roads and building, development of infrastructure, and construction of industrial facilities. In the stone industry, demand is driven by the increasing use of stone in both residential and commercial properties. Demand for stone-processing equipment is declining in Europe, but total global demand is increasing on the basis of growth in other parts of the world, primarily Asia and South America.

Husqvarna is estimated to have a global market share of approximately 13%. The Group is the market leader in Europe and the US in several product categories.

Customers and distribution

Products for the construction industry are sold primarily through rental firms and specialized dealers, as well as directly to large contractors.

Products for the stone industry are sold more or less exclusively to end-users, i.e. companies that quarry and/or process stone.

Production

Production is located mainly in Sweden, Belgium, Spain, Portugal, Greece and the US. The Group has a wholly-owned plant in China which accounts for an increasing share of production of floor and tile saws. The Group also has service facilities in a number of countries.





The new Partner power cutters feature substantially lower levels of emissions, vibrations and noise.

Dimas Gyro – a unique, flexible drilling system for the construction industry.

New products

Continuous product development is of great significance for Husqvarna's ability to maintain a competitive product offering and to further broaden and expand the company's product range. Husqvarna therefore invests in R&D, focusing on creating products with even higher performance as well as on important factors such as ergonomy, design, safety, user-friendliness, simple service and environmental impact.

In 2003–2005 Husqvarna launched the following major new products:

- **Husqvarna Automower**
  New generation of Automower, the battery-powered automatic lawn mower, with improved performance.
- **Flymo grass trimmer/edge cutter**
  New dual-function trimmer that converts easily to an edge cutter with a simple adjustment.
- **Flymo lawn mower**
  New mower with an "easibag" that collects and packs the grass clippings in a compostable bag.
- **Extremely light-weight Husqvarna chainsaws**
  Two models specially designed for use in hilly terrain, for small-diameter timber.
- **Jonsered chainsaws**
  Three models in 45-60 cc and one in 85-cc class. All feature centrifugal air-cleaning, fast acceleration and effective vibration-damping. Special features are available for various needs, such as heated handles for winter use.
- **Husqvarna chainsaws with improved engine performance**
  Three models of a new generation of chainsaws featuring the patented X-TORQ technology. Improved performance, better ergonomy, and lower fuel consumption. Considered to meet the present and coming known criteria for exhaust emissions in Europe and the US.
- **Husqvarna and Jonsered clearing saws, 45 cc**
  A total of nine models, five of them branded Husqvarna and four Jonsered. Many unique features, such as heated handles and specially developed load-absorbing harness for long working sessions.
- **Husqvarna clearing saws, 35 cc**
  Two models, driven by Husqvarna E-tech engines that feature lower exhaust emissions and up to 20% lower fuel consumption. Considered to meet all present and coming known criteria for exhaust emissions.
- **Husqvarna leaf blower**
  New back-pack blower for professional users. Lowest noise level in its class (64 dBA), high blowing power and high blowing speed (>79m/s). Low vibration levels thanks to an integrated damping system and the Husqvarna E-tech low-emission motor.
- **Husqvarna lawn mowers for professional users**
  A series of four new mowers featuring mulching technology that cuts grass in small clippings and recycles it as mulch for the lawn. Very low vibration levels, high reliability and the best mowing results on the market.
- **Jonsered riders**
  Two models of riders with patented steering systems. Articulated steering combined with hydrostatic drive system and front-mounted clippers offers the best control, the best mowing results and minimal need for trimming after mowing.
- **Husqvarna FWD riders for professional users**
  Two FWD riders enable substantially improved traction on wet ground and in winter for use of plough blades, snow throwers and brushes.
- **New platforms for Husqvarna riders**
  Two new platforms, iZ/BZ for different sizes of professional Zero Turn Riders.
- **Husqvarna riders for demanding consumers**
  First version of a consumer-adapted rider based on the Zero Turn concept. Designed mainly for the North American market.
- **Larger Husqvarna lawn mowers for professional use**
  A series of large motor-driven mowers, i.e. intermediate walks offering improved performance and requiring less service and maintenance.
- **New generation Husqvarna riders for demanding consumers**
  New, more cost-efficient platform based on Zero Turn concept. Several adapted accessories and a unique load-carrier.
- **New cutting deck for riders**
  The new Husqvarna Tunnel Ram cutting deck fits all professional Zero Turn riders. Increases productivity by up to 20% over conventional systems.
- **New platform for Husqvarna and BlueBird dethatcher**
  A new platform for professional dethatchers. Enables users to modify products easily for specific applications, to meet demand from machine-rental sector.
- **BlueBird bed-edger/cable-layer**
  Bed Bug a combined bed-edger and cable-layer is a completely new type of product, designed for the machine-rental sector.
- **Power cutter**
  A new-generation power cutter with new engine technology that enables improved performance and lower fuel consumption. This product also features high reliability and lower vibration levels for the user. It meets the known coming environmental criteria in both the US and Europe.
- **Fuel-driven ring cutter**
  This 350 mm blade is eccentrically driven and can cut sections up to 260 mm in depth.
- **Larger floor saws**
  New generation saws with water-cooled diesel engines and a new hydrostatic drive.
- **Hydraulic wall saws**
  New generation saws featuring lower weight, higher performance and lower production cost.
- **New Multiwire technology**
  The new technology enables using up to 60 7-mm diamond wires for fast cutting granite slabs.

Competitors

From an overall perspective, Husqvarna's major competitors are Stihl of Germany, Modern Tool and Die company (MTD) and John Deere of the US.

Stihl competes with Husqvarna in a number of product categories, primarily petrol-powered portable products, and has a similar profile, with a strong brand as well as products that feature high quality and high performance. MTD's sales volume for lawn mowers and garden tractors is estimated to be on a level with Husqvarna's. John Deere has a strong brand and competes with Husqvarna within lawn mowers and garden tractors for consumers, and in professional equipment for lawn and garden maintenance.

In addition to MTD and John Deere, Toro of the US is a strong competitor, with a leading market position in professional equipment for lawn and garden maintenance. Toro also has strong market shares within lawn mowers and electric trimmers for consumers.

In terms of consumer products in Europe, Globen Garden Products (GGP) is a leader within lawn mowers and garden tractors under brands such as Stiga.

Many of Husqvarna's major competitors thus operate in more than one user area. However, they normally specialize in either wheeled or hand-held equipment, and in some cases only in electrically powered products.

The major competitors for equipment for the construction industry are Hilti, based in Lichtenstein, Tyrolit of Austria, Saint Gobain and Wheelabrator of France, and Stihl of Germany for cutting machines.

			Market segment			
			Lawn and garden		Forestry	Products for the construction industry
Company	Country	Major markets	Consumer	Professional		
Black & Decker	USA	USA	X			
Bosch	Germany	Europe	X			
Briggs & Stratton	USA	USA	X	X		
Echo	Japan	Japan, USA	X	X	X	
GGP	Italy	Europe	X			
Hilti	Liechtenstein	Europe, USA, Asia				X
Jenn Feng	Taiwan	Asia, Europe	X			
John Deere	USA	USA, Europe	X	X		
MTD	USA	USA	X	X		
Saint Gobain	France	Europe, USA				X
SCAG	USA	USA		X		
Stihl	Germany	USA, Europe	X	X	X	X
Textron	USA	USA		X		
Toro	USA	USA	X	X		
TTI	China	USA	X			
Tyrolit	Austria	Europe, USA				X
Wheelabrator	France	Europe				X

Suppliers

Raw materials and components account for approximately 50% of the total cost of the Group's products, which means that efficient purchasing is essential. Husqvarna has developed an efficient purchasing process as well as a smoothly functioning purchasing organization at both Group and local levels.

Steel and plastics are the most important raw materials purchased by the Group. In terms of components, petrol engines for lawn mowers and garden tractors account for a substantial share of purchases, with Briggs & Stratton of the US as the major supplier. Chains and blades for chainsaws also account for a considerable share, virtually all of them purchased from Blount of the US. However, the Group's aim is for important components to be purchased from at least two sources.

Purchases from low-cost countries have increased in recent years and this trend is expected to continue.

The Husqvarna Workplace Code of Conduct includes a section addressed to suppliers in order to ensure that the products and components purchased by the Group are also produced in good working environments. Follow-up and monitoring of compliance with the Code has been steadily expanded in recent years.

Human resources

The strategic focus for Husqvarna's personnel management has been determined on the basis of the Group's long-term business goals and operational plans. The Group's culture and core values feature a high rate of innovation and an emphasis on customer care. Husqvarna encourages employee participation, involvement of all employees in development activities, and a non-bureaucratic atmosphere within a clear organizational structure that enables rapid decision-making.

Husqvarna has a well-developed process for Talent Management in order to develop and ensure access to future managers. The process is driven by the Human Resources staff and features the active involvement of line managers.

Husqvarna considers that it has good relations with employees and unions, and expects them to continue. The majority of the personnel in production are union members, with the exception of the Group's plants in the US as well as smaller plants in countries where unions are not normally represented. About 20% of the workforce in the US is seasonally employed. The corresponding figure for the UK is 400, i.e. approximately 8% of the workforce in Europe. The large share of seasonally employed involves relatively high personnel turnover and requires training new personnel at the start of a season. The average number of Husqvarna employees in 2005 was 11,681.

*In 2005 the average number of employees in the parent com*pany Husqvarna was 2,208, in 2004 2,181 and in 2003 2,229. With few exceptions, these were employed in Huskvarna, Sweden.

Average number of employees 2005, by geographical area


Rest of the world
6%
North America
52%
Europe
42%

Employees 2005, by gender


Women
35%
Men
65%

Average number of employees	2005	2004	2003
Europe	4,963	5,228	5,335
North America	6,068	5,853	5,524
Rest of the world	650	576	533
Total	**11,681**	**11,657**	**11,392**

Major production plants

The most important production plants of Husqvarna are presented in the table below. Husqvarna has no significant pledged mortgages or similar encumbrances on these plants.

Plants	Products	Owned/rented	Size (square meter)
Huskvarna, Sweden	Chain saws, clearing saws, trimmers, riders	Owned	135,100
Orangeburg, USA	Riders, rotary cultivators	Owned	118,500
McRae, USA	Lawn mowers (petrol-powered)	Owned	58,600
Aycliffe, UK	Lawn mowers (electric products)	Owned	49,500
Swainsboro, USA	Lawn mowers (petrol-powered), components	Owned	39,300
Nashville, Poulan, USA	Trimmers, leaf blowers	Owned	26,500
Beatrice, Nebraska, USA	Riders for professional users	Rented	25,000
De Queen, USA	Chain saws (petrol-powered)	Owned	16,000
Ath, Belgium	Diamond tools	Owned	12,800
Columbia, USA	Diamond tools	Owned	9,100

Environmental conditions

Husqvarna's business is regulated by a number of national and international regulations within the environmental-, health- and safety field issued by EU or national and regional legislators and authorities. These regulations concern, among other things, the operation of Husqvarna's facilities with regard to storage, handling and treatment of chemicals, materials and rest products and emissions to air, water and ground. Husqvarna believes that the business in all material respects is conducted in accordance with applicable regulations and that, with respect to the long-term commitment of the business, there is a high level of cautiousness applied. The main part of Husqvarna's facilities, having a minimum of 50 employees, is certified under ISO 14001.

Husqvarna has the environmental permits that are required for the current operations at the different facilities where the Group conducts its business. A number of the properties where Husqvarna today conducts its business have long been used for industrial operations, and a certain impact on the environment has taken place. Presently, Husqvarna takes part in investigation and environmental remediation at a few of the facilities. However, more extensive demands for actions or environmental remediation which might be expected to affect Husqvarna's possibilities of using the facilities as intended have not been addressed to Husqvarna. When operations are closed down, a liability to carry out investigations may arise and, to the extent it is considered necessary, taking measures for follow-up treatments. Currently, there are no plans to close down any of the more important facilities mentioned above.

Research and development, intellectual property rights

Research and development expense

Advanced expertise and continuous investment in product development have been decisive in achieving profitable growth. High sales volumes, efficient development activities and outsourcing of engines for wheeled products have permitted development costs to be kept at a relative low level vis-à-vis sales. The Group's development resources have been gradually consolidated in larger units, which has also helped to keep costs down.

Research and development expense over the past three years is shown in the table below.

Research and development

SEKm	2005	2004	2003
Total	**445**	**418**	**373**
Of which capitalized	140	121	71
% of net sales	*1.5*	*1.5*	*1.4*

The above figures for R&D expense do not include costs for continuous upgrading of products, primarily for the professional range. In 2005, these costs were approximately SEK 84 million, with SEK 65 million in 2004, and about SEK 50 million in 2003.

R&D projects in 2003-2005 primarily involved the development of new product platforms for garden tractors, chainsaws and clearing saws.

Stricter legislative requirements regarding lower exhaust-gas emissions in recent years have led to new engine designs for portable petrol-powered products. Husqvarna has developed engines that meet the new criteria and also feature better performance, reinforcing the Group's position as a leading manufacturer of portable petrol-powered products.

Intellectual property rights

Husqvarna manages a large number of patents, patent applications, brands and other intellectual property rights in its operations. Husqvarna develops most of the technology and design used in the Group's products within the Group itself. As a result, Husqvarna has several thousand patents and registered designs and applications for similar protection covering several different functions and products. The Group has a well-developed process for patents and other intellectual property rights matters and the expertise to pursue these issues.

The number of patents has risen substantially in the past 10 years. The number of patent applications is currently 40–50 annually. Husqvarna normally seeks a patent or registered design in the country in which the technology has been developed. Additional patents or registered design protection may subsequently be sought in other countries in which Husqvarna plans to sell products featuring the new technology or where Husqvarna has competitors in the particular product area.

In addition to the technology developed in-house by Husqvarna, the company also has a number of license agreements with other companies. However, of the products manufactured by the company, Husqvarna has only limited dependence on licensed technology. Also, Husqvarna does not issue licenses for its proprietary technology to any substantial degree.

Husqvarna sells products under a large number of well-known brands including Husqvarna, Jonsered, Dimas, Partner, Flymo and Diamant Boart. In conjunction with the sale of operations, Husqvarna has granted certain limited rights to use the Husqvarna brand, including VSM Sewing machines AB for sewing machines and MV Agusta SpA for two-wheel motorcycles. Similar rights have also been granted to Electrolux for white goods and certain other products in connection with the separation of Husqvarna from Electrolux. Refer also to "Legal matters and supplementary information – Intellectual property rights" on p. 59.

Husqvarna is proactive in avoiding encroachment by others into the Group's intellectual property rights, as well as ensuring that the Group's products do not encroach into others' corresponding rights and is from time to time involved in legal disputes in current operations as part of efforts to protect its intellectual property rights.

Product safety

Husqvarna seeks to enhance continually the safety of its products and information on how products are used.

Certain products, such as chainsaws and lawn mowers, may lead to injuries through incorrect use and Husqvarna is the subject of claims in which the products are said to have caused injury to people or property. Husqvarna is insured against some of these claims through insurance in wholly-owned insurance companies, so-called captives, and with external insurers.

For more information regarding legal disputes in connection with product liability affecting the Group, refer to "Legal matters and supplementary information" on p. 60–61.

Legal organisation structure

Husqvarna, which is the Parent Company in the new Husqvarna Group, is currently a wholly-owned subsidiary of Electrolux. The Husqvarna Group's major subsidiaries are listed below. The term "the major subsidiaries" refers to subsidiaries that account for at least 2% of the Husqvarna Group's sales and the Group's wholly-owned insurance companies (captives). All these subsidiaries are owned 100% directly or indirectly by Husqvarna in terms of the number of shares and voting rights. Husqvarna Professional Outdoor Products Inc., and Husqvarna Outdoor Products Inc. will be transferred from Electrolux to Husqvarna prior to the effectuation of the distribution of the shares in Husqvarna.

Company	Domicile
Oy Husqvarna Ab	Finland
Husqvarna France SAS	France
Husqvarna Canada Corp.	Canada
Husqvarna UK Ltd.	UK
Husqvarna Försäkrings AB	Sweden
Husqvarna Deutschland GmbH	Germany
Demergus Insurance Company	USA
Husqvarna Outdoor Products Inc.	USA
Husqvarna Professional Outdoor Products Inc.	USA

Husqvarna AB's condensed legal financial statements for 2003–2005

This section contains condensed financial data from the legal financial statements of the Parent Company, Husqvarna AB, for the years 2003–2005. The legal financial statements for the Parent Company Husqvarna, which are included to meet current prospectus regulations, does not reflect the new Husqvarna Group's structure and does therefore not describe the historical financial performance for the new Husqvarna Group in a proper manner. For a more complete presentation of the financial development for the operations comprising the new Husqvarna Group, refer to "Summary of financial information for the Outdoor Products segment and comments on financial performance" which presents selected historical financial data for the Outdoor Products segment within Electrolux. Refer also to "Pro forma accounting" which presents pro forma accounting to illustrate how the Husqvarna Group, which is currently being formed, would have appeared in 2005.

Condensed legal financial statements

Husqvarna AB's accounting is prepared in accordance with Swedish Financial Accounting Standards Council's standard RR 32 "Accounting for legal entities" from January 1, 2005. The accounts for 2003 and 2004 were prepared in accordance with this. The standard follows International Financial Reporting Standards (IFRS) with exception for when Swedish law prohibits the preparation of accounts according to IFRS or where there are other strong reasons for deviations.

Condensed income statement

SEKm	2005	2004	2003
Net sales	6,848	5,698	5,465
Cost of goods sold	–4,573	–3,921	–3,834
Gross operating income	**2,275**	**1,777**	**1,631**
Other operating costs	–891	–727	–594
Operating income	**1,384**	**1,050**	**1,037**
Financial items, net	–136	21	25
Income after financial items	**1,248**	**1,071**	**1,062**
Appropriations	20	25	–43
Income before tax	**1,268**	**1,096**	**1,019**
Tax	–353	–307	–280
INCOME FOR THE PERIOD	**915**	**789**	**739**

Condensed balance sheet

SEKm	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
ASSETS			
Fixed assets			
Intangible fixed assets	246	259	242
Tangible fixed assets	516	539	532
Financial fixed assets	135	3	3
Total fixed assets	**897**	**802**	**777**
Current assets			
Inventories, etc.	949	815	863
Current receivables	1,188	1,220	1,558
Deferred tax assets	15	4	6
Liquid funds	694	1,298	1,074
Total current assets	**2,846**	**3,336**	**3,501**
TOTAL ASSETS	**3,743**	**4,138**	**4,278**
EQUITY AND LIABILITIES			
Equity	636	647	631
Untaxed reserves	404	424	449
Provisions	66	57	68
Financial liabilities	0	689	690
Operating liablities	2,637	2,321	2,440
TOTAL EQUITY AND LIABILITIES	**3,743**	**4,138**	**4,278**

Condensed cash-flow statements

SEKm	2005	2004	2003
Cash flow from operations prior to change in working capital	1,595	1,241	1,228
Changes in working capital	–132	191	–30
Cash flow from operations	**1,463**	**1,432**	**1,198**
Cash flow from investments	–299	–199	–249
Total cash flow from operations and investments	**1,164**	**1,233**	**950**
Cash flow from financing	–1,769	–1,009	–993
Total cash flow	**–604**	**224**	**–43**
Cash and cash equivalents, opening balance	1,298	1,074	1,117
Cash and cash equivalents, closing balance	**694**	**1,298**	**1,074**

Key data

	2005	2004	2003
Net sales growth, %	20.2	4.3	0.1
Gross margin, %	33.2	31.2	29.8
Operating margin, %	20.2	18.4	19.0
Equity/assets ratio, %	17.0	15.6	14.7
Cashflow from operations and investments	1,164	1,233	950
Investments, SEK million	299	199	249
Depreciation, SEK million	211	173	168
Average number of employees	2,208	2,181	2,229

Definitions

Capital terms

Equity/assets ratio
Equity as % of total assets.

Other key data

Net sales growth
Net sales compared with preceding period, expressed in %.

Gross margin
Gross operating income as % of net sales.

Operating margin
Operating income as % of net sales.

Depreciation
Total depreciation of assets during the year.

Average number of employees
Average number of employees during the year.

Comments on Husqvarna AB's legal financial statements

2005 compared with 2004

Net sales

Husqvarna's net sales in 2005 rose to SEK 6,848 million, an increase of about 20.2% from SEK 5,698 million in 2004. Organic growth amounted to 14% and exchange-rate fluctuations had a favorable effect of 3% on net sales, while favorable effects of other changes amounted to 4%.

Net sales include sales to Group companies in the amount of SEK 4,390 million compared with SEK 3,766 million in 2004. Net sales of Consumer Products rose to SEK 1,458 million in 2005 from SEK 1,109 million in 2004, an increase of 31% – or 29% in terms of unchanged exchange rates – primarily as result of higher sales of chainsaws, lawn mowers and garden tractors. Net sales of Professional Products amounted to SEK 5,390 million in 2005, compared with SEK 4,589 million in 2004, an increase of 17% – or 11% in terms of unchanged exchange rates – attributable primarily to increased sales of chainsaws and accessories. Net sales of Consumer Products and Professional Products accounted for 21% and 79%, respectively, of total sales in 2005, compared with 19% and 81% in 2004.

Operating income

Operating income rose to SEK 1,384 million in 2005, compared with SEK 1,050 million in 2004, an increase of about 31.9%. Operating margin improved to 20.2% in 2005 from 18.4% in 2004. Operating income from Consumer Products rose to SEK 165 million in 2005 from SEK 96 million in 2004, an increase of 72%. Operating margin on sales of Consumer Products improved to 11.3% in 2005, compared with 8.7% in 2004. The margin improvement was attributable primarily to a better mix in the product range. Operating income from Professional Products amounted to SEK 1,220 million in 2005, compared with SEK 954 million in 2004, an increase of 28%. Operating margin on sales of Professional Products improved to 22.6% in 2005, compared with 20.8% in 2004. Despite negative currency effects, the improved margin was achieved through price increases and a better mix of customers and in the product range.

Interest and other financial income and expense

Financial items showed a negative trend, amounting to a net expense of SEK 136 million in 2005, compared with net income of SEK 21 million in 2004. This was partly the effect of valuing derivative instruments at their fair value, and partly a result of lower net interest on loan transactions with other companies in the Electrolux Group.

Taxes

Husqvarna's tax expenses in 2005 amounted to SEK 353 million, compared with SEK 307 million in 2004.

Investments

Husqvarna's investments in 2005 amounted to SEK 299 million, compared with SEK 199 million in 2004. The increase was due primarily to the new corporate establishment as part of the process of forming the new Husqvarna Group. Other investments consisted primarily of investments in machinery and other technical equipment and product development.

Cash flow

Cash flow from operations and investments amounted to SEK 1,164 million in 2005, compared with SEK 1,233 million in 2004.

2004 compared with 2003

Net sales

Husqvarna's net sales in 2004 rose to SEK 5,698 million, an increase of about 4.3% from SEK 5,465 million in 2003. Organic growth amounted to 7% and exchange-rate fluctuations had a negative effect of 3% on net sales. Net sales included sales to Group companies in the amount of SEK 3,766 million compared with SEK 3,691 million in 2003. Net sales of Consumer Products rose to SEK 1,109 million in 2004 from SEK 942 million in 2003, an increase of 17.7%, attributable primarily to increased sales of chainsaws and garden tractors. Net sales of Professional Products amounted to SEK 4,589 million in 2004, compared with SEK 4,523 million in 2003, an increase of 1.5% – or 5% in terms of unchanged exchange rates – attributable primarily to increased sales of chainsaws. Net sales of Consumer Products and Professional Products accounted for 19% and 81%, respectively, of total sales in 2004, compared with 17% and 83% in 2003.

Operating income

Operating income rose to SEK 1,050 million in 2004, compared with SEK 1,037 million in 2003, an increase of about 1.3%. Operating margin declined to 18.4% in 2004 from 19.0% in 2003, mainly as a result of currency effects. Operating income from Consumer Products rose to SEK 96 million in 2004 from SEK 36 million in 2003, an increase of 166.7%. The operating margin on sales of Consumer Products improved to 8.7% in 2004, compared with 3.8% in 2003. The margin improvement was attributable primarily to higher specifications, i.e. products offering higher performance standards, more functionality and greater optimization in ergonomics. Operating income from Professional Products amounted to SEK 954 million in 2004, compared with SEK 1,001 million in 2003, a decline of 4.7%. Operating margin on sales of Professional Products declined to 20.8% in 2004, compared with 22.1% in 2003. The margin decline was due mainly to currency effects and strategic marketing investments in the trimmer product range in the US during 2004.

Interest and other financial income and expense

Financial items showed a negative trend, amounting to a net expense of SEK 21 million in 2004, compared with SEK 25 million in 2004, due mainly to lower net interest on loan transactions with other companies in the Electrolux Group.

Taxes

Husqvarna's tax expenses in 2004 amounted to SEK 307 million, compared with SEK 280 million in 2003.

Investments

Husqvarna's investments in 2004 amounted to SEK 199 million, compared with SEK 249 in 2003. The decline was due primarily to lower investments in machinery, tools and other equipment.

Cash flow

Cash flow from operations and investments totaled SEK 1,233 million in 2004, compared with SEK 950 million in 2003.

Summary of financial information for the Outdoor Products segment and comments on financial performance

By way of supplementary information to the section "Husqvarna AB's condensed legal financial statements for 2003-2005" this section provides selected historical information for the period 2003-2005, based on the segment information that Electrolux has provided for the Outdoor Products segment. The segment information is not based on the legal financial statements but is instead a compilation of the operating profits and net assets that are attributable to the operations included in the Husqvarna Group, including the acquisitions and divestments conducted in each year. The financial information below is more detailed than that reported in Electrolux annual reports. The segment information does not include the costs that the Husqvarna Group will have as a separately listed company. For more information regarding such costs, refer to section "Pro forma accounting" on p. 38–42, which shows that Husqvarna's estimated share of the Group's common costs in 2005 amounted to SEK 200 million.

Consolidated financial information

At Electrolux, the segments are responsible for operating income and net assets used in their respective operations. Net financial income and taxes, as well as net borrowing, deferred tax and equity, are not reported by segment. Additionally, there are certain pension adjustments within the Electrolux Group that are not included in segment reporting.

As of January 1, 2005, Electrolux applies International Financial Reporting Standards (IFRS). 1 January, 2004 is the date set for Electrolux transition to IFRS. The comparative data for 2004 have been restated, which was not done for 2003. For Outdoor Products, this means that the 2004 operating income increased by SEK 96 million and that net assets in 2004 rose by SEK 104 million, which is primarily due to that goodwill amortization has discontinued. The operating income for 2003, which has not been restated as a result of the transition to IFRS, has been charged with goodwill amortization of SEK 108 million.

Consolidated income statement

SEKm	2005	2004	2003
Net sales	28,768	27,202	26,819
Cost of goods sold	–21,069	–19,943	–19,959
Gross operating income	**7,699**	**7,259**	**6,860**
Other operating expenses	–4,588	–4,131	–3,905
OPERATING INCOME	**3,111**	**3,128**	**2,955**

Consolidated balance sheet

SEKm	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
ASSETS			
Property, plant and equipment	3,846	2,955	2,917
Intangible assets	2,182	1,858	1,901
Financial assets	40	32	36
Total non-current assets	**6,068**	**4,845**	**4,854**
Inventories, etc.	6,264	5,495	4,962
Current receivables	3,936	3,370	3,409
Total current assets	**10,200**	**8,865**	**8,371**
TOTAL ASSETS	**16,268**	**13,710**	**13,225**
LIABILITIES			
Provisions	377	460	438
Current liabilities	5,546	4,699	3,999
TOTAL LIABILITIES	**5,923**	**5,159**	**4,437**
NET ASSETS	**10,345**	**8,551**	**8,788**

Change in net assets

SEKm	Net assets
Dec. 31, 2003	**8,788**
Change in exchange rates	–457
Change in working capital	–137
Change in investments, etc.	253
Transition to IFRS	104
Dec. 31, 2004	**8,551**
Change in exchange rates	1,224
Change in working capital	108
Change in investments, etc.	462
Dec. 31, 2005	**10,345**

Operating cash flow

SEKm	2005	2004	2003
Cash flow from operations, prior to change in working caital	3,938	3,846	3,701
Change in working capital	–54	147	–701
Investments	–1,259	–1,040	–923
Other	–85	18	155
OPERATING CASH FLOW[1]	**2,540**	**2,971**	**2,232**

1) Financial items and taxes are not included at the segment level.

Investments in property, plant and equipment

SEKm	2005	2004	2003
Consumer Products	777	517	560
% of net sales	*4.2*	*2.9*	*3.3*
Professional Products	334	393	283
% of net sales	*3.2*	*4.1*	*2.9*
Total	1,111	910	843
% of net sales	*3.9*	*3.3*	*3.1*

Investments in intangible fixed assets

SEKm	2005	2004	2003
Consumer Products	82	70	11
% of net sales	*0.4*	*0.4*	*0.1*
Professional Products	66	60	69
% of net sales	*0.6*	*0.6*	*0.7*
Total	148	130	80
% of net sales	*0.5*	*0.5*	*0.3*

Key data

	2005	2004	2003
Net sales growth, %	5.8	1.4	–0.5
Gross margin, %	26.8	26.7	25.6
Operating margin, %	10.8	11.5	11.0
Net assets, SEKm	10,345	8,551	8,788
Working capital, SEKm	4,277	3,706	3,934
Return on net assets, %	26.6	31.3	29.5
Capital turnover rate, times	2.5	2.7	2.7
Operating cash flow, SEKm	2,540	2,971	2,232
Investments, SEKm	1,259	1,040	923
Depreciation, SEKm	827	718	746
Average number of employees	11,681	11,657	11,392

Definitions

Capital terms

Net assets
Total assets excluding liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Working capital
Current assets excluding liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Other key ratios

Net sales growth
Net sales compared to the preceding year in %.

Gross margin
Gross income operating expressed as % of net sales.

Operating margin
Operating income expressed as % of net sales.

Return on net assets
Operating income expressed as a percentage of average net assets.

Capital turnover rate
Net sales divided by average net assets.

Operating cash flow
Total cash flow from operations and investments, excluding acquisitions and divestments of operations. Financial items and tax are not included at the segment level.

Depreciation
Total depreciation during the year.

Average number of employees
Average number of employees during the year.

Comments to the financial performance

The segment information does not include the costs that Husqvarna will have as a separately listed company. Refer to "Pro forma accounting" on p. 38–42 for more information concerning such expenses.

2005 compared to 2004

Net sales

In 2005, net sales increased by 5.8% to SEK 28,768 million from SEK 27,202 million in 2004. Net sales were positively impacted by 2.4% via exchange rate fluctuations, and 3.4% by changes in volume, price and mix.

Net sales of Consumer Products increased by 4.4% during 2005 to SEK 18,360 million, compared with SEK 17,579 million in 2004. Exchange-rate fluctuations and changes in volume, price and mix had a positive effect of 2.2% and 2.2% respectively. Demand for Consumer Products in Europe increased slightly during 2005. Net sales in Europe showed good growth and increased more than the overall market during 2005. Demand for consumer outdoor products in North America was lower during 2005 than in 2004, due primarily to unfavorable weather conditions including a late and cold spring. Net sales in North America remained unchanged in local currency, however due to increased sales in the low price segment.

Net sales for Professional Products continued to develop positively during 2005, increasing by 8.2% to SEK 10,408 million from SEK 9,623 million in 2004. Changes in volume, price and mix accounted for 5.6% and exchange rate fluctuations for 2.6%. Demand for and the sale of chainsaws showed strong growth during 2005, partly as a result of storms in Europe and hurricanes in the US. Sales of professional garden equipment increased in 2005 compared with 2004. The sale of diamond tools and cutting equipment increased slightly during 2005, mainly due to higher demand from the construction industry in North America.

Net sales for Consumer Products and Professional Products accounted for 64% and 36%, respectively, of total net sales in 2005, compared with 65% and 35% in 2004.

Gross and operating income

Gross income for 2005 totaled SEK 7,699 million; an increase of 6.1% compared with SEK 7,259 million in 2004. The gross margin was 26.8% in 2005 and 26.7% in 2004. The improvement was due primarily to higher sales and to a lesser degree on higher gross margin. Higher materials costs had an adverse effect but this was offset by a better product and country mix.

Gross margin for Consumer Products decreased as a result of lower demand, a deteriorating product mix and higher material costs in North America. European operations in Consumer Products reported higher gross margin. Gross margin for Professional Products improved in 2005 as a result of higher sales and a better product and country mix.

Operating income fell to SEK 3,111 million in 2005 from SEK 3,128 million in 2004, corresponding to a decrease of 0.5%. In unchanged exchange rates the decrease was 2.2%. The operating margin declined to 10.8% in 2005 from 11.5% in 2004.

Changes in exchange rates compared to 2004, regarding translation effects had a positive impact by SEK 52 million on operating income, and transaction effects, net of effects from currency hedging contracts, had a negative impact by SEK 4 million.

Operating income for Consumer Products declined to SEK 1,372 million in 2005 from SEK 1,607 million in 2004, corresponding to a 14.6% reduction, or 16.4% in unchanged exchange rates. The operating margin fell during 2005 to 7.5% from 9.1% in 2004.

Operating income for the European operations showed considerable improvement during 2005 due to increased volumes, an improved product mix and an increased share of sales of products imported from the US plants. Operating income for operations in North America showed a considerable downturn resulting from lower demand due to unfavorable weather conditions during 2005. The secondary effects of this were a decline in the product mix and the fact that higher raw material costs could not be offset through higher sale prices.

Operating income for Professional Products increased to SEK 1,739 million in 2005 from SEK 1,521 million in 2004, corresponding to an increase of 14.3%, or 12.8% in unchanged exchange rates. Operating margin improved in 2005 to 16.7%, up from 15.8% in 2004, although earnings were charged with expenses of SEK 46 million in connection with the decision to close a plant for the manufacture of floor saws in France. The continued positive trend in both operating income and margins were attributable to higher sales of chainsaws.

Net assets

Net assets totaled SEK 10,345 million at December 31, 2005, compared to SEK 8,551 million in 2004. The change in exchange rates, notably the strengthening of the US dollar against the Swedish krona, increased net assets by SEK 1,224 million. Other changes in 2005 compared to 2004 consisted of higher investments in fixed assets, primarily the new product platform for garden tractors in North America and higher working capital.

The return on net assets was 26.6% in 2005 compared to 31.3% in 2004.

Operating cash flow

The operating cash flow amounted to SEK 2,540 million in 2005, compared to SEK 2,971 million in 2004.

Cash flow declined during 2005 as a result of increased working capital and increased investments, primarily in the new product platform for garden tractors for Consumer Products in North America.

Investments

Investments in tangible assets increased during 2005 to SEK 1,111 million compared to SEK 910 million in 2004. Of that amount, SEK 126 million in 2005 and SEK 153 million in 2004, involved investments in Sweden. Investments corresponded to 3.9% of net sales, compared to 3.3% in 2004. Investments in intangible assets amounted to SEK 148 million in 2005 compared with SEK 130 million in 2004.

Total investments within Consumer Products during 2005 mainly involved continued development of the new product platform for garden tractors for Consumer Products in North America.

Total investments within Professional Products during 2005 primarily involved investments to meet US environmental requirements regarding lower noise and emission levels, wider functionality of products and more streamlined production.

Approximately 50% of investments during 2005 were related to new products. Larger projects included the above mentioned product platform for garden tractors. Approximately 35% of investments were related to efficiency measures and replacing existing production equipment. Another 10% of investments were related to the completion of new plants and office building in Ath, Belgium and Beatrice, USA.

2004 compared to 2003

The figures for 2004 have been restated to comply with IFRS. This has resulted in an improvement in operating income for 2004 of SEK 96 million, due primarily to that goodwill amortization has discontinued. Accordingly, these were allocated as follows: SEK 54 million to Consumer Products and SEK 42 million to Professional Products. The transition to IFRS has affected the operating margin for 2004 by 0.4 percentage points.

Net sales

During 2004, net sales increased by 1.4% to SEK 27,202 million from SEK 26,819 million in 2003. Net sales were positively impacted 7.3% by changes in volume, price and mix, but negatively 5.9% by exchange rate fluctuations.

Net sales of Consumer Products increased by 2.1% during 2004 to SEK 17,579 million, compared with SEK 17,223 million in 2003. Changes in exchange rates had a negative impact of 7.2% while changes in volume, price and mix had a positive impact of 9.3%. The increase in net sales can primarily be explained by somewhat higher demand for Consumer Products in Europe during 2004, compared with 2003. Net sales for the European operation reported good growth. Net sales for Consumer Products in North America increased slightly during 2004 in terms of USD, but fell slightly in terms of SEK.

Net sales for Professional Products increased marginally during 2004 to SEK 9,623 million from SEK 9,596 million in 2003. Exchange rate fluctuations had a negative impact of 3.6%, which was compensated by changes in volume, price and mix of 3.8%. Demand for professional chainsaws increased in most of the key markets during 2004. The sale of professional chainsaws saw had a strong growth compared with 2003. The sale of professional garden equipment fell during 2004, primarily due to lower preseason sales than during 2003. Sales of diamond tools and cutting equipment were in line with 2003 levels in terms of local currency, with an increase in North America and a decrease in Europe, Asia and Australia. Altogether, the sale of Professional Products increased in terms of local currency during 2004.

Net sales of Consumer Products and Professional Products accounted for 65% and 35% respectively of total net sales in 2004, compared with 64% and 36% in 2003.

Gross and operating income

Gross income for 2004 totaled SEK 7,259 million; an increase of 5.8% compared with SEK 6,860 million in 2003. The improvement was due primarily to higher sales and a improved product mix with, for example, increased sales in Europe of products manufactured by Husqvarna's US operations, resulting in higher margins. Gross margin for both Professional Products and Consumer Products improved during 2004 compared with 2003. Gross margin was 26.7% in 2004 and 25.6% in 2003.

Operating income increased during 2004 to SEK 3,128 million from SEK 2,955 million in 2003, corresponding to an increase of 5.9%, or 10.6% with unchanged exchange rates. The operating margin improved to 11.5% in 2004 from 11.0% in 2003.

Translation effects following from changes in exchange rates, due mainly to a weakening in USD compared to 2003, had a negative impact of SEK 138 million on earnings, along with an additional SEK 97 million in terms of transaction effects, net of effects from currency hedging contracts.

Operating profit for Consumer Products increased to SEK 1,607 million in 2004 from SEK 1,493 million in 2003, corresponding to a 7.6% increase or 15.7% in unchanged exchange rates. The operating margin for Consumer Products improved during 2004 to 9.1% from 8.7% in 2003. The operating income and margin for Consumer Products in Europe improved considerably during 2004 through increased sales of products imported from US operations, an improved product mix and lower operating costs. Operating income for Consumer Products in North America increased slightly in terms of USD in 2004, but fell in terms of SEK.

Operating income for Professional Products increased to SEK 1,521 million in 2004, up from SEK 1,462 million in 2003, corresponding to an increase of 4.0%, or 5.2% in unchanged exchange rates. The operating margin for Professional Products improved in 2004 to 15.8%, up from 15.2% in 2003. Exchange rate fluctuations negatively impacted margins for Professional Products during 2004.

Net assets

Net assets totaled SEK 8,551 million at December 31 2004 compared with SEK 8,788 million in 2003. 2004 has been restated in line with IFRS, which increased net assets by SEK 104 million compared with 2003, primarily as a result of the discontinuing of goodwill amortization. Changes in exchanges rates, notably the strengthening of SEK against USD, reduced net assets by SEK 457 million. Other changes in 2004 compared with 2003 consisted of a decrease in accounts receivable as a result of shorter credit periods and higher investments in fixed assets. Increased investments were related primarily to the new product platform for garden tractors in North America and the new plants and office-buildings in Ath, Belgium, and in Beatrice, US. The return on net assets was 31.3% in 2004 compared with 29.5% in 2003.

Operating cash flow

Operating cash flow amounted to SEK 2,971 million in 2004, compared to SEK 2,232 million in 2003.

Cash flow has improved due to improved operating income and shorter credit terms for customers.

Investments

Investments in tangible assets increased during 2004 to SEK 910 million, compared to SEK 843 million in 2003. Of that amount, SEK 153 million in 2004 and SEK 194 million in 2003, involved investments in Sweden. Investments corresponded to 3.3% of net sales, compared to 3.1% in 2003. Investments in intangible assets totaled SEK 130 million in 2004 compared with SEK 80 million in 2003.

Total investments in the Consumer Products during 2004 mainly involved the development of the new product platform for garden tractors in North America.

Total investments in the Professional Products during 2004 mainly involved investments to meet US environmental requirements regarding lower noise and emissions levels, wider product functionality and more streamlined production.

Approximately 45% of investments in 2003 related to new products. Larger projects included the aforementioned product platform for garden tractors. Approximately 40% of investments were related to efficiency measures and the replacement of existing production equipment. Another 15% of investments related to the new plants and office buildings in Ath, Belgium and Beatrice, USA.

Seasonal variations

There are prominent seasonal variations in Husqvarna's sales and income, with significantly higher demand and sales during the first half of the year, with the second quarter normally the strongest. This is especially true for Consumer Products, but also for Lawn and garden user area in Professional Products.

Unlike garden equipment products, chainsaws and other products in the Forestry user area enjoy stronger demand and higher sales during the second half of the year. Construction industry equipment normally experiences a more even distribution throughout the year.

Net sales per quarter

		Q 1		Q 2		Q 3		Q 4	
		SEK *million*	Period's share *of entire year*	SEK *million*	Period's share *of entire year*	SEK *million*	Period's share *of entire year*	SEK *million*	Period's share *of entire year*
Consumer Products	2005	5,417	30%	6,841	37%	3,583	19%	2,519	14%
	2004	5,611	32%	6,676	38%	3,546	20%	1,746	10%
	2003	5,722	33%	6,269	36%	3,462	20%	1,770	10%
Professional Products	2005	2,463	24%	2,889	28%	2,575	25%	2,481	24%
	2004	2,409	25%	2,624	27%	2,374	25%	2,216	23%
	2003	2,500	26%	2,592	27%	2,274	24%	2,230	23%
Total	2005	7,880	27%	9,730	34%	6,156	21%	5,000	17%
	2004	8,020	29%	9,300	34%	5,920	22%	3,962	15%
	2003	8,222	31%	8,861	33%	5,736	21%	4,000	15%

Operating income per quarter

		Q 1		Q 2		Q 3		Q 4	
		SEK million	Period's share of entire year	SEK million	Period's share of entire year	SEK million	Period's share of entire year	SEK million	Period's share of entire year
Consumer Products	2005	421	31%	687	50%	230	17%	34	2%
	2004	522	32%	728	45%	275	17%	82	5%
	2003	505	34%	720	48%	220	15%	48	3%
Professional Products	2005	422	24%	510	29%	474	27%	333	19%
	2004	354	23%	456	30%	387	25%	324	21%
	2003	415	28%	448	31%	341	23%	258	18%
Total	2005	843	27%	1 197	38%	704	23%	367	12%
	2004	876	28%	1 184	38%	662	21%	406	13%
	2003	920	31%	1 168	40%	561	19%	306	10%

Note: Operating profit for 2003 has not been restated to comply with IFRS.

Sensitivity analysis

Husqvarna's sales and earnings are impacted by numerous factors. The presentation below shows the effect of changes in a few selected key factors. The estimated effects are based on the 2005 financial year and should be viewed as estimates of income effects that could occur with an isolated change in each variable.

- A change in the total sales volume of 5 percentage points would impact operating income by some SEK 300 million.
- A weakening of SEK against the USD of 10 percentage points would impact operating income negatively in the amount of SEK 50 million, of which SEK 150 million pertains to negative transaction effects and SEK 100 million to positive translation effects.
- A weakening of SEK against EUR of 10 percentage points would impact operating profit positively in the amount of SEK 320 million, of which SEK 300 million pertains to transaction effects and SEK 20 million to translation effects.
- The individual weakening of SEK against all other currencies, including USD and EUR, by 10 percentage points would have a positive impact on operating profit in the amount of SEK 570 million, of which SEK 400 million pertains to transaction effects and SEK 170 million to translation effects.
- *A change in the borrowing rate of 1 percentage point would impact net income by approximately SEK 70 million.*

Pro forma accounting

General information regarding pro forma accounting

In advance of the proposed distribution and listing of Husqvarna, a number of subsidiaries and business units within the Electrolux Group in approximately 40 countries are being restructured to create the new Husqvarna Group. Once the restructuring is complete, the new Husqvarna Group will consist of approximately 60 wholly-owned companies. Equity in the Husqvarna Group has increased through the conveyance of companies and cash funds. Prior to the separation from Electrolux, Husqvarna will use the binding credit pledges received from a number of banks as of March 3, 2006 for other financing of operations and to replace intra-group liabilities and receivables.

Subsidiaries and business units in a large number of countries were transferred to Husqvarna during the period September – December 2005. Additional subsidiaries were transferred primarily during January 2006 or, in the case of US operations, prior to the completion of the distribution of the shares in Husqvarna.

The consolidated pro forma accounting below was compiled in order to illustrate what the Husqvarna Group, which is currently being formed, would have looked like if the Group had been established and capitalized as of January 1, 2005, for the pro forma income statement, and December 31, 2005, for the pro forma balance sheet.

Pro forma accounting is intended to describe a hypothetical situation and has been created only for illustrative purposes to provide information and highlight facts, and is not intended to present the financial position or earnings that the operation would have achieved had the Group formation occurred during the reporting period; nor is it intended to represent an actual financial position or the operation's earnings for any specific time or period in the future.

This pro forma accounting is based on the parent company – Husqvarna's audited financial statements for 2005 – and reporting from subsidiaries and units/operations operating within legal entities of the Electrolux Group that have been acquired or will be added to Husqvarna during 2005 and 2006. All of this reporting is included in the audited financial statements for the Electrolux Group for 2005.

Accounting principles for the Husqvarna Group

This pro forma accounting has been prepared in accordance with the accounting and valuation principles that will apply to the Husqvarna Group effective January 1, 2006. A description of the accounting principles can be found on p. 77–80.

The reporting for all subsidiaries and units included in this pro forma accounting is in accordance with International Financial Reporting Standards (IFRS).

Adjustments and assumptions

General

On transfer to Husqvarna of the subsidiaries and units related to Outdoor Products at Electrolux, Husqvarna will assume control of the assets and liabilities at existing group values within the Electrolux Group. All subsidiaries and units apply IFRS since January 1, 2005.

This pro forma accounting is based on the accounts for the Parent Company Husqvarna. Accounting for all subsidiaries and units in the Outdoor Products segment at Electrolux, due to become part of the Husqvarna Group, are included in the adjustment column Other operational activities. This column also includes the elimination of group transactions. Husqvarna and Other operational activities together constitute the segment reporting in the Electrolux Group's annual report. Segments within Electrolux are responsible for their own operating profits and net assets used in their segment's operations. Net financial income and taxes, as well as net borrowing, deferred taxes and shareholders' equity, are not reported by segment. In addition, certain pension adjustments are added that are not included in segment accounting. Those items are shown in the Items not included in segment reporting adjustment column. Other pro forma adjustments are reported in the Adjustments column. In the pro forma accounting, it is assumed that the operational activities are financed by means of loans.

All adjustments, excluding restructuring costs in Parabiago as below, are deemed to have a permanent effect on the new Husqvarna Group.

Income statement adjustments

In addition to the inclusion of operational activities, the income statement has been adjusted for the allocation of Group common costs within the Electrolux Group, restructuring expenses in Parabiago, a financing expense attributable to loan financing, appropriations and taxes.

Administrative expenses have increased by SEK 200 million. This calculation is based on the cost of the employees and functions that were transferred from Electrolux to the Husqvarna Group, plus future expenses for the Husqvarna Group as an independent listed company.

In July 2005, the Electrolux Board decided to close the lawn mower plant in Parabiago, Italy in the fourth quarter of 2005. Closure costs totaled SEK 40 million and are reported in the Electrolux annual report as an "item affecting comparability" and is therefore not included in segment accounting. In this pro forma accounting, the expense has been included under "Cost of goods sold".

Effective January 1, 2005, Husqvarna AB implemented RR 32 "Accounting for Legal Entities". This has resulted in Husqvarna accounting for derivative instruments at their fair value with an opening adjustment of shareholders' equity as of January 1, 2005. The change for the year is reported in the income statement as financial items since the criteria for hedge accounting were not met in the legal entity. In the pro forma accounting, these derivative instruments are accounted for as if hedge accounting apply. Thus, the income effect in the Parent Company has been adjusted in pro forma accounting.

The cost of financing the Husqvarna Group is estimated to be SEK 479 million. The calculation is based on the planned financial structure of the Husqvarna Group as of December 31, 2005. Average borrowings, calculated per month, has been adjusted for cash flow from operating activities during 2005 and for the significant seasonal variations that impact borrowing within the Husqvarna Group (see p. 43). Also, borrowing has increased by the equivalent of SEK 1 billion in cash and cash equivalents. The interest rate has been calculated at 4.9%, based on an allocation of borrowing among various currencies and interest rates in relation to the distribution of the amount of assets available as of December 31, 2005. To that has been added other financing expenses such as costs for loan facilities and similar items.

Pro forma tax for the new Husqvarna Group is assumed to be an average rate of 33%. This tax rate is calculated according to local tax rates in the countries in which the Husqvarna Group is active, weighted according to the Group's operational earnings.

Balance sheet adjustments

In addition to the inclusion of operational activities, the balance sheet has been adjusted for a change in deferred tax assets, the fair value of derivative instruments, Group capitalization, Group adjustments of untaxed reserves, adjustments for pensions in accordance with IFRS and technical insurance provisions in wholly-owned insurance companies (captives).

As of January 1, 2005, Husqvarna AB applies the standard RR 32 "Accounting for Legal Entities". This has resulted in Husqvarna AB accounting for derivative instruments at their fair value with an opening adjustment to equity as of January 1, 2005. In addition to Husqvarna AB's derivative instruments, the derivative instruments of other subsidiaries are valued at their fair value pursuant to IFRS and adjusted for in the pro forma accounting.

Pension provisions are accounted for in the individual countries, mainly in line with local accounting principles. At the Group level, adjustments are made to comply with IFRS. These adjustments have not been allocated to the segments, and thus an adjustment is made in the pro forma accounting. An adjustment of SEK 126 million has been made on the assets side and of SEK 234 million on the liabilities side, resulting in a net effect, following calculation of deferred tax, of a negative SEK 72 million. Adjustment amounts are based on the actual allocation between remaining operations within the Electrolux Group and the Husqvarna Group.

In addition to above provisions, Other provisions comprises mainly warranty provisions. In the amount is also included a provision for the closure of a plant in France, within business area Professional Products, as well as other provisions. Other provisions has not been allocated between long-term and short-term liabilities.

In July 2005, the Board of Directors of Electrolux decided to close its lawn mower plant in Parabiago, Italy during Q4 2005. That is reported in the Electrolux annual report as an "item affecting comparability" and is therefore not included in the segment reporting. In this pro forma accounting, it is adjusted for under Other provisions.

According to current plans, Husqvarna is planned to be financed with an unconditional shareholders 'contribution of SEK 3.8 billion, affecting shareholders' equity, and with net borrowing of some SEK 5.3 billion. In this pro forma accounting, no distinction has been made between long and short-term borrowing. External financing has been increased by SEK 1 billion in cash and cash equivalents in the Husqvarna Group. For more information regarding the binding credit pledges of SEK 11 billion that Husqvarna has obtained, see p. 43.

In addition to the shareholders' unconditional contribution of SEK 3.8 billion, equity has been adjusted by using 72% by Husqvarna AB's untaxed reserves. The remaining 28% has been allocated to Deferred tax liabilities.

Deferred taxes have also been adjusted by the Husqvarna Group's share of the Electrolux Group's deferred tax assets and liabilities.

Within the Electrolux Group, a certain portion of the insurance protection is handled through its own captive companies. Technical insurance provisions attributable to the Husqvarna Group amount to approximately SEK 300 million and are included under Other provisions.

Adjustment items related to Other assets and liabilities constitute other items that are not included in the segment reporting.

Miscellaneous

Pension provisions

Pension provisions are accounted for within the individual countries, mainly in line with local accounting principles. At the Group level, adjustment are made to comply with IFRS. These adjustments have not been allocated to the segments, and thus an adjustment has been made in the pro forma accounting. Net provision for pensions and other post-employement benefits totals SEK 221 million pro forma. Non-reported actuarial losses totaled SEK 339 million.

Tax loss carry-forwards

As of December 31, 2005, Husqvarna had tax loss carry-forwards of SEK 517 million, which, as a result of the current earning situation in the particular units, is not taken into account in calculating the deferred tax asset.

Pledged assets and contingent liabilities

Pledged assets consisting of real-estate mortgages amounted to SEK 45 million. Contingent liabilities were SEK 127 million.

Transactions with related parties

Related parties for Husqvarna AB include other companies and divisions in Outdoor Products operations in Electrolux Group, the finance function in Electrolux, other companies in the Electrolux Group and Board members and other senior executives. For the operations reported as Outdoor Products in Electrolux segment reporting includes the related party finance function in Electrolux and sector management and other senior executives.

All transactions with related parties in the Electrolux Group and in the Husqvarna Group were conducted on commercial terms.

In connection with the formation of the legal structure for the Husqvarna Group, transactions have been conducted at values that deviate from market values. In the Husqvarna Group's consolidated financial statements, these transactions will not have an impact since the Husqvarna group will take over the Electrolux's Group's values for the acquired assets and liabilities, including goodwill.

For Husqvarna AB, transactions with closely related parties are described in the section Financial Statements for Husqvarna AB on p. 65–76. For the Outdoor Products segment in the Electrolux Group, the transactions with closely related parties include the Electrolux Group's financing and derivatives transactions with the Electrolux finance function as well as certain other services in, for example, insurance management and legal advice.

Pro forma accounts

Income statement 2005

SEKm	Parent Company	Other operating activities	Total Outdoor Products	Items not included in segment reporting	Adjustments	Pro forma
Net sales	6,848	21,920	28,768	–	–	28,768
Cost of goods sold	–4,573	–16,496	–21,069	–40	–	–21,109
Gross operating income	**2,275**	**5,424**	**7,699**	**–40**	**–**	**7,659**
Selling expenses	–768	–2,927	–3,695	–	–	–3,695
Administrative expenses	–130	–763	–893	–	–200	–1,093
Other operating income	7	–7	0	–	–	0
Operating income	**1,384**	**1,727**	**3,111**	**–40**	**–200**	**2,871**
Financial items, net	–136	–	–136	–	–343	–479
Income after financial items	**1,248**	**1,727**	**2,975**	**–40**	**–543**	**2,392**
Appropriations	20	–	20	–	–20	0
Income before tax	**1,268**	**1,727**	**2,995**	**–40**	**–563**	**2,392**
Taxes	–353	–	–353	–	–436	–789
INCOME FOR THE PERIOD	**915**	**1,727**	**2,642**	**–40**	**–999**	**1,603**

Balance sheet, December 31, 2005

SEKm	Parent Company	Other operating activities	Total Outdoor Products	Items not included in segment reporting	Adjustments	Pro forma
ASSETS						
Non-current assets						
Property, plant and equipment	516	3,330	3,846	–	–	3,846
Goodwill	0	1,728	1,728	–	–	1,728
Other intangible assets	246	208	454	–	–	454
Deferred tax assets	–	–	0	756	–	756
Financial assets	135	–95	40	135	–	175
Non-current assets	**897**	**5,171**	**6,068**	**891**	**–**	**6,959**
Current assets						
Inventories, etc.	949	5,315	6,264	–	–	6,264
Trade receivable and other receivables	1,053	2,272	3,325	–	–	3,325
Derivative instruments	66	–66	0	104	–	104
Deferred tax assets	15	–15	0	–	–	0
Other current assets	69	542	611	–15	–	596
Liquid assets	694	–694	0	–	1,000	1,000
Total current assets	**2,846**	**7,354**	**10,200**	**89**	**1,000**	**11,289**
TOTAL ASSETS	**3,743**	**12,525**	**16,268**	**980**	**1,000**	**18,248**
EQUITY AND LIABILITIES						
Total equity	**636**	**0**	**636**	**–**	**4,081**	**4,717**
Untaxed reserves	**404**	**–404**	**0**	**–**	**–**	**0**
Non-current liabilities						
Long-term borrowing	0	9,709	9,709	–370	–3,081	6,258
Deferred tax liabilities	0	0	0	504	–	504
Provisions for pension and other post-employment benefits	20	96	116	257	–	373
Other provisions	46	215	261	335	–	596
Non-current liabilities	**66**	**10,020**	**10,086**	**726**	**–3,081**	**7,731**
Current liabilities						
Accounts payable	2,237	1,985	4,222	–	–	4,222
Other liabilities	278	1,046	1,324	108	–	1,432
Derivative instruments	122	–122	0	146	–	146
Total current liabilities	**2,637**	**2,909**	**5,546**	**254**	**–**	**5,800**
TOTAL EQUITY AND LIABILITIES	**3,743**	**12,525**	**16,268**	**980**	**1,000**	**18,248**

The business areas in the table below highlight the differences between segment reporting for Outdoor Products as reported by the Electrolux Group and the pro forma accounting for the new Husqvarna Group in this section.

SEKm	Net sales 2005	Operating profit 2005	Net assets 2005
Consumer Outdoor Products	18,360	1,372	5,719
Professional Outdoor Products	10,408	1,739	4,626
Outdoor Products	**28,768**	**3,111**	**10,345**
Adjustments	–	–240[1]	–328[2]
Husqvarna, pro forma	**28,768**	**2,871**	**10,017**

1) Consists of Group Common cost of SEK 200 million and of SEK 40 million for the closure of the lawn-mower plant in Parabiago in Italy.

2) *Consists of the following adjustment items:*

Husqvarna Group's share of deferred tax	252
Pension adjustments	–108
Technical provisions in insurance	–300
Provisions for the closure of the lawn-mover plant	–35
Other adjustments not included in segment reporting	–137
Total adjustment	–328

Key data

Gross margin, %	26.6
Operating margin, %	10.0
Net assets, SEKm	10,017
Return on net assets, %	25.2
Working capital, SEKm	3,562
Net debt, SEKm	5,300
Net debt/equity ratio	1.12
Net debt/EBITDA	1.4
Equity/assets ratio, %	25.8
Number of shares outstanding[1]	293,508,749
Earnings per share, SEK	5.46
Shareholders' equity per share, SEK	16.07

1) Based on the latest figure available for number of dividend-bearing shares in Electrolux.

Definitions

Gross margin
Gross operating income expressed as % of net sales.

Operating margin
Operating income expressed as % of net sales.

Net assets
Total assets excluding liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Return on net assets
Operating income expressed as % of average net assets.

Working capital
Current assets excluding liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net debt
Interest-bearing liabilities, less liquid assets and other financial assets.

Net debt/equity ratio
Net debt divided by equity.

Equity/assets ratio
Equity as % of total assets.

Earnings per share
Income for the period divided by the number of shares providing entitlement to dividends.

Equity per share
Equity divided by the number of shares providing entitlement to dividends.

Auditor's report regarding pro forma accounting

To the Board of Directors of Husqvarna AB

We have reviewed the pro forma accounts that appear on p. 38–41 in Husqvarna AB's prospectus dated April 5, 2006. The pro forma accounts were prepared solely for the purpose of providing information of how the restructuring of the Electrolux Group and the formation of the Husqvarna Group could impact the consolidated balance sheet for Husqvarna AB as of December 31, 2005, and the consolidated income statement for Husqvarna AB for the financial year 2005.

Responsibility of the Board of Directors and the President

It is the responsibility of the Board of Directors and the President to prepare the pro forma accounts in accordance with the requirements of EC Regulation 809/2004.

Auditors' responsibility

It is our responsibility to submit a statement in accordance with Annex II. 7 of EC Regulation 809/2004. We are under no obligation to provide any other statement regarding the pro forma accounts or any of its components. We do not assume any responsibility for any financial information used in the compilation of the pro forma accounts other than the responsibility we have for the reports relating to historical financial information that we have previously submitted.

Work performed

We have performed our work in accordance with FAR's proposed recommendation RevR5 Review of Prospectus. Our work has consisted primarily of comparing non-adjusted financial information with existing historical information, evaluating documentation for pro forma adjustments and discussing the pro forma accounts with management. Our work has not included reviewing supporting financial information. We have planned and conducted our work in order to obtain the information and the clarifications we deemed necessary in order to ensure ourselves – not absolutely, but with a high degree of certainty – that the pro forma accounts have been prepared in accordance with the conditions specified on p. 38–39. Since the pro forma accounts constitutes a hypothetical situation and therefore does not describe the company's actual earnings or financial position, we cannot comment on whether actual earnings and position would have corresponded to what was reported in the pro forma accounts. Any deviations could be significant.

Opinion

In our opinion, the pro forma accounts have been prepared in accordance with the conditions specified on p. 38–39 and in accordance with the accounting principles applied by the company.

Stockholm, April 5, 2006

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Equity, indebtedness and other financial information

Shareholders' equity and debt

Husqvarna AB's capitalization as of December 31, 2005 is presented below. For a presentation of Husqvarna AB's cash flow, see p. 31. For an assessment as of December 31, 2005 of *the capital value of the Husqvarna Group now being formed,* reference is made to the section on Pro forma accounting on p. 38–42. For a presentation of the Husqvarna Group's operating cash flow, see "Summary of financial information for the Outdoor Products segment and comments on financial performance" on p. 33–37.

SEKm	Dec. 31, 2005
Total current liabilities	
Against guarantees or sureties	–
Against security	–
Without guarantees, sureties or security	–
Total long-term liabilities	
Against guarantees or sureties	–
Against security	–
Without guarantees, sureties or security	–
Shareholders' equity	
Share capital	495
Other restricted equity	120
Unrestricted equity	21
Total capitalization	**636**

Off balance sheet as of December 31, 2005, Husqvarna also had contingent liabilities in the form of guarantees totaling SEK 5 million and pension obligations of approximately SEK 0.9 million.

Net debt

Husqvarna's net debt as of December 31, 2005 is presented below. For an assessment as of December 31, 2005 of net debt for the Husqvarna Group now being formed, reference is made to the section on Pro forma accounting.

SEKm	Dec. 31, 2005
(A) Cash	0
(B) Other liquid funds	–
(C) Short-term financial investments	694
(D) Liquidity (A)+(B)+(C)	**694**
(E) Current financial receivables	**–**
(F) Short-term bank loans	–
(G) Short-term portion of long-term liabilities	–
(H) Other current financial liabilities	–
(I) Current financial liabilities (F)+(G)+(H)	**–**
(J) Current financial net debt (I)-(E)-(D)	**–694**
(K) Long-term bank loans	–
(L) Outstanding bond loans	–
(M) Other long-term liabilities	–
(N) Long-term financial net debt (K)+(L)+(M)	**–**
(O) Financial net debt (J)+(N)	**–694**

Husqvarna had no indirect debt and/or contingent liabilities.

Presentation of working capital

The working capital requirement is linked to the seasonal build-up of inventories and trade accounts receivable during the first five months of the year. The cash flow is strong in the following seven *months. Accordingly, the amount of working capital is dependent* on this seasonal pattern. During the past three years, variations between the highest and lowest amounts of tied-up working capital have not exceeded some SEK 4 billion for the Husqvarna Group as a whole, and are not expected to exceed SEK 4.5 billion during 2006. To secure financing of this working capital requirement, confirmed credit lines amounting to a combined total of SEK 11 *billion have been received from several banks. These* credit lines have been dimensioned with due consideration for the new Group's projected debt in the beginning of 2006 and the seasonal build-up of working capital.

The credit lines are divided as SEK 8 billion with a maturity period of five years, with an option to extend for one plus one year, and SEK 3 billion with a maturity period of 27 months. All *loans will carry variable interest rates. The terms underlying the* credit lines include that Husqvarna meets certain undertakings regarding the Group's net debt in relation to operating profit before depreciation and write-downs (EBITA). The credit agreement also includes the customary conditions that entitle the creditors in conjunction with assessment to demand the premature repayment of the loan.

Husqvarna's Board believes that a total credit framework of SEK 11 billion is enough to cover the Group's working capital requirements for a minimum of 18 months. This analysis also includes due consideration for the contingency that cash flow generated annually may also be used for debt amortization, if deemed necessary by the parent company.

Financial policy

Husqvarna is exposed to risk exposure relating to financial instruments such as liquid assets, accounts receivables, accounts payable, loans and derivative instruments. The risk relating to these instruments are primarily:

- Interest risk relating to liquid assets and loans
- Financing risks relating to earnings and net investments in foreign subsidiaries
- Credit risks attributable to financial and commercial activities

The Husqvarna Board has adopted financial and credit policies for the entire group that govern the management and control of these risks. Risk management is conducted with the assistance of, for example, derivatives, subject to limits set by the financial policy. The Financial policy also states how risk management for pension foundation assets is to be undertaken.

Financial risk management is primarily centralized to Group Treasury in Stockholm. The Group's policy also includes guidelines on how operational risks relating to the management of financial instruments are to be handled.

Trading in currencies and interest-bearing instruments is permitted within the framework of the financial policy. This type of trading is aimed primarily at gaining quality market information and maintaining high market insight, as required for active management of financial risk.

Liquid assets

Liquid assets consist of cash and other short-term investments. For Husqvarna, the aim is that liquid assets, including unutilized confirmed credit lines, amount to a minimum of 2.5% of net sales. This liquidity is also meant to cover the financing of anticipated seasonal variations over the next 12 months. Pursuant to financial policy, investment of liquid assets is done in interest-bearing instruments with high liquidity and from issuers with a credit rating of at least A-, pursuant to Standard & Poor's or a similar institution.

Interest risks relating to liquid assets

Group Treasury manages interest rate risk in these investments pursuant to the investment norm that is defined as a one-day holding period. Deviations from this norm are limited via a risk mandate. Derivative instruments such as futures and FRA (Forward Rate Agreements) are used to manage interest rate risk. Investments are largely short term.

Borrowings

The Group's debt management is managed by Group Treasury to ensure efficiency and risk control. Loans are taken up primarily at the parent company level and transferred to subsidiaries in the form of internal loans or capital injections. Various derivative instruments are used in this process to transform funds to appropriate currencies. Short-term financing is also done locally in subsidiaries in countries with currency restrictions.

Interest risk relating to long-term borrowing

According to the financial policy the comparative norm for the long-term debt portfolio is that the average fixed interest term should be six months. With the support of the risk mandate from the Board, Group Treasury can elect to deviate from this comparative norm. However, the maximum fixed interest term is three years. Derivative instruments, such as interest rate swaps are to be used to manage interest rate risk, in connection with which the interest rate can change from fixed to variable and vice versa.

Financing risk

Financing risk refers to the risk that the financing of the Group's capital requirements and refinancing of outstanding loans becomes more difficult or more costly. Financial risk can be reduced by holding a uniform maturity profile for borrowing and by ensuring that short-term borrowing does not exceed the liquidity limits in financial policy. Notwithstanding seasonal variations, net borrowing (total of interest-bearing liabilities with deductions for liquid assets), pursuant to the financial policy, is to be long-term, (including such portion of the long-term liabilities that are to be repaid within the next 12 months). The Group's goal is that the average maturity of long-term liabilities is not less than two years and has a uniformly distributed maturity profile. Normally, a maximum of 25% of the borrowing may have a shorter maturity profile than 12 months.

Currency risk

Husqvarna's accounting is done in SEK, but the Group has operations worldwide. This means the Group is exposed to currency risk, as unfavorable movements in exchange rates can adversely affect earnings and shareholders' equity. In an effort to manage these effects, the group hedges the currency risks within the framework of financial policy. The Group's overall currency exposure is handled centrally.

The currency risk in Husqvarna primarily pertains to SEK, USD, EUR, CAD and GBP.

Transaction exposure from commercial flows

According to the group's financial guidelines, the hedging of forecast futures sales in foreign currencies should be done taking into account the price binding periods and competitive situation. This means that the hedging policy at Husqvarna's various business areas varies depending on the business situation. Normally, 75–100% of the invoiced and forecast flows are hedged up to 6 months while forecast flows for 6 to 12 months are hedged between 50% and 75%. There are deviations but the maximum hedging horizon is 18 months.

Translation exposure in conjunction with consolidation of units outside Sweden

Changes in exchange rates also affect the Group's earnings in connection with the translation of income statements in foreign subsidiaries to SEK. Husqvarna does not hedge this risk.

Exposure in net investments (translation exposure in the balance sheet)

Assets of foreign subsidiaries, less deductions for liabilities, constitute a net investment in foreign currencies, which in conjunction with consolidation, gives rise to a translation difference. To limit the effects of translation differences in the Group's shareholders' equity, and thus the Group's capital structure hedging is conducted using loans and currency derivatives. This means that a value decrease in net investments as a result of a higher exchange rate for SEK is offset against the currency gain arising in the Parent Company's borrowing and currency derivatives and vice versa. The Group's net investments are hedged in the Swedish Parent Company. The financial policy indicates the extent to which net investments may be hedged, as well as guidelines for risk assessment. Using a specially issued risk mandate, Group Treasury may deviate from the guidelines indicated.

Credit risks in accounts receivable

Husqvarna's sales are made to a large number of customers. The Group's credit granting policy includes rules designed to ensure that the handling of customer credits encompass credit rating, credit limits, decision-making levels and the management of doubtful receivables. The Board must approve credit limits exceeding SEK 100 million. There is a certain concentration of credit risk exposure to a small number of customers, mainly in the US and Europe.

Trends and future outlook

The following section contains forward-looking statements based on current assumptions and estimates made by Husqvarna's executive management regarding future events and circumstances. Husqvarna's actual earnings may differ considerably from what is expressed or implied in forward-looking statements for various reasons, such as but not only the risks indicated under "Risk factors" on p. 8–13.

Garden products

Husqvarna notes a number of trends expected to affect demand for the Group's products. The consumer market is showing a trend toward increased interest in gardening, and this trend is expected to continue in the coming years. In the segments for mass-market consumer outdoor products with low specifications, a growing proportion of sales derive from major retail chains and DIY outlets. Group sales to customers in these categories have also steadily increased.

In the professional garden equipment category, there is a clear trend, especially in the US, of growth in the customer category represented by contracting companies specializing in garden and landscape maintenance. These customers in turn market their services to other companies, municipalities and private individuals. This trend is also expected to continue in coming years.

Chainsaws

In the forestry industry, there has been a trend in the Western world during many years toward more extensive use of forest machinery at the expense of manual felling. Up to the beginning of the 1990s, this trend resulted in sharply reduced demand for chainsaws. Subsequently, the decline in demand has been halted and the market has even shown some growth. This is partly the result of increased demand from new growth markets – primarily Russia, but also other regions, such as Turkey and Latin America. In addition, sales of high-performance professional chainsaws to private consumers have increased.

Construction-related products

Demand for construction-related products depends mainly on projects relating to infrastructure, building maintenance and industrial construction. Demand in Western Europe has been weak during the past few years. However, an upturn in the market was discernable during 2005.

Weather-related variations

Demand for the majority of Husqvarna's products is influenced by the weather. Demand for garden products is favorably affected by an early spring and a long growing season. During 2003 and 2004, the weather in the US was unusually favorable for garden products, while the situation was reversed in 2005. Demand for chainsaws is affected positively by storms and wind-felled trees – conditions that occurred in both Sweden and the US during 2005.

Both of these product areas are affected by seasonal variations, with demand for garden products significantly stronger during the first half of the year, while demand for chainsaws is greater during the latter part of the year.

Prices

There is constant pressure on prices in the consumer-products segment. Husqvarna responds to this with continuous product development and constant improvements in cost efficiency. Professional Outdoor Products show more stable prices.

Materials costs

Materials prices have varied rather sharply over the years. Prices for steel – the most important raw material – rose sharply in 2005. For the first part of 2006, steel prices have been negotiated at levels that do not exceed the average for 2005.

Production

The trend toward relocation of production to low-cost countries has so far not had a major impact on the industry or Husqvarna. The exception is electrical products, a segment in which Husqvarna and a number of other manufacturers have outsourced production to Asia in particular. However, Husqvarna has also outsourced some production of other less complex products.

During 2005, a small plant in Italy producing lawn mowers was closed down and the main part of production was transferred to one of the Group's larger plants in the US. In 2006 Husqvarna also intends to close a small unit in France producing floor saws and move production to the Group's plant in China.

Group purchases of components from low-cost countries have gradually increased and are expected to rise further during the next few years.

Environmental issues

A number of requirements relating to the reduction of exhaust emissions from petrol-powered products – affecting garden products and chainsaws, among other products – were introduced by the federal environmental authority in the US, the Environmental Protection Agency (EPA), in two stages during 1997 and 2002. The more recent requirements are being phased in during the period 2002–2010 in the US. These requirements are expected to come into force in Europe during 2007–2012. Other countries, such as Japan, are expected to introduce similar requirements.

To meet these requirements, Husqvarna has developed new product generations of portable petrol-powered products with new engine designs, sales of which began in the market during 2004 and 2005. The new engines are considered to well meet currently known requirements. The resulting product-development costs were charged against Husqvarna's earnings during the years 2003–2005.

EU directives on environmental impact of electrical and electronic products

The EU has introduced two directives, WEEE (Waste Electrical and Electronic Equipment) and RoHS (Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment), regulating the environmental impact from electrical and electronic products. Compliance with these directives will be introduced in stages. The WEEE directive relates to producer responsibility for the treatment, recycling and waste management of electrical and electronic products. Under the terms of the directive, producers and importers must, as of August 2005 assume responsibility for the financing of recycling, treatment and management for waste electrical and electronic products.

Based on a number of assumptions, Husqvarna's preliminary estimate of its annual costs for compliance with the WEEE directive regarding products sold prior to August 2005 amounts to approximately SEK 30 million, and to an additional SEK 50 million for products sold after August 2005. The calculations are highly uncertain because, for instance, they are based on estimated recycling costs and collection rates for different product categories that are not yet known in all the countries where the regulations are to apply.

RoHS directive

The RoHS directive bans – with a few exceptions – placement in the European market of electrical and electronic equipment containing lead, mercury, cadmium, hexavalent chromium and two groups of brominated flame-retardants (polybrominated biphenyls, PBBs, and polybrominated diphenyl ethers, PBDEs) as of July 1, 2006. Husqvarna is conducting extensive research to identify alternative components and production processes that fulfill the requirements in the directive and are competitive in terms of costs. Nearly all of Husqvarna's electrical products are being modified to some extent to comply with RoHS, since some of the forbidden substances have been common so far.

Trends and significant changes since the end of 2005

As in prior years, production increased during the first two months of 2006 to meet expected sales during the first half of the year. This production increase has involved a substantial build-up of inventories, accounts receivable and other current assets.

The sales prices established at the beginning of 2006 are in line with those in 2005, and the same applies to cost levels to date during 2006.

In conjunction with the formation of the new Group, the aim is that Husqvarna will be capitalized in accordance with the description in the section "Pro forma accounting" on p. 38–42. As part of the capitalization, Husqvarna has received committed lines of credit totaling SEK 11 billion, as described in the section "Equity, indebtedness and other financial information" on p. 43–44.

As of 1 March 2006 Husqvarna acquired McOuat, the Group's major distributor in Canada for professional products for servicing dealers since many years. The acquired operation has annual sales of approximately SEK 200m, and about 50 employees.

Since the greater part of McOuat's sales already comprised Husqvarna products, the acquisition will involve an estimated annual increase in sales of approximately SEK 70m for the Group.

The acquisition is in line with the Group's aim to expand its own distribution network in North America, and all distribution of products under the Husqvarna and Jonsered brands in Canada will now be through wholly-owned companies.

In other respects, no significant changes have occurred since the close of 2005 regarding the Husqvarna Group's financial situation or position in the market.

Board of Directors, Group Management and Auditors

The Husqvarna Board of Directors consists of eight members elected by the shareholders and two employee representatives with two deputies. The name, year of birth, nationality, year elected to the Board and other information for each member and representative are given in the table below.

Board of Directors

	Born	Nationality	Elected	Audit Committee	Remuneration Committee	Independent[1]	No. of B shares[2]
Lars Westerberg Chairman	1948	Swedish	2006		Member	Yes	–
Bengt Andersson President and CEO	1944	Swedish	1991			No[3]	4,750
Peggy Bruzelius	1949	Swedish	2006	Member		Yes	5,000
Börje Ekholm	1963	Swedish	2006	Chairman		No[4]	2,000
Tom Johnstone	1955	British	2006			Yes	1,200
Anders Moberg	1950	Swedish	2006		Member	Yes	7,200
Gun Nilsson	1955	Swedish	2006	Member		Yes	–
Peder Ramel	1955	Swedish	2006		Chairman	Yes	–
Annika Ögren Employee representative	1965	Swedish	2006			–	–
Malin Björnberg Employee representative	1959	Swedish	2006			–	100
Total							**20,250**

1) In accordance with the Stockholm Stock Exchange's listing requirements see further p. 52 below. Husqvarna's Group Management does not include any Board members, except President and CEO Bengt Andersson.
2) Latest known holdings in Electrolux . Bengt Andersson also holds 10,000 options with rights to acquire B-shares in Electrolux.
3) Bengt Andersson is not considered to be independent in respect of Husqvarna and the Husqvarna Group Management, but is considered to be independent in respect of the major shareholders in Husqvarna.
4) Börje Ekholm is considered to be independent in respect of Husqvarna and the executive management of Husqvarna, but not, however, in his capacity as president and CEO of Investor AB, he is not considered to be independent in respect of the major shareholders in Husqvarna.

Lars Westerberg
Born 1948, M Sc Eng., MBA.
Board Chairman, elected to the Board in 2006.
Other assignments/positions: President and CEO and Board member of Autoliv Inc. Board member of Haldex AB, Plastal Holding AB, Charles Westerberg & Co AB and Westbarn Invest AB.
Terminated Board assignments/partnerships during the past five years: Chairman of Ahlsell Group AB. Board member of CEWE Instrument AB.
Previous positions: Senior management positions in Esab 1984–1994, President and CEO of Esab 1991, President and CEO of Gränges AB 1994.
Holding in Electrolux: 0 shares[1].

Bengt Andersson
Born 1944, Engineer.
Board member, elected to the Board in 1991.
President and CEO of Husqvarna as of 2006, Head of Electrolux Outdoor Products and Senior Executive Vice-President of Electrolux since 2002.
Other assignments/positions: Board member of KABE AB, Chairman of Jönköping University Foundation, Sweden.
Terminated Board assignments/partnerships during the past five years: Board member of Electrolux Poland Sp Z o.o.
Previous positions: Joined Electrolux in1973. Senior management positions within the Group's Outdoor Product operations since 1979, Head of Outdoor Products, North America 1987, Head of Professional Outdoor Products and Executive Vice-President of Electrolux 1997. President of Husqvarna 1991–2003.
Holding in Electrolux: 4,750 B-shares[1], 10,000 options.

Peggy Bruzelius
Born 1949, M Econ, Hon. Doc. in B.A.
Board member, elected to the Board in 2006.
Other assignments/positions: Board Chairman of Lancelot Asset Management AB. Deputy Chairman of Electrolux. Board member of Axfood AB, Body Shop International Plc, Industry and Commerce Stock Exchange Committee, Axel Johnson AB, Ratos AB, Scania AB, Syngenta AG, Arts and Business Sweden, K&N Service AB and the Association of the Stockholm School of Economics.
Terminated Board assignments/partnerships during the past five years: Board Chairman of The Grand Group Aktiebolag. Board member of Fabege Fastigheter i Stockholm AB.
Previous positions: President and CEO of ABB Financial Services AB 1991–1997. Executive Vice-President of SEB, Skandinaviska Enskilda Banken AB 1997–1998.
Holding in Electrolux: 5,000 B-shares[1].

1) Each share in Electrolux held on the record day entitles the holder to one share in Husqvarna provided that the Electrolux AGM on April 24, 2006 approves the distribution of all shares by way of a dividend distribution.

Börje Ekholm
Born 1963, M Sc Eng., MBA.
Board member, elected to the Board in 2006.
Other assignments/positions: President and CEO of Investor AB. Board Chairman of WM-data AB and Biotage AB. Board member of AB Chalmers Invest, Greenway Medical Technologies Inc. and Tessera Technologies Inc. Board member in a number of subsidiaries of Investor AB.
Terminated Board assignments/partnerships during the past five years: –
Previous positions: Joined Investor in 1992, senior management positions in the Investor Group since 1995, Executive Vice-President of Investor AB 1997, responsible for New Investments 1999, President of Investor Growth Capital Inc.1998–2005.
Holding in Electrolux: 2,000 B-shares[1].

Tom Johnstone
Born 1955, M.A., Hon. Doc. in B.A.
Board member, elected to the Board in 2006.
Other assignments/positions: President and CEO and Board member of AB SKF. Board member of Electrolux.
Terminated Board assignments/partnerships during the past five years: –
Previous positions: Senior management positions within SKF since 1987, President of Automotive Division 1995–2002 and Executive Vice-President of AB SKF 1999–2003.
Holding in Electrolux: 1,200 B-shares[1].

Anders Moberg
Born 1950.
Board member, elected in 2006.
Other assignments/positions: President and CEO of Royal Ahold. Board Chairman of Clas Ohlson AB. Deputy Chairman of ICA AB. Board member of DFDS A/S and Velux A/S, Denmark.
Terminated Board assignments/partnerships during the past five years: Board member of Lego A/S, Hilding Anders AB and Ahlsell AB.
Previous positions: Various positions in the IKEA Group 1970–1999, President and CEO 1986, Division President International, Home Depot, US, 1999–2002.
Holding in Electrolux: Own: 6,000 B-shares[1]. Related parties: 1,200 B-shares[1].

Gun Nilsson
Born 1955, M Econ.
Board member, elected to the Board in 2006.
Other assignments/positions: Executive Vice-President, Deputy CEO and Head of Corporate Development in Duni AB. Board member of Handelsbanken Fonder AB, SPP Fonder AB, LFV-Group, Swedish Golf Federation, YRA AB, Lidingö Golfklubbs Fastighetsaktieboag, Svenska Golftourerna AB. Board member in subsidiaries of Duni AB. Deputy Board member of Art Photo Foundation Norden AB.
Terminated Board assignments/partnerships during the past five years: Chairman of Lidingö Golfklubb. Board member Lidingö Golfklubb and Svartinge Golf AB.
Previous positions: Finance Director of Bonnier Affärsinformation 1987–1993. Senior management positions within Duni AB since 1993, CFO 1993, responsible for Corporate Communications 1999–2001.
Holding in Electrolux: 0 shares[1].

Peder Ramel
Born 1955, M. Econ.
Board member, elected to the Board in 2006.
Other assignments/positions: President of B2Bredband AB. Board member of MACAB AB.
Terminated Board assignments/partnerships during the past five years: Board member of Know-IT AB, Aswan Investment AB and Osiris Investment AB.
Previous positions: Various positions in Electrolux 1980–1990, Head of Sales in Electrolux International 1983, Head of Marketing in Electrolux Direct Sales AB 1988. Senior management positions in Modern Times Group AB 1990–2000, President of Viasat AB 1992–2000.
Holding in Electrolux: 0 shares[1].

Employee representatives

Members

Annika Ögren
Born 1965, Representative of the Swedish Confederation of Trade Unions.
Other assignments/positions: Chairman of IF Metall, Husqvarna. Employee representative on the Electrolux Board.
Terminated Board assignments/partnerships during the past five years: –
Holding in Electrolux: 0 shares[1].

Malin Björnberg
Born 1959, Representative of the Federation of Salaried Employees in Industry and Services.
Other assignments/positions: Marketing assistant in Husqvarna Construction Product Sweden AB, Employee representative on the Electrolux Board. Chairman of SIF, Jonsered.
Terminated Board assignments/partnerships during the past five years: Deputy Employee representative on the Electrolux Board.
Holding in Electrolux: 100 B-shares[1].

Deputy members

Carita Spångberg
Born 1968, Representative of the Swedish Confederation of Trade Unions.
Other assignments/positions: Deputy Chairman of IF Metall, Husqvarna. Deputy Member of Huskvarna Folkets Park Förening upa.
Terminated Board assignments/partnerships during the past five years: Employee representative on the Husqvarna Board.
Holding in Electrolux: 0 shares[1].

Fredrik Währborg
Born 1974, Representative of the Federation of Salaried Employees in Industry and Services.
Other assignments/positions: Laboratory Engineer in R&D at Husqvarna. Chairman of CF, Husqvarna.
Terminated Board assignments/partnerships during the past five years: Employee representative on Husqvarna Board.
Holding in Electrolux: 0 shares[1].

1) Each share in Electrolux held on the record day entitles the holder to one share in Husqvarna provided that the Electrolux AGM on April 24, 2006 approves the distribution of all shares by way of a dividend distribution.



Lars Westerberg

Bengt Andersson

Peggy Bruzelius

Börje Ekholm

Tom Johnstone

Anders Moberg

Gun Nilsson

Peder Ramel

Annika Ögren

Malin Björnberg

Carita Spångberg

Fredrik Währborg

Group Management

Bengt Andersson
President and CEO
Born 1944, Engineer.
President and CEO of Husqvarna as of 2006, Head of Outdoor products and Senior Executive Vice-President of Electrolux since 2002.
Other assignments/positions: Board member of KABE AB. Chairman of Jönköping University Foundation.
Terminated Board assignments/partnerships during the past five years: Board member of Electrolux Poland Sp Z o.o.
Previous positions: Joined Electrolux in 1973. Sector manager in Facit-Addo 1976. Senior management positions within Electrolux Outdoor Products since 1979, Product-line Manager for Outdoor Products North America 1987, Product-line Manager for Forestry and Garden Products 1991 and Flymo 1996. Head of Professional Outdoor Products and Executive Vice-President of Electrolux 1997. President of Husqvarna 1991–2003.
Holding in Electrolux: 4,750 B-shares[1] 10,000 options.

Bo Andreasson
Head of Forestry
Born 1951, M Sc. Eng.
Head of Forestry 2002, Executive Vice-President of Husqvarna AB 2006.
Other assignments/positions: Board member of Husqvarna Norway AS, Member of the Jönköping Chamber of Commerce, Member of Jönköping's Business and Industry Association, Deputy Board member of Andreasson Musik AB.
Terminated Board assignments/partnerships during the past five years: Board member of Husqvarna and Husqvarna Motor AB. Board member of Jönköping School of Engineering.
Previous positions: Research Engineer in combustion engine technology at Chalmers University of Technology 1978–1982. Joined Electrolux in 1982 as automotive engineer in Professional Outdoor Products. Various management positions in research, development and product planning 1984–2001. Head of Accessory Operations 2001, Head of Forestry 2002, President of Husqvarna 2003–2006.
Holding in Electrolux: 0 shares[1], 5,000 options.

Robert E. Cook
Head of Consumer Products North America
Born 1943, Graduate in Law.
Head of Consumer Products North America 2003, Executive Vice-President of Husqvarna AB 2006.
Other assignments/positions: Board member of Volvo Trucks North America Inc. and Mack Trucks Inc.
Terminated Board assignments/partnerships during the past five years: Board member of Electrolux Home Products Inc. and White Consolidated Holdings, Inc.
Previous positions: Joined Electrolux in 1989 as President of American Yard Products, USA. Head of Major Appliances and Outdoor Products in North America and Executive Vice-President of Electrolux 1997–2003.
Holding in Electrolux: 0 shares[1], 5,000 options.

Hans Linnarson
Head of Consumer Products Rest of the world and Professional Lawn and garden
Born 1952, M Sc Eng.
Head of Consumer Products Rest of the world 2004, Head of Professional Lawn and garden 2006, Executive Vice-President of Husqvarna AB 2006.
Other assignments/positions: Board member of Beijer Electronic AB. Chairman of Husqvarna Outdoor Products Italia S.p.A. Board member of Husqvarna UK Ltd.
Terminated Board assignments/partnerships during the past five years: Board member of Vestfrost A/S, Eldon HV and several subsidiaries in Electrolux.
Previous positions: President of AB CTC Parka 1988–1990. President of Asko Cylinda AB 1990–1994. Joined Electrolux in 1994. Head of Materials Handling product line 1994–1996. Various management positions in product development, marketing and production within Major Appliances, Europe 1996–2003.
Holding in Electrolux: 40 B-Shares[1], 5,000 options.

Anders Ströby
Head of Construction
Born 1953, M Sc Eng.
Head of Construction 1996, Executive Vice-President of Husqvarna AB 2006.
Other assignments/positions: Board member of Diamant Boart Philippines. Board Chairman and Board member of various subsidiaries of Husqvarna.
Terminated Board assignments/partnerships during the past five years: Board member of various subsidiaries in the Outdoor Products operation.
Previous positions: Joined Electrolux and Professional Outdoor Products in 1980. Marketing and Sales Manager for the chainsaws product area in Canada 1982–1984. Head of Product Planning in Professional Garden Equipment 1985–1986. Head of Jonsered and Partner Industrial Products 1987–1992, Head of Sales and Marketing for the Husqvarna and Jonsered brands 1993–1996. Head of Garden Equipment and Construction 1996–2002.
Holding in Electrolux: Own: 0 shares[1], 45,000 options. Related parties: 3,000 B-shares

Bernt Ingman
Chief Financial Officer
Born 1954, M Econ.
Joined Husqvarna as Chief Financial Officer in 2006.
Other assignments/positions: Board Chairman of Merpac AB. Board member of Schneidlerföretagen AB.
Terminated Board assignments/partnerships during the past five years: Board member in a number of subsidiaries of Munters AB.
Previous positions: Administrative Director of Götaverken Energy Systems AB 1980–1985, CFO of National Elektro Svenska AB 1985–1986, CFO of Celpap International 1986–1988, Administrative Director of Calor Vanadis AB 1988–1990, Finance Director and Executive Vice-President of Metric Group 1990–1994, Executive Vice-President of Inter Scan Group 1994–1997, Executive Vice-President and CFO of Munters AB 1997–2005.
Holding in Electrolux: 0 shares[1], 0 options.

Åsa Stenqvist
Head of Group Staff Communications and Investor Relations
Born 1947, B.A. Degree in Communications.
Head of Group Staff Communications and Investor Relations in Husqvarna since 2006.
Other assignments/positions: –
Terminated Board assignments/partnerships during the past five years: –
Previous positions: Joined Electrolux in 1982 in the central com-

1) Each share in Electrolux held on the record day entitles the holder to one share in Husqvarna provided that the Electrolux AGM on April 24, 2006 approves the distribution of all shares by way of a dividend distribution.


Bengt Andersson


Bo Andreasson


Robert E. Cook


Hans Linnarson


Anders Ströby


Bernt Ingman


Åsa Stenqvist


Olle Wallén


Lars Worsøe-Petersen

munications and marketing department, Head of Investor Relations and Financial Information in Group Staff Mergers & Acquisitions 1988, Head of Group Staff Investor Relations 1993, Head of Investor Relations and Financial Information in Group Staff Communications and Branding 1999–2005.
Holding in Electrolux: Own: 710 B-Shares[1], 5,000 options.
Related parties: 966 B-shares[1].

Olle Wallén
Head of Group Staff Legal, Husqvarna Board Secretary
Born 1953, M of Laws.
Head of Group Staff Legal, Husqvarna Board Secretary since 2006.
Other assignments/positions: Board member of Electrolux Holding B.V.
Terminated Board assignments/partnerships during the past five years: Board member of Electrolux Latvia Ltd and Eqvinox Insurance Company.
Previous positions: Attorney at law with Styrbjörn Gärdes Advokatbyrå 1980–1985, Corporate Legal Counsel in Nordstjernan/NCC AB 1985–1993. Joined Electrolux in 1993 as Corporate Legal Counsel, General Counsel for Electrolux operations in the US 2000–2001, General Counsel for operations in Europe 2002–2005.
Holding in Electrolux: 0 shares[1], 30,000 options.

Lars Worsøe-Petersen
Head of Group Staff Human Resources
Born 1958, M Econ.
Head of Group Staff Human Resources in Husqvarna since 2005.
Other assignments/positions: –
Terminated Board assignments/partnerships during the past five years: Board member of Vestfrost A/S and Electrolux Holding A/S.
Previous positions: Head of Organization and Management development in Andelsbanken A/S 1984–1990, Senior Management Consultant in Unibank A/S 1990–1994. Joined Electrolux in 1994. Head of Human Resources in Electrolux operations in Denmark 1994–1999, Head of Human Resources in Electrolux Major Appliances in Europe 1999–2000. Head of Electrolux Holding A/S, Denmark 2000–2002. Head of Human Resources in Electrolux Major Appliances in North America 2002–2005.
Holding in Electrolux: 0 shares[1], 5,000 options.

1) Each share in Electrolux held on the record day entitles the holder to one share in Husqvarna provided that the Electrolux AGM on April 24, 2006 approves the distribution of all shares by way of a dividend distribution.

Additional information on the Board of Directors and Group Management

The business address of all Board members in Husqvarna is Husqvarna AB, S:t Göransgatan 143, 105 45 Stockholm, Sweden. As regards the Group Management, Bengt Andersson, Bernt Ingman, Åsa Stenqvist, Olle Wallén, and Lars Worsøe-Petersen have the same business address as the Board of Directors. The business address of Bo Andreasson and Hans Linnarson is Husqvarna AB, 561 82 Huskvarna, Sweden. Robert E. Cook has the business address Husqvarna Outdoor Products, 1030 Stevens Creek Rd, Augusta, Georgia 30907, USA and the business address of Anders Ströby is Husqvarna Belgium S.A., Z.I.2 Avenue des Artisans, 50, BE-7822 Ath, Belgium.

With the exception of the Board members elected by concerned employee organizations, Husqvarna's Board of Directors was elected by Electrolux following the proposal by Electrolux' nomination committee. Electrolux' nomination committee was appointed in September 2005 in accordance with the procedure determined at the Electrolux shareholders' meeting in April 2005. The chairman of the nomination committee was Jacob Wallenberg, chairman of Investor AB. Other members were Carl Rosén, Andra AP-fonden, Ramsay J. Brufer, Alecta pensionsförsäkring, Kjell Norling, Handelsbanken/SPP fonder and Michael Treschow, chairman of Electrolux. The proposal for the Board in Husqvarna was announced in a press release from Electrolux on 19 January 2006. On 27 January 2006, an extraordinary shareholders' meeting in Husqvarna resolved on electing the proposed Board of Directors until the end of the Annual General Meeting in 2007.

Husqvarna's Board of Directors has been deemed to fulfil the requirements for independence set by the Stockholm Stock Exchange in relation to Husqvarna, Husqvarna's management and Husqvarna's major owners. Independence in relation to major owners has been judged in relation to the owners of Electrolux, since Husqvarna immediately after the proposed dividend will have the same circle of shareholders as Electrolux. All Board members elected at the shareholders' meeting have been deemed to be independent in relation to Husqvarna and the major owners of Electrolux, with the exception of Bengt Andersson, who was not deemed to be independent of Husqvarna and the management of Husqvarna, and Börje Ekholm, who was not deemed to be independent of the major owners of Electrolux. No Board member is part of the Group Management with the exception of the president and the CEO, Bengt Andersson.

None of the members of the Board or Group Management has been convicted in relation to fraudulent offences in the previous five years. None of these persons has been involved in any bankruptcies, receiverships or liquidations in the previous five years. Nor is there any official public incrimination and/or sanctions against any of these persons, and none of them has been disqualified by a court from acting as a member or the administrative, management or supervisory bodies of a company or from acting in the management or conduct the affairs of a company in the previous five years.

None of the directors of the Board or Group Management has a private interest that may be in conflict with the interests of Husqvarna. Most directors of the Board and the Group Management are likely to have financial interests in Husqvarna by holdings of shares in Husqvarna through present holdings of shares and/or options in Electrolux.

There are no family ties between Board members or members of the Group Management.

The majority of Husqvarna's Group Management was previously employed in other positions in the Electrolux group, and Electrolux has taken part in the discussions regarding the recruitment of these persons to their present positions.

None of the members of Husqvarna's Board or Group Management[1] have undertaken to restrict their possibilities of disposing of shares in Husqvarna within a certain period of time.

Auditors

At Husqvarna's Annual General Meeting held on June 28, 2002, Per-Eric Carlsson, member of FAR (Swedish Accounting Institute) and with the address PricewaterhouseCoopers AB, Box 2043, 550 02 Jönköping, Sweden, was elected auditor, and Anders Lundin deputy auditor, for a four-year period ending at the Annual General Meeting 2006.

At an Extraordinary General Meeting held on January 27, 2006, PricewaterhouseCoopers AB was elected auditor, with Anders Lundin as auditor-in-charge, for a four-year period ending at the close of the Annual General Meeting 2010.

Anders Lundin
PricewaterhouseCoopers AB
Born 1956. Authorized Public Accountant. Member of FAR.
Auditor-in-charge, effective 2006, deputy auditor 2002–2005.
Other audit assignments: AarhusKarlshamn, ASSA ABLOY, Axis, Bong Ljungdahl, Industrivärden and Säkl.
Holding in Electrolux: 0 shares[2]
Address: PricewaterhouseCoopers AB, 113 97 Stockholm

Remuneration to the Board of Directors, the President and other members of Group Management

Remuneration to the Board of Directors

No remuneration has been paid to the Board members of Husqvarna AB for the years 2003 – 2005. Until January 2006, all Board members were employees of the Electrolux Group, who are not entitled to additional remuneration on account of assignments as Board members in Group companies. In January 2006, the then Board was replaced by the members noted below.

The remuneration payable to the current Board of Husqvarna AB was decided at an Extraordinary General Meeting in February 2006. The Board members have been elected for the period from January 2006 until the end of the Annual General Meeting in 2007, and the remuneration decided covers this entire period. Remuneration is paid quarterly. For information regarding remuneration, and its distribution among members, refer to the table below. There are no agreements covering severance pay to Board members.

General principles for remuneration within Husqvarna

The overall principles for remuneration within Husqvarna are tied strongly to the position held, individual as well as team performance, and competitive remuneration in the country of employment. The overall remuneration package for senior management comprises fixed salary, variable salary in the form of Short Term Incentive Programs based on annual financial performance targets and benefits such as pensions and insurance. It is also intended that the remuneration should include long-term incentives based on value creation. Value creation is defined as operating profit less a weighted average capital cost (WACC) calculated on the basis of the average net assets during a given period. Capital cost

1) However, according to the long-term incentive program proposed by the Husqvarna Board for Group Management and other senior executives, the allotted shares must normally be held for two years, refer to the "Incentive Program" on p. 54.
2) Each share in Electrolux held on the record day entitles the holder to one share in Husqvarna provided that the Electrolux AGM on April 24, 2006 approves the distribution of all shares by way of a dividend distribution.

varies among countries and business areas, depending on the country-specific factors such as interest rates, risk premiums and tax rates. Husqvarna strives to offer fair and competitive total remuneration with an emphasis on "pay for performance". Variable remuneration thus represents a significant proportion of total remuneration for senior management. Total remuneration is lower if targets are not achieved.

Terms of employment for the CEO/President

The remuneration package for the CEO/President comprises fixed salary, variable salary based on annual targets and other benefits such as pensions and insurance. Also, the aim is that long-term incentives should represent an integral part of the remuneration package. Remuneration is reviewed annually at January 1.

The variable salary is based on an annual target for value created within the Group. The variable salary is 50% of the annual base salary at target level, and capped at 100% at the stretch level. The CEO/President may also be covered by agreements that provide entitlement to additional variable remuneration provided that certain financial targets are attained and that the CEO/President is employed in Husqvarna at the end of 2007. The notice period for the company is 12 months, and for the CEO/President 6 months. There is no agreement for special severance pay. The CEO/President is not eligible for fringe benefits such as a company car or housing

Pension terms for the CEO/President

The CEO/President is covered by a defined-benefit pension plan on top of the Swedish ITP-plan. Retirement age for the CEO/President is 65 and the benefits are payable for life. The benefits equal 32.5% of the portion of pensionable salary corresponding to 20–30 base amounts as defined by the Swedish National Insurance Act, 50% of the portion corresponding to 30–100 base amounts, and 32.5% of the portion exceeding 100 base amounts. In addition to the retirement contribution, Husqvarna provides disability and survivor benefits.

Compensation for other members of Group Management

Like the CEO/President, other members of Group Management receive a remuneration package that comprises fixed salary, variable salary based on annual targets and other benefits such as pension and insurances. The aim is also to offer Group Management a long-term incentive should make up an integrated part of the remuneration package. Remuneration is revised annually per January 1. For the Group's sector executive management, variable remuneration is based on value creation in each sector. The target for variable salary for sector heads is 40–50% of annual base salary, capped at 80–100%. For Group staff heads, the variable salary based on value creation for the Group. The target for the variable salary is 25–40% of annual base salary and capped at 45–80%. Members of Group staff management may also be covered by additional variable remuneration, provided that certain financial targets are attained and that members of Group Management are employed at year-end 2007. Notice of termination from the company's side is 12 months, and from the employee's side, six months. There is no agreement for special severance pay.

Pensions for other members of Group Management

The members of Group Management are covered by the Group's pension policy. Swedish members of Group Management are covered by the ITP-plan or the Alternative ITP-plan. The retirement age is 65. For pay portions less than 7.5 base amounts, members are covered by the traditional ITP plan. The alternative ITP plan is a contribution-defined pension plan in which the premium rises in line with rising age. The premium in the alternative ITP plan varies from 20% to 40% of the personable salary between 7.5 and 30 base amounts. For salary portions in excess of this amount, the premium a fixed 20%. The pensionable salary is calculated as the current fixed salary, plus the average variable salary for the last three years. One Swedish member of Group Management has chosen to retain a defined-benefit pension plan on top of the ITP-plan. The retirement age for this member is 65. These benefits equal 32.5% of the portion of pensionable salary corresponding to 20–30 base amounts as defined by the Swedish National Insurance Act, 50% of the portion corresponding to 30–100 base amounts, and 32.5% of the portion exceeding 100 base amounts. In addition, Husqvarna provides disability and survivor benefits. For members of Group Management employed outside of Sweden, varying pension terms and conditions apply.

Remuneration paid to Group Management

	Projected remuneration for 2006		
SEK	*Fixed salary*	Variable salary *(at target level)*[1]	Pension *cost*[3]
President and CEO[2]	3,975,000	1,987,500	2,877,000
Other members of Group Management	19,456,200	8,222,100	7,447,600
Total	**23,431,200**	**10,209,600**	**10,324,600**

1) The actual variable salary for 2006 may deviate from the amount indicated.
2) The calculation proceeds on the basis of contractual remuneration for 2005, when Bengt Andersson was Head of the Outdoor products segment at Electrolux. Remuneration will be renegotiated ahead of the planned listing and, in 2006, can be expected to be higher than that noted above.
3) In addition to this amount, approximately SEK 415,000 has been booked as a contingent liability related to death and disability coverage for the President/CEO, and a total of approximately SEK 820,900 for the other members of Group Management.

Compensation to the Board members for the period from January 2006 until the Annual General Meeting 2007 (SEK)

Member of the Board	Remuneration for January–April (AGM 2006)	Ordinary remuneration for the period from the 2006 AGM through the 2007 AGM	Remuneration for committee work	Total remuneration
Lars Westerberg, Chairman	300,000	1,500,000	50,000	1,850,000
Bengt Andersson	–	–	–	–
Peggy Bruzelius	90,000	437,500	75,000	602,500
Börje Ekholm	90,000	437,500	175,000	702,500
Tom Johnstone	90,000	437,500	–	527,500
Anders Moberg	90,000	437,500	50,000	577,500
Gun Nilsson	90,000	437,500	75,000	602,500
Peder Ramel	90,000	437,500	100,000	627,500
Malin Björnberg (employee representative)	–	–	–	–
Annika Ögren (employee representative)	–	–	–	–
Total	**840,000**	**4,125,000**	**525,000**	**5,490,000**

Incentive Program

In January and February 2006 the Husqvarna Board resolved to implement a long-term incentive program. The launch of the proposed program will, among other things, require the approval of the Annual General Meeting in AB Electrolux in April 2006. The proposed program has been based on the long-term incentive programs approved in 2004 and 2005, and proposed in 2006, for Electrolux.

The proposed program is in line with Husqvarna's principles on remuneration based on performance and is designed to comprise an integral part of the total remuneration package for senior management and other senior executives. Husqvarna's Board believes that the program will be beneficial for the company's shareholders and contribute to facilitating recruitment and to retaining skilled employees.

The proposed program is based on the goals set by Husqvarna's Board for the Group value creation and means that shares are allotted if the targets are attained or exceeded after a three-year period. The program only comprises B-shares in Husqvarna.

The allocation of shares under the program is determined on the basis of three levels of value creation in the Husqvarna Group. The three levels are "entry", "target" and "stretch". "Entry" is the minimum level that must be reached to enable allocation. "Stretch" is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The number of shares allocated at "stretch" is proposed to be 50% greater than at "target". The shares are normally allocated after the three-year period free of charge. Participants may sell the allocated shares to cover personal income tax, but the remaining shares should normally be held for two years. The proposed program should cover approximately 40 senior Husqvarna managers. Participants in the program are divided into four groups: the President, other members of Group Management, and two groups of other senior managers and key employees.

For each of the four groups a target value is set in SEK. The values are shown in the table below.

Position/Group	Target value in SEK[1]
President and CEO	1,800,000
Other members of Group Management	900,000
Other senior managers, cat. A	600,000
Other senior managers, cat. B	450,000

1) Total target value for all participants amounts to approximately SEK 24 m.

Each target value is proposed to be converted into a number of shares. For 2006, conversion is proposed to be based on the last average price paid for series B-shares during 10 trading days on the Stockholm Stock Exchange preceding the date on which the offer of participation in the program is offered. It is proposed to make the offer of participation in the program no later than August 31, 2006.

If the target level is attained, the total cost of the proposed program over a three-year period is estimated to be a maximum of SEK 29 million, including employer contributions. If the maximum "stretch" level is attained, the cost is estimated at a maximum of SEK 45 million, including employer contributions. The estimated cost can change, depending on the price trend of the Husqvarna share. Husqvarna is not currently able to hedge the undertaking pursuant to the planned program through the buyback of its own shares. Husqvarna's Board intends, however, to present a proposal to the 2007 AGM permitting share buybacks.

Board practices

Assignments and allocation of responsibilities

The overall task of Husqvarna's Board of Directors is, on behalf of the owners, to administer the business of the Husqvarna Group in a manner that, to the extent possible, satisfies the owners' interest in a long-term successful capital yield. The work of the Board of Directors is governed, inter alia, by the Swedish Companies Act and Husqvarna's articles of association.

Husqvarna's Board of Directors has adopted rules of procedures for its work. The rules of procedures are revised annually and when required. The rules of procedures define the tasks of the Board, and include, inter alia, a specification of the functions of the chairman. The chairman shall organize and assign the Board's work, ensure that the Board's decisions are implemented effectively, and ensure that the Board makes an annual evaluation of its work. The rules of procedures also set out the responsibilities of the committees appointed by the Board.

The rules of procedures also include detailed instructions for the President and other company officers on issues that must be approved by the Board, and also which financial reports and other information that is to be provided to the Board. The instructions set forth, inter alia, the maximum amount of credit limits, investments and other expenses that may be authorized by different decision-making bodies of the group (see further p. 43–44 regarding Husqvarna's financial policy).

Committees

The Board has appointed a remuneration committee and an audit committee. The task of the committees is mainly to prepare matters and give advice. Further, the Board may, in certain cases, delegate the right to make decisions to the committees.

The remuneration committee's main task is to propose principles of remuneration to the members of the Group Management. The remuneration committee gives recommendations to the Board on goals and the basis for calculation of variable remunerations, the ratio between fixed and variable remuneration, changes of fixed or variable remunerations, long term incentives, pension terms and other benefits.

The remuneration committee consists of three Board members with Peder Ramel as chairman, and Anders Moberg and Lars Westerberg as members. At least two meetings are to be held every year.

The audit committee's main task is to support the Board in supervising the processes of accounting and financial reporting, including the appropriateness and efficiency of the internal control in these processes, and the efficiency of the controls and the procedures of the external reporting. The audit committee is also to support the Board in the supervision of the auditing of the accounts and the related external reporting. This includes review of the external auditors' impartiality and independence, follow-up and evaluation of their work, and, when required, to recommend the external auditors to be exchanged. The audit committee's work also includes supporting the nomination committee in the process of making proposals regarding election of external auditor and his/her remuneration.

Furthermore, the audit committee will follow up operations in Husqvarna's internal audit department regarding organisation, staffing, budget, planning, result and reporting.

The audit committee consists of three members with Börje Ekholm as chairman, and Peggy Bruzelius and Gun Nilsson as members. At least three meetings are to be held every year.

Internal control

Husqvarna's Board of Directors shall supervise that the Group has a sound internal control and continuously evaluate the efficiency of the company's system for internal control. As a substantial part of this work, an internal audit department has been established.

Husqvarna's internal audit department carries out independent, objective revision in order to systematically evaluate and propose improvements of the efficiency of the internal control, both regarding the financial reporting and other matters regarding appropriate and effective operations, and also observance of applicable laws and regulations. Furthermore, the department shall propose improvements in the control environment. The head of the department reports to the President and the audit committee regarding internal audit activities and to the chief financial officer regarding other matters. The organisation, responsibility, staffing and budget of the internal audit department will be decided by the audit committee.

Nomination process for election of the Board of Directors before the Annual General Meeting 2007

At an Extraordinary General Meeting in Husqvarna in March 2006, it was decided to establish a nomination committee in anticipation of Husqvarna's Annual General Meeting in 2007. The nomination committee shall consist of representatives of the four largest shareholders, with respect to voting power, and the Chairman of the Board. The names of the representatives and the owners they represent shall be announced not later than six months before the Annual General Meeting. The shareholder representation shall be based on the known number of votes held immediately before the announcement. Should the circle of major shareholders change during the nomination process, the composition of the nomination committee may change correspondingly.

The nomination committee's assignments include giving proposals to the Annual General Meeting 2007 on the following matters: chairman of the annual general meeting, Board of Directors, Chairman of the Board, remuneration to the Board (divided between the Chairman and other members of the Board and including remuneration for committee work), remuneration to the auditor and the nomination committee for the following year.

The Swedish Code of Corporate Governance

Husqvarna intends to apply the Swedish Code of Corporate Governance as from the contemplated time of listing of the shares of the company on the Stockholm Stock Exchange.

The share and ownership

The share capital

The share capital of Husqvarna amounts to SEK 495 million. All of the company's shares are denominated in Swedish kronor. The shares have been issued in accordance with the Swedish Companies Act (2005:551) and the holders' rights in relation to the shares may only be changed under the provisions of this Act. The company and its shares will be connected to the electronic securities system, the VPC-system, under VPC as Swedish Central Securities Depository & Clearing Organization (VPC AB, Box 7822, 103 97 Stockholm, Sweden).

The number of shares in Husqvarna and the distribution between series A-shares and series B-shares will correspond to the number of dividend-bearing shares in Electrolux. One series A-share entitles the holder to one vote, and one series B-share to one-tenth of a vote. Each qualified voter may vote for the full number of shares held, without limitation. All shares carry equal rights to dividend and to any surplus in case of liquidation. The articles of association include customary provisions on primary and subsidiary preferential rights.

The Annual General Meeting or the extra-ordinary general meeting may resolve on a dividend distribution. The distribution is usually paid by VPC as a cash amount per share, but can also consist of something else than cash. There are no restrictions under the Swedish Companies Act or Husqvarna's articles of association in respect of dividends or specific procedures for shareholders resident outside Sweden, and payment is made via VPC in the same manner as payments made to shareholders resident in Sweden. However, Swedish withholding tax will normally be charged for shareholders not fiscally domiciled in Sweden. Please see "Tax issues" on p. 62 for further details.

Development of the share capital

Year	Transaction	Change in share capital, SEK	Total share capital, SEK	Par value per share, SEK	Number of shares
–	Husqvarna pre listing	–	495,000,000	100	4,950,000

No changes have occurred in share capital trend during 2003–2005. Prior to the contemplated distribution of the shares in Husqvarna, the share structure and share capital in Husqvarna will be adapted to correspond to the number of shares in Electrolux that provide entitlement to distribution.

Ownership structure

The tables below shows Husqvarna's ownership structure and shareholdings by size assuming that distribution will be on 1:1 basis as at December 31, 2005, based on information from VPC. The ownership structure will initially be the same as in Electrolux, which has about 60,900 shareholders.

Shareholders	Number of A-shares	Number of B-shares	Total number of shares	Capital, %	Votes, %
Investor AB	8,770,771	14,918,100	23,688,871	7.7	26.0
Second Swedish National Pension Fund	–	11,062,212	11,062,212	3.6	2.8
SHB/SPP Investment Funds	–	8,615,961	8,615,961	2.8	2.3
Robur Investment Funds	–	7,713,839	7,713,839	2.5	2.0
AFA Insurance	–	5,840,466	5,840,466	1.9	1.5
SEB Investment Funds	–	5,583,170	5,583,170	1.8	1.5
Alecta Mutal Pension Insurance	–	5,514,922	5,514,922	1.8	1.4
Forth Swedish National Pension Fund	–	5,086,940	5,086,940	1.6	1.3
Skandia Life Insurance	139,111	3,668,064	3,807,175	1.2	1.3
First Swedish National Pension Fund	–	3,039,534	3,039,534	1.0	0.8
Ten largest shareholders, total	**8,909,882**	**71,043,208**	**79,953,090**	**25.9**	**40.9**
Other external shareholders	592,393	212,553,586	213,145,979	69.0	55.1
External shareholders, total	**9,502,275**	**283,596,794**	**293,099,069[1]**	**94.9**	**96.0**

1) The number of shares in Electrolux that provide entitlement to distribution as of December 31, 2005. In addition, Electrolux owned 15,821,239 B-shares corresponding to 5.1% of capital as of December 31, 2005. These shares do not provide entitlement to dividend and have no voting rights. The number of repurchased shares could change due to sales and new buy-backs prior to the distribution date, and the total number of shares in Husqvarna, which will be adjusted to correspond to the number of dividend-bearing shares in Electrolux, could therefore deviate from the number shown in the table.

Of the total share capital in Electrolux, a total of about 44% was owned by foreign investors, as of December 31, 2005. Most of these owners are nominee shareholders, which means that owner identity is not obtainable from VPC. Accordingly, the major foreign owners are not shown in the table above.

Shareholding, by size

Shareholding	Number of shareholders	% of shareholders
1–1,000	53,337	87.5
1,001–10,000	6,676	11.0
10,001–20,000	307	0.5
20,001–	536	1.0
Total	**60,856**	**100.0**

Shareholders, by country

Country	%
Sweden	56
US	14
UK	13
Other countries	17

Articles of Association, etc.

Articles of Association

After resolutions on necessary amendments have been made, the below articles of association are intended to be in force after the contemplated dividend of the shares in Husqvarna.

The name of the company

The name of the company is Husqvarna AB. The company is a public company (publ).

The registered office of the Board of Directors

The Board of Directors shall have its registered office in Jönköping.

Business

The object of the company's business is to, directly or indirectly, conduct industrial and commercial business in products for timber-cutting, clearing and garden maintenance, products for processing hard materials, other motor products, as well as to conduct other business activities compatible therewith.

Share capital

The share capital shall be not less than SEK four hundred and ninety-five million (495,000,000) and not more than SEK one billion nine hundred and eighty million (1,980,000,000).

Shares[1]

The number of shares shall be not less than 250,000,000 and not more than 1,000,000,000.

Two kinds of shares may be issued, series A and series B. When voting at a shareholders' meeting, the series A shares will entitle to one vote and series B shares will entitle to one tenth of a vote. Not more than 1,000,000,000 series A shares and not more than 1,000,000,000 series B shares may be issued. Series A shares and series B shares carry equal rights to the company's assets and profits.

Should the company, by way of a cash issue or a set-off issue, resolve on the issue of new series A shares and series B shares, the owners of series A shares and series B shares will have a preferential right to subscribe for new shares of the same kind in relation to the number of shares previously held (primary preferential right). Shares which have not been subscribed for by using the primary preferential right will be offered for subscription to all shareholders (subsidiary preferential right). Should it not be possible to issue all shares subscribed for under the subsidiary preferential right, the shares will be distributed among the subscribers in relation to the number of shares previously owned by them, and should this not be possible, by the drawing of lots.

Should the company, by way of a cash issue or a set-off issue, resolve to only issue shares of one kind, all shareholders, irrespective of the kind of shares held by them, will have a preferential right to subscribe for new shares in relation to the number of shares previously held by them.

Should the company, by way of a cash issue or a set-off issue, resolve to issue warrants or convertibles, the shareholders will have a preferential right to subscribe for the warrants as if the issue regarded the shares that may be newly subscribed for due to the option, or the preferential right to subscribe for convertibles as if the issue regarded the shares that the convertibles may be exchanged to.

What has been stated above will not entail any limitation of the possibility of resolving on a cash issue or a set-off issue deviating from the shareholders' preferential rights.

In the event of an increase of the share capital by a bonus issue, new shares of each kind will be issued in relation to the number of shares of the same kind previously issued. Old shares of a certain kind will then entitle to new shares of the same kind. What has been stated above shall not, following a necessary amendment of the articles of association, entail any limitation of the possibility to issue shares of a new kind through a bonus issue.

Board of Directors

The Board of Directors shall consist of not less than five and not more than ten directors with not more than three deputy directors.

Auditors

One or two registered public accounting firms or two auditors with two deputy auditors shall be elected at the shareholders' meeting.

Notice to the shareholders' meeting

Notice to a shareholders' meeting shall be made by advertisements in the Swedish Official Gazette, Dagens Nyheter and Svenska Dagbladet.

Right to participate in a shareholders meeting

In order to participate in a shareholders' meeting, a shareholder shall notify the company not later than the day stated in the notice before 4 p.m., stating the number of assistants. This day must not be a Sunday, public holiday, Saturday, Midsummer's Eve, Christmas Eve or New Year's Eve, and must not fall earlier than the fifth weekday prior to the meeting.

1) The number of shares in Husqvarna and the allocation between series A shares and series B shares will be resolved by the shareholders' meeting in Husqvarna before the contemplated distribution of the shares in Husqvarna. The number of shares will then correspond to Electrolux number of dividend-bearing shares.

Matters at the Annual General Meeting

The following matters shall be dealt with at the Annual General Meeting:

1. Election of the chairman at the general meeting;
2. Preparation and approval of a voting list;
3. Approval of the agenda;
4. Election of one or two persons to check the minutes;
5. Examination whether the meeting has been properly convened;
6. Presentation of the Annual Report and the Auditors' report and of the Consolidated Accounts and the Auditors' report on the Group;
7. Resolutions in respect of
   a. adoption of the profit and loss statement and the balance sheet and of the consolidated profit and loss statement and the consolidated balance sheet,
   b. appropriation of the company's profit or loss according to the adopted balance sheet,
   c. the directors' and the managing directors' discharge from liability;
8. Determination of the number of directors, deputy directors and the auditors;
9. Determination of the remuneration payable to the Board of Directors and the auditors;
10. Election of directors and of deputy directors and, when appropriate, elections of auditors and deputy auditors;
11. Other matters, to be resolved at the general meeting under the Swedish Companies Act.

Location of shareholders' meeting

The shareholders' meeting shall be held in Jönköping or Stockholm.

Financial year

The calendar year shall be the financial year.

VPC Company

The shares of the company shall be registered in a VPC register under the Financial Instruments Act (Sw. lagen (1998:1479) om kontoföring av finansiella instrument).

Other information

The company's corporate identity number is 556000-5331.
The company's legal form of business entity is governed by the provisions under the Swedish Companies Act (2005:551).
The company is a public limited liability company. The name of the company is Husqvarna AB and its registered office is in Jönköping. The company was registered with the Swedish Companies Registration Office in Sweden on 12 April 1897.

Legal matters and supplementary information

Material agreements

Husqvarna enters into several agreements in its regular course of business. Most important are customer agreements with the large department store groups in the US and Europe, the customers of which, above all Sears, account for the major part of the sales of the group. The terms of these agreements vary, but are normally adapted to the general terms of the department stores, and the agreements are entered into for recurring one-year periods.

Other important agreements in Husqvarna's regular business are the supply agreements. Generally speaking, Husqvarna is not dependent upon any particular supplier. Concerning the components petrol-powered lawn movers and garden tractors as well as chains and blades for chain saws, the purchases are mainly made from one supplier of each line of business, namely Briggs & Stratton and Blount. Husqvarna does not normally enter into long-term agreements with its suppliers.

Two credit facilities of SEK 8 billion and SEK 3 billion, further specified under "Equity, indebtedness and other financial information" on p. 43, are among the most important agreements.

The relation between Electrolux and Husqvarna

The proposed distribution of Husqvarna entails that the operations of the Electrolux Group are divided. The fundamental basis for the division and the various agreements entered into between Electrolux and Husqvarna in connection with the separation is that Husqvarna is responsible for the Outdoor business and Electrolux is responsible for Electrolux other operations, the Indoor business.

The Outdoor Business has previously been conducted as an operationally independent but legally integrated part of the Electrolux Group. In order to govern the creation of the Outdoor Business as a separate legal entity, as well as govern the relationship in certain aspects between the Indoor and Outdoor businesses after the separation, Electrolux and Husqvarna and some of their respective subsidiaries have entered into a Master Separation Agreement (the Master Separation Agreement) and several ancillary agreements to this agreement. The implementation of the separation process may, facing the contemplated distribution, result in certain minor amendments of the terms of the agreement as described below.

The Master Separation Agreement

The Master Separation Agreement between Electrolux and Husqvarna generally provides, inter alia, for (i) the transfers between the Indoor Business and the Outdoor Business of certain legal entities, (ii) the transfers or divisions of assets and liabilities, mainly referable to the Outdoor- and the Indoor Businesses respectively, (iii) the transfer of certain employees, (iv) the division of, or joint access during a transition period to, certain essential joint assets, (v) lease and sub-lease of certain real property, and (vi) termination of agreements between the Electrolux and the Husqvarna groups, not part of the ordinary course of business or related to the separation.

The Master Separation Agreement provides that Electrolux shall, in general, indemnify Husqvarna and its subsidiaries for liabilities related to the Indoor Business. Likewise, Husqvarna shall, in general, indemnify Electrolux and its subsidiaries for liabilities related to the Outdoor Business. Electrolux shall further indemnify Husqvarna and its subsidiaries for liabilities relating to violations of such securities market and stock market provisions that refer to the Electrolux group and to circumstances prior to the day of separation. Husqvarna shall also indemnify Electrolux and its subsidiaries for liabilities relating to violations of such securities market and stock market provisions that relate to the Husqvarna Group and circumstances after the day of separation, and for liabilities that relate to Husqvarna and its business up to Electrolux acquisition of Husqvarna in 1978. The Master Separation Agreement is governed by Swedish law.

Service agreements

Electrolux and Husqvarna, as well as some of their subsidiaries, have entered into a number of service agreements constituting ancillary agreements to the Master Separation Agreement. The agreements govern the provision of various services between the companies during a transitional period, among other things IT-services, travel administration, logistics, stock-keeping and certain other administrative services. No agreements whereby the groups share the businesses' executive functions have been entered into. Payment under each service agreement has been assessed to correspond to the market price.

Intellectual property rights

Intellectual property rights have been divided between the Electrolux Group and the Husqvarna Group under a specific agreement. The agreement governs, among other things, the transfer of intellectual property rights belonging to the Outdoor Business and the Indoor Business respectively, as well as joint use of those rights used in the respective businesses.

In addition, Electrolux and Husqvarna have entered into a license agreement on the use of the trademark Husqvarna. Under this agreement, Husqvarna has granted an exclusive right for Electrolux to use the trademark for white goods and certain other products in Europe and certain other countries. Electrolux right of use applies as long as the Husqvarna trademark is registered in the line of business to which the licence agreement relates.

Tax Sharing and Indemnity Agreement

As an ancillary agreement to the Master Separation Agreement between Electrolux and Husqvarna, the parties have entered into a Tax Sharing and Indemnity Agreement. Under this Tax Sharing and Indemnity Agreement the parties (i) allocate liability for certain taxes; (ii) undertake to hold the other party harmless and to indemnify such other party from any adverse tax effects after the Spin-off date caused by the acts or omissions of the indemnifying party; and (iii) undertake to cooperate with each other in resolving issues relating to taxable years ending before or including the date or dates of the restructuring closings. The main principle in the agreement for sharing of tax costs or tax credits between the Indoor group and the Outdoor group is that each party is responsible for its own part of taxes paid or received (for time before, during or after the Spin-off).

The final "Lex Asea" distribution of Husqvarna shares to Electrolux shareholders will be preceded by a global reorganization of the group. With respect to US restructuring transactions (mainly group internal asset transfers and share distributions), Electrolux has applied for and received a private letter ruling from the IRS, and will also receive an opinion of Squire Sanders & Dempsey L.L.P., to the combined effect that, for US federal income tax purposes, the preceding restructuring transactions will be tax-free to the Electrolux US group, the distribution of the US Outdoor companies will be tax-free to Electrolux and the distribution of Husqvarna stock will generally qualify as a tax-free distribution (under Sections 355 and 368 of the Code). The private letter ruling will apply only if the distribution of Husqvarna shares is completed by June 27, 2006, at the latest. The distribution of Husqvarna shares will accordingly generally be tax-free to Electrolux and its US shareholders. In effect, the tax treatment confirmed by the IRS private letter ruling means a tax saving for the Electrolux US group of approximately 500 MUSD.

The Tax Sharing and Indemnity Agreement includes a section where Husqvarna and two of its US subsidiaries covenant, represent and warrant to Electrolux and each member of the Indoor Group not to undertake certain actions or transactions that may jeopardize the tax-free treatment of the Spin-off and the individual transactions that comprise it. In the event that any member of the Electrolux Group recognizes gain or other income as a result of the Spin-off being taxable because of the breach of a covenant, representation or warranty in the agreement by a member of the Husqvarna group or because of an acquisition of shares or assets of Husqvarna (or its US subsidiaries) that is described in Section 355 (e) of the Code or that is inconsistent with the treatment of the Spin-off as tax-free under the Code, Husqvarna and two of its US subsidiaries shall jointly and severally indemnify Electrolux (and each member of the Electrolux group) against and hold them harmless from any and all taxes that result from the Spin-off becoming wholly or partially taxable. The indemnity applies also if Husqvarna's shareholders take certain actions that are inconsistent with the tax-free treatment of the Spin-off and the various transactions that precede the Spin-off. In cases where Electrolux and its subsidiaries (after the Spin-off) will be charged with additional taxes as a result of actions by Electrolux, its subsidiaries (after the Spin-off) or by Electrolux shareholders (acting in that capacity) resulting in a violation of the conditions of the IRS private letter ruling, Electrolux will be solely responsible for such taxes. Actions or transactions that may jeopardize the tax-free treatment of the Spin-off mainly focus on a transaction or a series of transactions or events that may cause the Spin-off to be treated under section 355(e) of the Code as part of a plan pursuant to which one or more persons acquire, directly or indirectly, shares of Husqvarna (or its US subsidiaries) representing a "50-percent or greater interest" therein within the meaning of Section 355 (d)(4) of the Code. Also transactions that may cause the Spin-off to be seen as a "device" for distributing of earnings and profits may jeopardize the tax-free treatment of the Spin-off. See "Risks involved with holding Husqvarna shares and the separation from Electrolux – Tax risks" on p. 12–13 for further information on the IRS private letter ruling and the Tax Sharing and Indemnity Agreement.

Insurance

As part of the distribution of historical and future risks between Husqvarna and Electrolux, the companies have drafted a separation agreement with regard to insurance. The agreement also governs the main features of Husqvarna's insurance cover after the separation.

The agreement regulates Husqvarna's and Electrolux undertakings to maintain a certain type and level of insurance cover as concerns insurance against liability claims that may be lodged with one of the parties to the agreement but, in whole or in part, be related to the other party's business activities. As regards liability claims concerning events that occurred before the separation, Electrolux insurance cover will include Husqvarna also in the future. However, the separation agreement stipulates that all risks related to the Outdoor activities which Electrolux wholly-owned captives have not reinsured externally under the present insurance structure, are to be reinsured by Husqvarna's newly established captives.

The above undertakings together with the parties' undertakings to, under certain circumstances, indemnify the other party under the Master Separation Agreement (as described above), create a structure under which Husqvarna is responsible and maintains insurance cover for all, historical and future, Outdoor activities while Electrolux, correspondingly, is responsible and maintains insurance cover for all, historical and future, Indoor activities.

Insurance

Before the contemplated dividend distribution, Husqvarna intends to have taken out insurance covering, among other things, property damage and business interruption insurance, insurance against third party risks and product liability, crime against property insurance, liability insurance for the President and the Board of Directors, transport insurance, business travel insurance and credit insurance. Some of these insurance policies will, fully or in part, be taken out in captives.

In addition, Husqvarna's captives reinsure some historical risks related to the Outdoor business. Provisions for the various insurance obligations are made in accordance with the regulations governing insurance companies' operations, and are calculated by an actuary.

Litigation and other liability issues

Husqvarna is involved in different disputes arising from time to time in its ordinary course of business. Such disputes can prove to be costly and time-consuming and disrupt the ordinary business. The outcome of complicated disputes is also difficult to foresee, and it cannot be ruled out that a disadvantageous outcome of a dispute may result in a material adverse effect on Husqvarna's earnings and financial situation. Husqvarna is continuously evaluating pending disputes, but is currently unable to express an opinion as to the size of the damage a negative outcome of these disputes may result in. However, based on circumstances currently known, Husqvarna estimates that none of the disputes that Husqvarna presently is involved in or that have been settled recently have had, or may have, a material effect on Husqvarna's financial situation or profitability. Husqvarna makes provisions for the disputes in which the group is currently involved in accordance with applicable rules. If a dispute is considered to be covered by insurance issued by one of Husqvarna's captives, the provision is made on actuarial grounds. The aggregate provisions for all of the disputes and other claims in which Husqvarna is involved or which have been directed at Husqvarna, did not exceed SEK 150 million as per 31 December 2005. Below follows a summary of major ongoing cases.

The gas explosion in Husqvarna Belgium S.A.'s factory in Ghislenghien, Belgium

On July 30, 2004, a gas explosion occurred in Husqvarna Belgium S.A.'s factory area in Ghislenghien, Belgium. 24 people lost their lives, of which 7 were employees, and more than 100 people were injured. The damage on tangible assets was substantial.

The accident was caused by the bursting of an industrial gas pipe which ran below the surface of the factory area. Exactly what caused the bursting of the gas pipe and the responsibility therefore has not yet been determined. At the time of the explosion construction work was being performed at the site.

Belgian authorities have started a criminal investigation in relation to the explosion. Husqvarna Belgium has been notified that it, among others, is under suspicion of having contributed in causing the accident. At least six other companies, authorities and persons such as the operator of the gas pipe in question, the architect hired for the construction work on the site and sub-contractors engaged for the work have also received notifications as a result of the criminal investigation. It is not clear when the authorities' decisions about possible prosecutions against the parties who may be deemed responsible can be expected. It may take several years before the responsibility for the accident has been finally determined.

Several parties have raised claims for damages, which are linked to the criminal proceedings, against, among others, Husqvarna Belgium. Only after the criminal proceedings are finalised will these claims be subject to litigation and the claims will probably primarily be raised against those who are found to be liable by the court. Husqvarna Belgium has denied all responsibility and has itself also raised claims for damages against other parties involved.

A number of smaller claims for damages have also been raised against Husqvarna Belgium and others. These claims are not linked to the criminal proceedings and have been raised, inter alia, by the operator of the gas pipe in question, sub-contractors who were working on the site and the insurers of companies conducting their business on adjacent premises. Husqvarna Belgium has also rejected these demands.

Further claims against Husqvarna Belgium cannot be ruled out nor can it be ruled out that Husqvarna Belgium will be found liable in any of the ongoing disputes. However, based on the known facts and the substance of the claims, Husqvarna estimates that any loss that does arise for Husqvarna Belgium from the accident will largely be covered by applicable insurance policies, including insurance policies from Husqvarna's captives.

Alleged inaccurate specification of engine capacity in lawn mowers

In June 2004, eight individuals filed a lawsuit in Illinois, USA, alleging that the engine capacity in the lawn mowers purchased did not correspond with the engine capacity specified. The lawsuit involves four lawn mower engine manufacturers, one retailer and four lawn mower manufacturers, including Electrolux Home Products, Inc. (EHP). As part of the transactions whereby the Outdoor business is transferred to a separate legal entity, Husqvarna Outdoor Products Inc. has undertaken to handle these lawsuits and be liable for all costs incurred by EHP. The plaintiffs seek certification of a class of all the people in the US who from January 1, 1995 through the present purchased a lawn mower containing a two stroke or four stroke gas combustible engine with up to 20 horsepower that was manufactured or sold by the defendants. The plaintiffs seek an injunction against continued sales with the alleged inaccurate specification of engine capacity, compensatory and punitive damages and litigation costs. No answers have been filed in the case, and there has been no formal discovery. A number of procedural motions have been filed by the defendants, but have not yet been decided. On April 20, 2005, the court issued a stay of proceedings to permit the parties to engage in settlement discussions. An attempt to settle the matter in October 2005 was unsuccessful.

Silicosis

Disputes and claims related to silicosis are pending in the US against companies in the Construction industry field. Plaintiffs allege, among other things, that Husqvarna failed to provide adequate warnings to users of concrete cutting saws by failing to adequately warn users to wear respiratory protection. Most of the cases involve multiple plaintiffs who have made identical allegations against several other defendants who are not part of the Husqvarna Group, such as manufacturers of respiratory protective devices and other manufacturers of concrete cutting saws and blades.

Currently, there are a small number of cases involving approximately 1,000 plaintiffs. Several cases have recently been dismissed where the plaintiffs either have been unable to show a medical condition to support their claims on Husqvarna or have not indicated that they have used a product manufactured by Husqvarna.

Product liability – especially regarding injuries involving contact with blades in riders operated in reverse

Husqvarna is in its day to day business the subject of claims and disputes involving product liability inter alia in the US. Sometimes the US disputes involve punitive damages in addition to damages for material damage or personal injury. Husqvarna is insured against some product liability losses, for example through insurance by Husqvarna's captives. A number of cases involving product liability are pending where claims have been directed against EHP and where, as a link in the transactions whereby the Outdoor business are transferred to a separate legal entity, Husqvarna Outdoor Products Inc. has undertaken to handle the disputes and to pay the costs incurred as a result. Among these lawsuits there are disputes where plaintiffs cite serious injuries sustained on children as a result of contact with the blades of a lawn tractor operated in reverse (in some case with a fatal outcome). The circumstances differ from case to case but all plaintiffs argue that lawn tractors should not be able to travel in reverse with the mower deck engaged.

In early October 2004, EHP began selling lawn tractors with a system that enables the operator to choose between various modes, allowing the lawn mower to operate in reverse or limiting its ability to operate in reverse. A recently enacted standard of the American National Safety Institute acknowledges that lawn tractors may be constructed in a manner that allows operators to mow in reverse with the mower deck engaged. However, there can be no guarantees that there will not be any additional claims directed against Husqvarna in the future based on similar circumstances.

Whitesell

In December 2000, EHP entered into an exclusive eight-year supply agreement with Whitesell Corporation regarding fastening devices and certain other products. The agreement regulates, together with two settlement agreements between the parties, supplies to EHP's Indoor as well as Outdoor business.

In October 2005, Whitesell filed a lawsuit against EHP in Augusta, USA. Whitesell's complaint contains various claims for alleged breach of the above agreements and Whitesell seeks an unspecified amount in monetary damages. Whitesell alleges, among other things, that EHP is in breach of the parties' agreements by not purchasing certain goods from Whitesell and by refusing to pay certain price increases on goods delivered by Whitesell. EHP has contested this and has also made certain counterclaims against Whitesell.

As part of the transactions by which the Outdoor business is transferred to a separate legal entity, EHP's Outdoor business is transferred to Husqvarna. Husqvarna has accepted liability in EHP's place for the agreements above and to pay all costs incurred in the dispute against Whitesell to the extent these are related to the Outdoor business.

Costs

Costs related to the distribution of shares and the listing of Husqvarna are estimated at SEK 100 million.

Documents on display

The following documents will be kept available at AB Electrolux, C-J, SE-104 45 Stockholm, Sweden, and on the group's website: www.electrolux.com and will be delivered to shareholders requesting to receive them stating their addresses, as from 6 April 2006 as regards the documents under a)-b) and in ample time prior to the separation as regards the document under c).

(a) The articles of association of Husqvarna.
(b) Husqvarna's Annual Report and Audit Report for the financial years 2003, 2004 and 2005.
(c) Opinion from Squire, Sanders & Dempsey L.L.P. that the contemplated restructuring measures and the final distribution of Husqvarna shares are exempt from tax in the US.

Tax issues
Swedish tax considerations

Below follows a summary of certain Swedish tax provisions that apply in conjunction with Electrolux distribution of shares in Husqvarna for shareholders who are resident in Sweden for tax purposes, unless otherwise stated. The summary is based on prevailing legislation and is intended as general information only. The summary below does not cover situations where the shares in Electrolux or Husqvarna are held for business purposes or as current assets in business operations or by a partnership. Special rules apply for certain categories of tax payers. The tax implications for each shareholder depend in part on the shareholder's specific circumstances. Each shareholder should therefore consult a tax advisor as to the tax consequences relating to his or her particular circumstances, including the applicability and effect of foreign rules and tax treaties.

The distribution of shares in Husqvarna is intended to be made under the Lex ASEA-provisions and will thus not result in any immediate tax consequences. The tax basis of the shares in Electrolux giving entitlement to the dividend shall be allocated between these shares and the Husqvarna shares received.

Distribution of shares in Husqvarna

At the request of Electrolux, the Swedish Tax Agency has confirmed that the distribution of shares in Husqvarna is exempt from Swedish taxation under the "Lex ASEA-provisions". The tax basis of the shares in Electrolux giving entitlement to the dividend shall therefore be allocated between these shares and the Husqvarna shares received. The allocation of the tax basis is made on the basis of the change in value of the shares in Electrolux due to the distribution of the shares in Husqvarna. Electrolux will request guidelines from the Swedish Tax Agency on the allocation of the tax basis. Information regarding the guidelines will be published as soon as possible at the web pages of Electrolux, Husqvarna and the Swedish Tax Agency.

Disposal of shares in Husqvarna

Capital gains taxation arises upon the disposal of shares in Husqvarna. The capital gain or capital loss on quoted shares is computed as the difference between the sales proceeds, after deduction for sales costs, and the tax basis. The tax basis of the shares in Husqvarna received through the distribution is to be determined on the basis of the guidelines that the Swedish Tax Agency will render. When the capital gain or the capital loss is computed, the tax basis of all shares of the same class and type in Husqvarna are added together and computed collectively under the "average method". Since the series A and series B shares in Husqvarna will be listed, the tax basis may alternatively be determined to be 20% of the net sales revenue under the "standard rule".

For individuals, a capital gain is normally taxed in the capital income category at a rate of 30%. A capital loss on quoted shares may be fully offset against taxable capital gains on shares and other listed securities that are taxed as shares, except for shares in Swedish mutual funds containing only receivables denominated in the Swedish currency (interest funds), realized in the same year as the loss[1]. A capital loss in excess of such gain will be deductible from other income from capital at 70%. Should a deficit arise in the capital income category in a given year, such deficit may reduce the tax on income from employment and business operations as well as real estate tax. The tax reduction is granted at 30% of a deficit that does not exceed SEK 100,000 and at 21% for any remaining part. Deficits may not be carried forward.

Capital gains on shares that are not held for business purposes are taxed as income from business operations at a rate of 28% for corporations and other legal entities. Capital losses on such shares may be offset against taxable capital gains on shares and other securities that are taxed as shares. Capital losses which have not been utilized within a certain year may be carried forward and be offset against eligible capital gains in future years without limitation in time.

Dividends from Husqvarna

Dividends from Husqvarna are taxed in the capital income category for individuals at 30% and as income from business operations at a rate of 28% for corporations and other legal entities. For individuals resident in Sweden a preliminary tax of 30% is withheld. The preliminary tax is generally withheld by VPC or, for nominee-registered shares, by the nominee.

Net wealth tax

Shares listed on the O-list of the Stockholm Stock Exchange are normally exempt from net wealth taxation. OMX (the owner of the Stockholm Stock Exchange) intends to introduce a pan-Nordic stock exchange list for its Nordic stock exchanges, the OMX-list, which will replace the A-list and the O-list on the Stockholm Stock Exchange. In accordance with information published by OMX, the

1) According to a change in law that entered into force on January 1, 2006, it appears that a capital loss on quoted shares can be offset against capital gains also on unlisted securities that are taxed as shares (such as subscription rights or convertible debentures). This amendment seems unintentional and it is uncertain whether it will remain.

new structure is not expected to entail any tax consequences. Shares that previously have been listed on the O-list are expected to continue to be exempted from net wealth tax. According to OMX, an application for an advance tax ruling has been filed to confirm whether this view is correct.

Shareholders not resident in Sweden

For shareholders who are not fiscally resident in Sweden and who receive dividends from Swedish corporations, Swedish withholding tax is generally payable. However, the distribution of shares in Husqvarna is exempt from Swedish withholding tax under the "Lex ASEA-provisions". The distribution may, however, entail tax consequences in the shareholder's country of residence.

Swedish withholding tax will normally be payable on dividends paid by Husqvarna to shareholders not fiscally resident in Sweden. The statutory tax rate is 30%. This rate is normally reduced by tax treaties for the avoidance of double taxation that Sweden has concluded with other countries. The withholding tax is normally withheld by VPC or, for nominee-registered shares, by the nominee.

Shareholders who are not fiscally resident in Sweden and are not carrying on business operations from a fixed place or a permanent establishment in Sweden are generally exempt from capital gains taxation in Sweden on the disposal of shares. However, shareholders may be liable for tax in their country of residence. If a shareholder, being an individual, has been resident or lived permanently in Sweden at any time during the year of the sale or the ten calendar years immediately preceding the year of the sale of Swedish shares, Sweden has the right under domestic rules to tax such holder. This right to tax is, however, limited by several tax treaties that Sweden has concluded with other countries.

Certain US federal income tax consequences

The following discussion describes the material US federal income tax consequences of the distribution of Husqvarna shares to shareholders of Electrolux in the transaction contemplated by this prospectus. This discussion is based on the Code, the Treasury Regulations promulgated thereunder, judicial opinions, published positions of the IRS, and all other applicable authorities as of the date of this Prospectus, all of which are subject to change, possibly with retroactive effects.

The following discussion applies only to a holder of Electrolux common shares who holds those shares as capital assets within the meaning of the Code (generally, for investment purposes) and is for US federal income tax purposes (1) a citizen or resident of the US, (2) a corporation or other entity taxable as a corporation organized under the laws of the US or any political subdivision thereof (including the states and the District of Columbia), (3) a trust, if a court within the US is able to exercise primary jurisdiction over its administration and one or more US persons have authority to control all substantial decisions of the trust, or the trust has made a valid election under the applicable Treasury Regulations to be treated as a US person or (4) an estate that is subject to US federal income tax regardless of its source. This discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. We urge you to consult your own tax advisor as to the specific tax consequences of the distribution, including the applicable federal, state, local and foreign tax consequences to you of the distribution.

Electrolux received a private letter ruling from the IRS, and will receive an opinion of Squire Sanders & Dempsey L.L.P., to the combined effect that, for US federal income tax purposes, the distribution of Husqvarna shares will generally qualify as a tax-free distribution under Sections 355 and 368 of the Code and the distribution of Husqvarna shares will also generally be tax-free to Electrolux and its shareholders and that private letter ruling also include other assurances as to tax matters relating to the separation that the Electrolux Board of Directors deems appropriate. Electrolux received the IRS ruling dated June 27, 2005. It addresses certain issues relevant to the qualification of the distribution of Husqvarna shares as a tax-free distribution under Sections 355 and 368 of the Code, except with respect to any "excess loss account" or "intercompany transaction" required to be taken into account by Electrolux under the Treasury regulations relating to consolidated returns.

Principal US Federal Income Tax Consequences to Shareholders of Electrolux

Based on the IRS ruling and the opinion that Electrolux will receive from Squire Sanders & Dempsey L.L.P., for US federal income tax purposes:

- no gain or loss will be recognized by, and no amount will be includible in the income of, a holder of Electrolux shares solely as a result of the receipt of Husqvarna shares in the distribution;
- the holding period for the Husqvarna shares received in the spin off will include the period during which the Electrolux shares with respect to which such shares was received was held;
- and the aggregate basis of the Electrolux and Husqvarna shares in the hands of each Electrolux shareholder after the distribution will, in each instance, be the same as the aggregate basis of the Electrolux shares held by such shareholder immediately before the distribution, allocated in proportion to the fair market value of each.

Certain UK tax considerations

What follows is intended as a general guide to certain aspects of current UK law and practice as presently applied to the distribution and listing of shares in Husqvarna to shareholders who are resident for tax purposes in the UK. The comments may not apply to certain categories of UK resident shareholders (such as dealers in securities).

Distribution of shares in Husqvarna

The distribution of shares in Husqvarna to Electrolux shareholders takes place, under Swedish company law, via a dividend distribution and does not involve any partial liquidation or return of capital by Electrolux. Electrolux shareholders who are resident for tax purposes in the UK and who receive a distribution of shares in Husqvarna should therefore be treated as receiving income equal to the value of the shares in Husqvarna received. Such income will generally constitute income from foreign possessions assess-able under Case V of Schedule D and shareholders may have a liability to income tax or (as the case may be) to corporation tax, depending on their own particular circumstances.

The distribution of shares in Husqvarna should constitute income in the hands of UK shareholders, the base cost (for the purposes of taxation of capital gains) of shareholder's holding in Electrolux should not require to be adjusted in consequence of the distribution of shares in Husqvarna.

As described under "Swedish tax considerations – Shareholders not resident in Sweden", the distribution of shares in Husqvarna is exempt from Swedish withholding tax.

Disposal of shares in Husqvarna

Shareholders resident in the UK who, having received Husqvarna shares by way of distribution, subsequently sell or otherwise dispose of those shares may, depending on their particular circumstances, incur a liability to UK taxation of capital gains. For these purposes, a UK shareholder's acquisition cost should be equal to the amount taxed as income on receipt of the Husqvarna shares.

UK shareholders who are in any doubt about their position should consult their professional advisor without delay.

Dividends from Husqvarna

Dividends payable in the future to UK resident shareholders in respect of their new holding of Husqvarna shares will likewise generally constitute income from foreign possessions. Under the terms of the Double Taxation Convention presently in force between Sweden and UK, Swedish tax may be withheld from dividends payable by a Swedish company to certain classes of UK resident shareholders but so long as the UK shareholders is the beneficial owner of the dividend and provided the shareholding is not effectively connected with a permanent establishment in Sweden, the Swedish tax will not exceed 5% of the dividend. Such tax withheld in Sweden will generally be available as a credit to set against the shareholder's liability to UK tax in respect of dividend.

We urge you to consult your own tax advisor as to the specific tax consequences of the distribution.

Financial statements for Husqvarna AB

The legal financial statements for Husqvarna AB, which are included to meet current prospectus regulations, do not reflect the new Husqvarna Group's structure and do therefore not properly describe the historical financial development of the new Husqvarna Group.

Refer to section Pro forma accounting, where pro forma financials have been compiled in order to illustrate how the Husqvarna Group, which is currently being formed, would have looked like 2005.

Below follows the financial statements of the parent company Husqvarna for the years 2003, 2004 and 2005. The section includes income statements, balance sheets, cash flow statements, notes and comments, including accounting principles.

Income statement

SEKm	Note	2005	2004	2003
Net sales	Note 5	6,848	5,698	5,465
Cost of goods of sold		–4,573	–3,921	–3,834
Gross operating income		**2,275**	**1,777**	**1,631**
Selling expenses		–768	–629	–523
Administrative expenses		–130	–97	–68
Other operating income	Note 6	7		
Other operating expenses	Note 7	–	–1	–3
Operating income		**1,384**	**1,050**	**1,037**
Financial income	Note 9	46	57	46
Financial expenses	Note 9	–182	–37	–21
Income after financial items		**1,248**	**1,071**	**1,062**
Appropriations	Note 18	20	25	–43
Income before taxes		**1,268**	**1,096**	**1,019**
Taxes	Note 10	–353	–307	–280
INCOME FOR THE PERIOD		**915**	**789**	**739**

Balance sheet

SEKm	Note	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
ASSETS				
Fixed assets				
Intangible assets	Note 11	246.0	259.3	241.7
Tangible asets	Note 12	516.3	539.0	532.0
Financial assets	Note 13	135.3	3.4	3.4
Total fixed assets		**897.7**	**801.6**	**777.1**
Current assets				
Inventories, etc.	Note 14	949.1	814.5	863.1
Receivables from Group companies		760.1	976.3	1,245.0
Accounts receivables	Note 15	292.9	195.8	274.0
Deferred tax assets	Note 10	15.1	4.4	6.2
Tax-refund claim		3.7	0.0	0.0
Derivative instruments	Note 16	66.2	0.0	0.0
Other receivables		53.5	38.2	33.7
Prepaid expenses and accrued income		11.3	9.3	5.4
		2,151.9	2,038.5	2,427.3
Liquid funds				
Short-term investments		693.5	1,297.7	1,073.1
Cash and cash equivalents		0.1	0.3	0.6
		693.6	1,298.0	1,073.7
Total current assets		**2,845.5**	**3,336.5**	**3,501.0**
TOTAL ASSETS		**3,743.2**	**4,138.1**	**4,278.1**
Assets pledged		–	–	–
EQUITY AND LIABILITIES				
Equity				
Share capital	Note 17	495.0	495.0	495.0
Statutory reserve		116.2	116.2	116.2
Revaluation reserve		4.3	4.8	4.8
Retained earnings		–894.3	–758.0	–723.3
Income for the period		915.3	788.9	738.9
Total equity		**636.5**	**646.8**	**631.5**
Untaxed reserves	Note 18	**403.8**	**424.3**	**449.0**
Provisions				
Provisions for pensions and similar commitments	Note 19	20.4	16.0	15.3
Other provisions	Note 20	46.1	41.3	52.8
Total provisions		**66.4**	**57.2**	**68.1**
Interest-bearing liabilties				
Payable to Group companies		0.0	688.5	689.5
Short-term loans		0.0	0.0	0.2
Total interest-bearing liabilities		**0.0**	**688.6**	**689.7**
Operating liabilities				
Payable to Group companies		1,723.8	1,628.2	1,844.9
Accounts payable		513.5	445.9	354.4
Other liabilities		39.7	40.9	46.8
Derivative instruments		121.5	0.0	0.0
Accrued expenses and prepaid income	Note 21	237.9	206.3	193.8
Total operating liabilities		**2,636.5**	**2,321.3**	**2,439.9**
TOTAL EQUITY AND LIABILITIES		**3,743.2**	**4,138.1**	**4,278.1**
Contingent liabilities	Note 22	5.9	8.7	8.5

Cash flow statement

SEKm	2005	2004	2003
Operations			
Income after financial items	1,248.1	1,070.8	1,062.0
Depreciation according to plan charged against above	210.8	172.7	167.9
Adjustment for items not included in Cash flow[1]	147.0	–	–
Capital gain/loss included in operating income	–7.2	1.3	2.5
	1,598.7	1,244.8	1,232.4
Taxes paid	–3.8	–4.0	–4.0
Cash flow from operations, excluding change in operating assets and liabilities	1,594.9	1,240.8	1,228.4
Change in operating assets and liabilities			
Change in inventories	–134.6	48.6	–29.3
Change in accounts receivable	–97.1	78.2	–58.1
Change in current intra-Group balances	216.2	268.6	–215.9
Change in other current assets	–21.2	–8.4	54.8
Change in current liabilities and provisions	–94.9	–195.8	218.5
Cash flow from operations	**1,463.2**	**1,432.0**	**1,198.5**
Investments			
Change in shares and participations	–131.4	0.0	0.0
Machinery, buildings, land, construction in progress, etc.	–110.8	–139.0	–188.6
Intangible assets	–57.0	–59.5	–60.4
Cash flow from investments	**–299.1**	**–198.5**	**–248.9**
Total cash flow from operations and investments	**1,164.1**	**1,233.5**	**949.5**
Financing			
Change in short-term loans	–688.5	–1.1	0.0
Change in long-term loans	0.0	0.0	0.0
Change in long-term receivables	0.0	0.0	0.0
Group contribution paid	–1,080.0	–1,008.1	–993.0
Cash flow from financing	**–1,768.5**	**–1,009.2**	**–992.9**
Total cash flow	–604.4	224.3	–43.4
Liquid funds at beginning of year	1,297.9	1,073.7	1,117.1
Liquid funds at year-end	**693.5**	**1,297.9**	**1,073.7**
Change in net borrowings			
Total cash flow, excluding change in loans	84.1	225.4	–43.4
Net borrowings at beginning of year	609.4	384.0	427.4
Net borrowings at year-end	**693.5**	**609.4**	**384.0**

1) Adjustmet for unrealized result for derivate instruments at market value.

Change in equity

SEKm	Share capital	Restricted reserves	Retained earnings	Total
Closing balance, Dec. 31, 2003	**495.0**	**120.9**	**15.5**	**631.5**
Group contribution			–1,074.3	–1,074.3
Tax effect on Group contribution			300.8	300.8
Net result			788.9	788.9
Closing balance, Dec. 31, 2004	**495.0**	**120.9**	**30.9**	**646.8**
Restatement IAS 39			80.8	80.8
Restated opening balance, Jan. 1, 2005	**495.0**	**120.9**	**111.7**	**727.6**
Adjustment between free and restricted reserves		–0.5	0.5	0.0
Group contribution			–1,398.6	–1,398.6
Tax effect on Group contribution			391.6	391.6
Conditional shareholders' contribution			0.6	0.6
Net result			915.3	915.3
Closing balance, Dec. 31, 2005	**495.0**	**120.5**	**21.0**	**636.5**

Notes and comments

(Amounts in SEKm, unless otherwise stated)

Contents

Note 1 Accounting and valuation principles

Basis of preparation

The Company applies the Swedish Financial Accounting Standards Council's standard RR 32 "Accounting for Legal Entities" as from January 1, 2005. The accounting for 2004 and 2003 have been restated accordingly. The standard follows International Financial Reporting Standards (IFRS) with exception for when Swedish law prohibits the preparation of accounts according to IFRS or where there are other strong reasons for deviations. A description of the impact on the Company's financial statement is stated in Note 2.

The Company is the Parent Company in a Group with subsidiaries listed in note 25. The Company does not prepare consolidated financial statements in accordance with the Swedish Annual Accounts Act 7:2.

The Company is fully owned by AB Electrolux, corporate identity number 556009-4178, with a registered office in Stockholm.

Subsidiaries and associated companies

Investments in subsidiaries and associated companies have been reported at historical cost according to the Swedish Annual Accounts Act.

Related party transactions

All transactions with related parties are carried out on an arm's-length basis.

General accounting and valuation principles

Revenue recognition

Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns and trade discounts. Revenues arise almost exclusively from sales of finished products. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Company retains neither a continuing right to dispose of the goods, nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery.

Government grants

Financial grants from the government, public authorities, and similar national bodies are recognized when there is a reasonable assurance that the company will comply with the conditions attaching to them, and that the grants will be received. Grants related to assets are included in the balance sheet as Prepaid income and recognized as income over the useful life of the assets. Government grants that relate to expenses are recognized in the income statement as a deduction of the related expense. In 2005, these grants amounted to SEK 1.4m (1.2).

Other operating income and expenses

These items include profits and losses arising from the sale of fixed assets. See Notes 6 and 7.

Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred. Borrowing costs in connection with investments in tangible fixed assets are not recognised in the balance sheet.

Taxes

Taxes include current and deferred taxes applying the liability method. Taxes incurred by the Company are affected by appropriations and other taxable (or tax-related) transactions. A comparison of the theoretical and actual tax rate and other disclosures are provided in Note 10.

Monetary assets and liabilities in foreign currency

Monetary assets and liabilities denominated in foreign currency are valued at year-end exchange rates and the exchange-rate differences are included in the income statement.

Intangible fixed assets

Trademark

Trademarks are amortized over the estimated useful life. The Company has a trademark that is amortized over ten years which corresponds to the time the Company is entitled to royalty.

Note 1 cont.

Product development expenses

The Company capitalizes certain development expenses for new products provided that the level of certainty of their future economic benefits is high. Capitalized development costs are amortized over 3 to 5 years.

Computer software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized during 3 years.

Tangible fixed assets

Tangible fixed assets are stated at historical cost less straight-line accumulated depreciation, adjusted for any impairment charges. Land is not depreciated as it is considered to have an endless useful period, but otherwise depreciation is based on the following estimated useful lives:

Buildings and land improvements	20–33 years
Machinery and technical installations	3–10 years
Other equipment	3–10 years

In addition to this the Company reports fiscal depreciation, permitted by Swedish tax law, as Appropriations in the income statement. In the balance sheet, these are included in Untaxed reserves. See Note 18.

Impairment of long-lived assets

At each balance sheet date, the Company assesses whether there is any indication that any of the company's fixed assets, including investments in subsidiaries, are impaired. If any such indication exists, the company estimates the recoverable amount of the asset. An impairment loss is recognized by the amount of which the carrying amount of an asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use.

Classification of financial assets

The Company has financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired.

Leasing

Leases, where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. The Company owns its production facilities. The Company rents some office premises under leasing agreements and has also leasing contracts for company cars, forklifts and certain office equipment. All leasing agreements are operational leases and the costs are recognized directly in the income statement in the corresponding period.

Inventories

Inventories are valued at the lower of acquisition cost and market value. Acquisition cost is computed according to the weighted average method. Appropriate provisions have been made for obsolescence.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

Liquid funds

Cash and cash equivalents consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

Since Husqvarna AB is a part of AB Electrolux cashpool arrangement, all bank account balances that Husqvarna accumulates are converted into an intercompany balance with AB Electrolux. This balance is reported as short-term investments on the balance sheet.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions for warranty are recognized at the date of sale of the products covered by the warranty and are calculated based on historical data for similar products.

Pensions

Pensions are classified as either defined contribution or defined benefit plans.

Under a defined contribution plan, the company pays fixed contributions into a separate entity and will have no legal obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. Contributions are expensed as paid.

Under defined benefit pension plans, the company enters into a commitment to provide pension benefits based upon final or career average salary, employment period or other factors that are not known until the time of retirement.

Defined benefit liabilities are calculated based upon officially provided assumptions. The benefits are secured by contributions to a separate fund or recorded as a liability in the balance sheet. Pensions are accounted for according to Swedish law.

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. After initial recognition, borrowings are valued at amortized cost using the effective interest method.

Accounting for derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value are recognized in the income statement. Derivatives are used as either: hedges of the fair value of the recognized assets or liabilities or a firm commitment (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges). At the moment the Company does not apply hedge accounting.

Cash flow

The cash flow statement has been prepared according to the indirect method.

Group Contributions

Group contributions are reported in accordance with URA 7 (Swedish Financial Accounting Standards Council's Emerging Issues Task Force). Group contributions paid to reduce the overall tax-burden in the group are reported directly against retained earnings, after adjustments for the current tax rate (28%).

Note 2 New accounting principles as from 2005

The Electrolux Board proposes that the Annual General Meeting to be held on April 24, 2006 authorize distribution of all shares in Husqvarna AB to the shareholders in Electrolux. It is intended that in connection with distribution, the shares in Husqvarna shall be listed on the O-list of the Stockholm Stock Exchange. The record day for the receipt of shares in Husqvarna and the listing on the Stockholm Stock Exchange is scheduled for the second week in June. A listing on the Stock Exchange will, among other things, lead to increased disclosure requirements in the financial reporting as well as a change in accounting principles for the Company.

The Company applies the Swedish Financial Accounting Standards Council's standard RR 32 "Accounting for Legal Entities" as from 1st of January 2005. The standard follow International Financial Reporting Standards (IFRS) with exception for when Swedish law prohibits the preparation of accounts according to IFRS or where there are other strong reasons for deviations. A description of the impact on the Company's financial statement is stated below.

The transition effects are limited to financial instruments and have been recorded through an adjustment to opening retained earnings as per January 1, 2005. No restatement has been made to previous years.

Note 2 cont.

Financial instruments

The standard IAS 39, Financial instruments: Recognition and Measurement, has been introduced as from 1st of January 2005 in the Company's accounting. The standard stipulates that all financial derivative instruments shall be classified as assets or liabilities at fair value through profit or loss and be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments shall be recognized in the income statement unless hedge accounting is applied. The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with cash flow and hedging of net investment hedge accounting, changes in the fair value of derivative instruments are reported in equity until the hedged item is recognized in the income statement.

Previously the Company deferred unrealized fair value gains and losses on its derivative instruments during the period of the hedge and recognized the effect at the time that the hedged transaction occurred.

On January 1, 2005, the Company has recorded the fair value of all derivatives on the balance sheet with the net value affecting the opening retained earnings. SEK119m was recorded as current assets, SEK 31m was recorded as deferred tax liability and SEK 7m was recorded as operating liability. The net effect on equity was SEK 81m. The implementation of IAS 39 introduces higher volatility in income, net borrowings and of the Company's equity. This volatility cannot be predicted with certainty. If the Company , in the future, meet the criteria for hedge accounting this would limit the volatility of the income statement.

RR32 transition effects on the Company's opening balance, January 1, 2005

SEKm	Closing balance before transition	IAS 39	Opening balance after transition
Fixed assets	806	–	806
Current assets	3,332	119	3,451
Total assets	**4,138**	**119**	**4,257**
Equity	647	81	728
Untaxed reserves	424	–	424
Provisions	57	31	88
Financial liabilities	689	–	689
Operating liabilities	2,321	7	2,328
Total liabilities and equity	**4,138**	**119**	**4,257**

Note 3 Financial risk management

Financial risk management

The Company is exposed to a number of risks relating to financial instruments including, for example, liquid funds, trade receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:

- Interest-rate risk on liquid funds and borrowings
- Financing risks in relation to the Company's capital requirements
- Foreign-exchange risk on earnings
- Commodity-price risk affecting the expenditure on raw material and components for goods produced
- Credit risk relating to financial and commercial activities

The Board of Directors of Electrolux has approved a financial policy as well as a credit policy for the Electrolux Group to manage and control these risks. Each business sector has specific financial and credit policies approved by each sector-board (hereinafter all policies are referred to as the Financial Policy). These risks are to be managed by amongst others, the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets. As a subsidiary within the Electrolux Group the Company adheres to this Financial Policy.

The management of financial risks has largely been centralized to Group Treasury within AB Electrolux. Local financial issues are managed by four regional treasury centers located in Europe, North America, Asia/Pacific and Latin America. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, there are guidelines in the Electrolux Group's policies and procedures for managing operating risk relating to financial instruments by, e.g., segregation of responsibilities and duties and allocation of power of attorneys.

Interest-rate risk on liquid funds and borrowings

Interest-rate risk refers to the adverse effects of changes in interest rates on the Company's income. The main factors determining this risk include the interest-fixing period.

Liquid funds

Liquid funds consist of cash on hand and of cash deposited with the Electrolux cash pool.

Interest-rate risk in liquid funds

The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one percentage point would reduce the Group's interest income by approximately SEK 6.9m. For more information, see Note 16.

Borrowings

Debt is primarily taken up through borrowings in the Electrolux cash pool. Funds can then be transferred to subsidiaries as internal loans or capital injections. In this process various swap instruments are used to convert the funds to the required currency. For more information, see Note 16.

Interest-rate risk in long-term borrowings

The Financial Policy states that the benchmark for the long-term loan portfolio is an average interest-fixing period of 6 months. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa.

Financing risk

Financing risk refers to the risk that financing of the Company's capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed available liquidity.

Foreign-exchange risk

Foreign-exchange risk refers to the adverse effects of changes in foreign-exchange rates on the Company's income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The currencies that the Company is exposed to are USD and EUR.

Transaction exposure from commercial flows

The Financial Policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. The Company normally hedges EUR and USD flows up to 18 months between 50–75% and flows up to 12 months between 75 and 100%. For other currencies the hedging horizon is 12 months. For more information on exposures and hedging, see Note 16.

Foreign-exchange sensitivity from transaction exposure

The Company is particularly exposed to changes in exchange rates between SEK and USD, EUR and a number of other currencies. For example, a change up or down by 10% in the value of SEK against the basket of currencies would affect the Company's income after financial items for one year by approximately SEK +/–400m, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2005 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.

Commodity-price risks

Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Company is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposures, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a component. Commodity-price risk is managed through contracts with the suppliers.

Note 3 cont.
Credit risk
Credit risk in financial activities
Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. To minimize this exposure transactions are primarily executed with AB Electrolux.

Credit risk in accounts receivable
The Company sells to a substantial number of customers in the form of large retailers, buying groups, independent stores and professional users. Sales are made on the basis of normal delivery and payment terms. Customer Financing solutions are also normally arranged by third parties. The Credit Policy of the Company ensures that the management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts.

Note 4 Segment information

Business area
Husqvarna operations are classified in two segments; Consumer Products and Professional Products.

Consumer Products comprise garden equipment and light-duty chainsaws. Professional Products comprices high performance chainsaws, clearing saws and professional lawn and garden equipment.

Financial information related to the above business areas is reported below.

	Net sales		
Business area	*2005*	*2004*	*2003*
Consumer Products	1,457.5	1,108.5	941.6
Professional Products	5,390.9	4,589.0	4,523.4
Total	6,848.4	5,697.5	5,465.0

Geographical segments
Husqvarna's main geographical segments are; Europe, North America and Rest of the world. Sales by market is presented below.

	Net sales		
Market	2005	2004	2003
Europa	4,872.5	3,970.7	3,726.5
North America	1,287.1	1,189.6	1,237.0
Rest of the world	688.8	537.2	501.5
Total	6,848.4	5,697.5	5,465.0

Note 5 Net sales and operating income

Net sales in Sweden amounted to SEK 902.6m (SEK 756.1m in 2004 and SEK 707.1m in 2003). Exports from Sweden during the year amounted to SEK 5,945.8m (SEK 4,941.4m in 2004 and SEK 4,757.9m in 2003). Net sales to Group companies amounted to SEK 4,390.0 m (SEK 3,766m in 2004 and SEK 3,691m in 2003). Operating income includes net exchange-rate differences in the amount of SEK -9.5m (SEK 93.2m in 2004 and SEK 161.4m in 2003). Costs for research and development amounted to SEK 247.1m (SEK 222.2m in 2004 and SEK 200.4m in 2003) and are included in Cost of goods sold.

Note 6 Other operating income

	2005	2004	2003
Gain on sale of			
Tangible fixed assets	7.2	–	–
Total	7.2	–	–

Note 7 Other operating expenses

	2005	2004	2003
Loss on sale of			
Tangible fixed assets	–	1.3	2.5
Total	–	1.3	2.5

Note 8 Leasing

The future amount of minimum lease payment obligations are distributed as follows:

	Operating leasing
2006	33
2007–2010	22
2011–	–
Total	55

Expenses in 2005 for rental payments (minimum leasing fees) amounted to SEK 35m (SEK 36m in 2004 and SEK 34m in 2003).

Operating leasing
Among the operating leases there are no material contingent expenses, nor any restrictions.

Financial leasing
There are no financial leases.

Note 9 Financial income and expenses

	2005	2004	2003
Financial income			
Interest income and similar items			
From group companies[1]	44.9	55.4	45.8
Dividends			
From subsidiaries	–	–	–
From others	0.6	1.9	0
Total financial income	45.5	57.3	45.8
Financial expenses			
Interest expense and similar items			
To group companies[1]	33.6	35.5	19.8
To others	0.9	1.1	1.4
Revaluation of derivatives to fair value	147.0	–	–
Total financial expenses	181.5	36.6	21.2

1) Companies included in the Electrolux Group.

Note 10 Taxes

	2005	2004	2003
Current taxes[1]	–395.3	–304.9	–286.2
Deferred taxes	42.1	–1.8	6.2
Total	–353.2	–306.7	–280.0

1) Calculated taxes on Group Contribution are included with SEK –391,6m, –300,8m and –282,3m in 2005, 2004 and 2003 respectively.

Theoretical and actual tax rates %	2005	2004	2003
Statutory tax rate	28.0	28.0	28.0
Non-taxable income statement items, net	–0.1	–	0.1
Timing differences	0.1	–0.2	0.6
Other	–0.2	0.2	–1.2
Actual tax rate	27.8	28.0	27.5

Changes in deferred tax	2005	2004	2003
Net deferred tax assets and liabilities OB	4.4	6.2	0
RR32 transition effects on OB	–31.4	–	–
Net deferred tax assets and liabilities OB (after transition)	–27.0	6.2	0
Recognized in equity	–	–	–
Recognized in the income statement			
Fixed assets	–	–	–0.3
Provision for pensions and similar commitments	0.4	0.2	3.4
Other provisions	–0.9	–	0.9
Financial and operating liabilities	42.6	–2.0	2.2
Exchange rate differences	–	–	–
Net deferred tax assets and liabilities, CB	15.1	4.4	6.2

Note 10 cont.

Deferred tax assets and liabilities

	Assets			Liabilities			Net		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Fixed assets	–	–	–	–0.3	–0.3	–0.3	–0.3	–0.3	–0.3
Provisions for pension and similar commitments	4.1	3.7	3.5	–	–	–	4.1	3.7	3.5
Other provisions	–	0.9	0.9	–	–	–	–	0.9	0.9
Financial and operating liabilities	11.3	0.1	2.1	–	–	–	11.3	0.1	2.1
Set-off of tax	–0.3	–0.3	–0.3	0.3	0.3	0.3	–	–	–
Net deferred tax assets and liabilities	15.1	4.4	6.2	0.0	0.0	0.0	15.1	4.4	6.2

Deferred tax assets amounted to SEK 15,1m, whereof the main part is utilized within 12 months.

Note 11 Intangible assets

	Product development	Trade-marks	Other	Total
Acquisition costs				
Opening balance, Jan. 1, 2003	64.5	232.3	–	296.8
Development	60.3	–	–	60.3
Closing balance, Dec. 31, 2003	124.8	232.3	–	357.1
Acquired during the year	–	–	8.0	8.0
Development	51.7	–	–	51.7
Closing balance, Dec. 31, 2004	176.5	232.3	8.0	416.8
Development	56.9	–	–	56.9
Closing balance, Dec. 31, 2005	233.4	232.3	8.0	473.7

	Product development	Trade-marks	Other	Total
*Accumulated amortization according to plan**				
Opening balance, Jan. 1, 2003	–	87.1	–	87.1
Amortization for the year	5.1	23.2	–	28.3
Closing balance, Dec. 31, 2003	5.1	110.3	–	115.4
Amortization for the year	18.4	23.3	0.4	42.1
Closing balance, Dec. 31, 2004	23.5	133.6	0.4	157.5
Amortization for the year	46.2	23.2	0.8	70.2
Closing balance, Dec. 31, 2005	69.7	156.8	1.2	227.7
Net book value, Dec. 31, 2003	119.7	122.0	–	241.7
Net book value, Dec. 31, 2004	153.0	98.7	7.6	259.3
Net book value, Dec. 31, 2005	163.7	75.5	6.8	246.0

* Amortization for the year are recognized in Cost of goods sold and Selling expenses in the Income statement.

Note 12 Tangible fixed assets

	Land and land improvements	Buildings	Machinery and technical installations	Other equipment	Construction in progress and advances	Total
Acquisition costs						
Opening balance, Jan. 1, 2003	16.0	219.1	906.8	43.3	23.9	1,209.1
Acquired during the year	–	15.0	108.8	4.6	60.5	188.9
Transfer of work in progress and advances	–	–	49.7	–	–49.7	0.0
Sales, scrapping, etc.	–	–	–187.1	–1.7	–	–188.8
Closing balance, Dec. 31, 2003	16.0	234.1	878.2	46.2	34.7	1,209.2
Acquired during the year	1.0	11.5	92.0	6.4	28.4	139.3
Transfer of work in progress and advances	–	–	33.8	–	–33.8	0.0
Sales, scrapping, etc.	–	–	–84.4	–1.0	–	–85.4
Closing balance, Dec. 31, 2004	17.0	245.6	919.6	51.6	29.3	1,263.1
Acquired during the year	0.3	5.6	76.3	1.8	35.8	119.8
Transfer of work in progress and advances	–	–	42.0	–	–42.0	0.0
Sales, scrapping, etc.	–0.7	–	–81.3	–3.1	–	–85.1
Closing balance, Dec. 31, 2005	16.6	251.2	956.6	50.3	23.1	1,297.8
*Accumulated amortization according to plan**						
Opening balance, Jan. 1, 2003	4.4	117.8	575.7	25.8	–	723.7
Acquired during the year	0.3	5.2	130.9	3.2	–	139.6
Sales, scrapping, etc.	–	–	–184.3	–1.5	–	185.8
Closing balance, Dec. 31, 2003	4.7	122.9	522.3	27.5	–	677.4
Acquired during the year	0.3	5.7	118.7	6.0	–	130.7
Sales, scrapping, etc.	–	–	–82.9	–0.9	–	–83.8
Closing balance, Dec. 31, 2004	5.0	128.6	558.1	32.6	–	724.3
Acquired during the year	0.3	5.9	131.8	2.6	–	140.6
Sales, scrapping, etc.	–	–0.1	–80.2	–3.1	–	–83.4
Closing balance, Dec. 31, 2005	5.3	134.4	609.7	32.1	–	781.5
Net book value, Dec. 31, 2003	11.3	111.2	355.9	18.7	34.7	531.8
Net book value, Dec. 31, 2004	12.0	117.0	361.5	19.0	29.3	538.8
Net book value, Dec. 31, 2005	11.3	116.7	346.9	18.2	23.1	516.3

* Depreciation for the year are recognized in Cost of goods sold in the Income statement.

Tax assessment value for buildings was SEK 175m (SEK 175m in 2004 and 173m in 2003), and land SEK 38m (SEK 38m in 2004 and 37m in 2003). Undepreciated write-ups on buildings and land were SEK 4m (SEK 5m in 2004 and 5m in 2003).

Note 13 Financial fixed assets

	2005	2004	2003
Participations in associated companies	2.3	2.3	2.3
Participations in other companies	7.8	–	–
Shares in subsidiaries	125.0	0.9	0.9
Other receivables	0.2	0.2	0.2
Total	135.3	3.4	3.4

A specification of shares and participations is provided in Note 25.

Note 14 Inventories

	2005	2004	2003
Raw materials	251.6	220.6	235.7
Products in progress	11.6	12.5	13.2
Finished products	685.3	581.4	614.2
Advances to suppliers	0.6	–	–
Total	949.1	814.5	863.1

The cost of inventories recognized as expense and included in cost of goods sold amounted to SEK 4,699.1m (SEK 4,070.3m in 2004 and SEK 3,946.6m in 2003). Provisions for obsolescence is included in the value for inventory.

Note 15 Trade receivables

At year-end 2005, accounts receivable, net of provisions for doubtful accounts, amounted to SEK 292.9m (SEK 196m in 2004 and SEK 274m in 2003), representing the maximum possible exposure to customer defaults. The book value of accounts receivable is considered to represent fair value. The total provision for bad debts at year-end was SEK 1m (SEK 0.4m in 2004 and SEK 2.6m in 2003) and the recognized loss was SEK 0.1m (SEK 1.5m in 2004 and SEK 0.3m in 2003).

Note 16 Financial instruments

Financial instruments are defined in accordance with IAS 32, Financial Instruments: Disclosure and Presentation. The information in this note highlights and describes the principal financial instruments of the Company regarding specific major terms and conditions when applicable, and the exposure to risk and the fair values at year-end.

Net financial indebtedness

At year-end 2005 the Company was free of net debt. The Company's net liquidity amounted to SEK 694m (609m). The table below presents how the Group calculates net financial indebtedness.

	2005	2004	2003
Short-term loans	–	689	690
Short-term loans	–	689	690
Long-term loans	–	–	–
Total interest-bearing liabilities	–	689	690
Cash, bank balances and investments	694	1,298	1,074
Prepaid interest expense/Accrued interest income	–	–	–
Liquidity	694	1,298	1,074
Net liquidity	694	609	384

Liquid funds

Liquid funds consist primarily of cash in the Electrolux cash pool. Such funds are immediately available for use.

Liquidity profile

	2005	2004	2003
Investments with maturities over three months	–	–	–
Investments and deposits with maturities up to three months	694	1,298	1,074
Liquid funds	694	1,298	1,074
% of annualized net sales	10	23	20
Net liquidity	694	609	384
Fixed-interest term, days	1	1	1
Effective yield, % (average per annum)	1.6	2.0	3.1

For 2005, liquid funds amounted to 10% (23%) of annualized net sales. The net liquidity is calculated by deducting short-term loans from liquid funds.

Interest-bearing liabilities

At year-end 2005, the Company did not have any interest-bearing liabilities.

Commercial flows

The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2006 and hedges at year-end 2005.

The hedged amounts during 2006 are dependent on the hedging policy for each flow considering the existing risk exposure. Net hedging of flows above 12 months and up to 18 months, not shown in the table, amounts to SEK 363m and this hedging refers to USD/SEK and EUR/SEK.

	EUR	USD	DKK	PLN	CAD	Other	Total
Gross transaction flow	2,768	-414	257	221	216	976	4,024
Hedge	–2,182	234	–180	–131	–125	–593	–2,977
Net transaction flow	586	–180	77	90	91	383	1,047

The effect of hedging on operating income during 2005 amounted to SEK –133m. At year-end 2005, unrealized exchange-rate losses on forward contracts amounted to SEK –51m, all of which will mature in 2006.

Derivative financial instruments

The tables below present the fair value and nominal amounts of the Company's derivative financial instruments for managing of financial risks.

Fair value	Positive MV	Negative MV	2005 Net MV
Interest-rate swaps	–	–	–
Cross currency interest-rate swaps	–	–	–
Forward-rate agreements and futures	66	–122	–56
Foreign-exchange derivatives (Forwards and Options)	–	–	–
Commodity derivatives	–	–	–
Total	66	–122	–56

Valuation of derivative financial instruments at market value (MV), presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as, for instance, the major bond and interest-rate future markets, are all marked-to-market with the current spot mid-price. The foreign-exchange spot mid-rate is then used to convert the market value into Swedish kronor, before it is discounted back to the valuation date.

For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash flow schedule is available, for instance as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black-Scholes formula.

All valuations are done at mid-prices, e.g., the average of bid and ask prices are used.

Note 17 Share capital and number of shares

	Share capital, SEKm
On December 31, 2005, the share capital 4,950,000 shares, ratio value SEK 100	495
Total	495

Note 18 Untaxed reserves

	Dec. 31, 2005	Appropria-tions	Dec. 31, 2004	Appropria-tions	Dec. 31, 2003
Accumulated depre-ciation in excess of plan on					
Brands	78.4	–22.3	100.7	–21.3	122.0
Machinery and equipment	254.5	–5.6	260.1	–8.4	268.5
Buildings	27.2	–0.6	27.8	–0.6	28.4
Other financial reserves	43.7	8.0	35.7	5.6	30.1
Total	403.8	–20.5	424.3	–24.7	449.0

Other financial reserves include fiscally permissible appropriations referring to receivables in companies in politically and economically unstable countries.

Note 19 Pensions

Pension plans can be defined contribution or defined benefit plans or a combination of both. Under defined benefit pension plans, the company enters into a commitment to provide pension benefits based upon final or career average salary, employment period or other factors that are not known until the time of retirement. Under defined contribution plans, the company makes periodic payments to independent authorities or investment plans and the level of benefits depends on the actual return on those investments. Contributions are expensed as paid.

A small number of the Company's employees are covered by a multi-employer defined benefit pension plan administered by Alecta. It has not been possible to obtain the necessary information for the accounting of this plan as a defined benefit plan, and therefore, it has been accounted as a defined contribution plan.

According to Swedish accounting principles, defined benefit liabilities are calculated based upon officially provided assumptions. The benefits are secured by contributions to a separate fund or recorded as a liability in the balance sheet. At December 31, 2005, the Company reported a pension liability of SEK 20.4m (16.0 and 15.3 in 2004 and 2003 respectively). During 2005 a payment of SEK 19m has been made to Electroluxkoncernens pensionsstiftelse (Electrolux pension fund).

Note 20 Other provisions

	Provisions for restruc-turing	Warranty commit-ments	Other	Total
Opening balance, Jan. 1, 2003	3.1	29.2	13.8	46.1
Provisions made	–	–	2.0	2.0
Provisions used	–	–7.1	–	–7.1
Reclassification	–	–	11.8	11.8
Closing balance, Dec. 31, 2003	3.1	22.1	27.6	52.8
Provisions made	–	–	1.4	1.4
Provisions used	–	–0.7	–5.7	–6.4
Unused amounts reversed	–	–4.2	–2.3	–6.5
Closing balance, Dec. 31, 2004	3.1	17.2	21.0	41.3
Provisions made	–	1.0	17.1	18.1
Provisions used	–	–	–0.8	–0.8
Unused amounts reversed	–3.1	–	–4.3	–7.4
Reclassification	–	–	–	–
Transfer to other group company	–	–5.1	–	–5.1
Closing balance, Dec. 31, 2005	0.0	13.1	33.0	46.1

Note 21 Accrued expenses and prepaid income

	2005	2004	2003
Accrued holiday pay	92.7	86.1	80.2
Other accrued payroll costs	25.9	17.3	16.0
Accrued interest expenses	–	0.1	0.1
Other accrued interest expenses	119.3	102.8	97.5
Total	237.9	206.3	193.8

Other accrued expenses include accruals for fees, advertising and sales promotion, bonuses, rebates and other items.

Note 22 Contingent liabilities

	2005	2004	2003
Guarantees and other commitments			
On behalf of subsidiaries	–	–	–
Other	5.1	4.7	4.3
Employee benefits in excess of reported liabilities	0.8	4.0	4.2
Total	5.9	8.7	8.5

In addition to the above contingent liabilities, guarantees for fulfillment of contractual undertakings are given as part of the Company's normal course of business. There was no indication at year-end that payment will be required in connection with any contractual guarantees.

Note 23 Employees, salariés, remunerations and employer contributions

In 2005, the average number of employees was 2,208 (2,181), of whom 1,692 (1,674) were men and 516 (507) women.

Salaries, other remuneration and employer contributions

	2005		2004		2003	
	Salaries and remuneration	Employer contributions	Salaries and remuneration	Employer contributions	Salaries and remuneration	Employer contributions
Board members and President	3.2	2.3	2.5	1.9	2.4	1.8
(of which pension costs)	–	(1.3)	–	(1.2)	–	(1.1)
Other employees	687.3	282.7	635.4	279.9	632	271.9
(of which pension costs)	–	(64.4)	–	(56.6)	–	(53.9)
Total	690.5	285.0	637.9	281.8	634.4	273.7

Compensation to the President

	2005				2004				2003			
SEK 000' unless *otherwise stated*	Annual fixed salary[1]	Variable salary earned 2005, *paid 2006*[2]	Pension *cost*	*Total*	Annual fixed *salary*[1]	Variable salary earned 2004, *paid 2005*	Pension *cost*	*Total*	Annual fixed *salary*[1]	Variable salary earned 2003, *paid 2004*	Pension *cost*	*Total*
President	1,609	1,271	897	3,777	1,580	1,219	802	3,601	1,534	873	768	3,175

1) Including vacation salary, paid vacation days and travel allowance
2) The variable salary for 2005 is estimated in early 2006, and may differ from the amount.

Note 23 *cont.*

Bengt Andersson was appointed President of Husqvarna AB at a board meeting on January 12, 2006. The notice period for the Company is 12 months and for the President 6 months. There is no agreement for severance compensation.

The change of President has not resulted in any additional cost. Previous President Bo Andreasson remains an employee in the Company and is part of Group Management as head of Forestry that is included in the business area Professional Products.

Number of people in management

	2005	2004	2003
Men	5	5	5
Women	1	1	1
Total	6	6	6

Employee absence due to illness

	2005	2004	2003
Total absence due to illness, as a percentage of total normal working hours	5.4 %	5.3 %	5.2 %
of which 60 days or more	43.0 %	45.4 %	45.8 %
Absence due to illness, by category[1]			
Women	7.2 %	7.7 %	8.0 %
Men	4.8 %	4.5 %	4.4 %
29 years or younger	4.7 %	4.4 %	3.9 %
30–49 years	5.9 %	5.8 %	4.7 %
50 years or older	4.9 %	4.9 %	5.2 %

1) % of total normal working hours within each category respectively.

Note 24 Fees to auditors

PricewaterhouseCoopers (PwC) are appointed auditors for the period until the 2010 Annual General Meeting in Husqvarna AB.

Fees to auditors

	2005	2004	2003
PwC			
Audit fees[1]	0.3	0.4	0.6
Audit-related fees[2]	0.1	0.1	0.2
Total fees to PwC	0.4	0.5	0.8

1) Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services.
2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; and employee benefit plan audits.

Note 25 Shares and participations

Participation in associated companies

SEKm	Participation, %	Book value, 2005	2004	2003
Khimki Husqvarna AO, Moscow, Russia	50.0	2.3	2.3	2.3

Subsidiaries		Domicile	Holding, %	Book value, SEKm	Equity, SEKm
Major Group companies:					
Australia	Husqvarna Holding Australia Pty. Ltd.	Somersby	100	100.7	99.1
Colombia	Husqvarna Colombia S.A.	Bogota	100	0.0	–0.2
Denmark	Husqvarna Holding Danmark A/S	Fredericia	100	16.0	15.7
Estonia	Husqvarna Eesti Osaühing	Tallinn	100	0.1	–0.1
Latvia	SIA Husqvarna Latvija	Riga	100	0.0	1.2
Norway	Husqvarna Holding Norge AS	Sarpsborg	100	0.1	31.9
Slovakia	Husqvarna Slovensko s.r.o.	Liptovsky Mikulas	85	0.0	0.0
South Africa	Outdoor Products South Africa (Pty) Ltd	Cascades	100	6.4	9.2
Sweden	Husqvarna Holding AB	Stockholm	100	0.6	–0.3
	Tandsbyns Mekaniska Verkstad HB	Huskvarna	50	0.9	1.2
Venezuela	Husqvarna Venezuela C.A.	Caracas	99	0.2	0.6

All companies, except for Tandsbyn Mekaniska Verkstad HB, have been created by Husqvarna AB during 2005.

Other companies	Holding, %	Book value, SEKm
Other companies	7	7.8

Proposed distribution of earnings

The Board of Directors and the President propose that net income for the year and retained earnings amounting to SEK 21,025,248 will be carried forward.

The Company has during 2005 paid group contribution to its parent company with an amount of SEK 1,398,630 thousands. The Board of Directors has in accordance with Chapter 18, Section 4 of the Swedish Companies Act made an assessment of the Company's and the Group's need to strengthen its balance sheet, financial position and long term possibilities to meet their commitments as a result of the paid group contribution. The Company's restricted equity is fully covered after the paid group contribution. The Company's equity would have been SEK 39,842 thousands higher if financial instruments, valued at the actual value in accordance with Chapter 4 section 14 a of the Swedish Annual Accounts Act, instead had been valued at the lower of cost or net realizable value. According to the annual report, the Company's financial strength equals 17% and net cash to SEK 693,463 thousands.

The Board of Directors has in its assessment taken into account known circumstances, including contemplated changes in the Company's and the Group's position in connection with the contemplated separation of the Group from Electrolux, that may have an impact on the Company's financial position and which have not been taken into account within the scope of the assessment of the Company's need to strengthen its balance sheet and liquidity. No circumstances have emerged showing that the paid group contribution is not justifiable.

The paid contribution does not jeopardize the Company's ability to make investments or its liquidity requirements.

It is the Board of Directors' assessment that the paid contribution is well-balanced considering the type, scope and risks of the business and the Company's and the Group's capital requirements.

Stockholm, February 27, 2006

Lars Westerberg
Chairman of the Board

Peggy Bruzelius | *Börje Ekholm* | *Tom Johnstone*

Anders Moberg | *Gun Nilsson* | *Peder Ramel*

Malin Björnberg | *Annika Ögren*

Bengt Andersson
President

Accounting principles for Husqvarna AB from January 1, 2006

Basis of preparation

The pro forma financial statements have been prepared in accordance with the accounting principles which apply for Husqvarna Group as of January 1, 2006, which imply the following: Husqvarna Group complies with International Financial Reporting Standards (IFRS), as adopted by the European Union.

Husqvarna AB and its subsidiaries are up to spin-off directly or indirectly owned by Electrolux. As of January 1, 2004, Electrolux applies IFRS. IAS 39 is applied as of January 1, 2005.

The Parent Company's financial statements are prepared in accordance with the Swedish Annual Accounts Act and the standard RR 32 from the Swedish Financial Accounting Standards Council.

Principles applied for consolidation

Acquisitions under common control

The Husqvarna Group has been formed during 2005 and the beginning of 2006. The transactions in connection with the formation of the Group are made under common control and are accounted for at predecessor values. All assets and liabilites, including goodwill, have been included in the Husqvarna Group at bookvalues equal to the book values within the Electrolux Group.

Other acquisitions

For future acquisitions Husqvarna will apply the purchase method of accounting, whereby the assets, liabilities and contingent liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. If the cost of the business combination exceeds the fair value of the identifiable assets, liabilities and contingent liabilities, the difference is recognized as goodwill. If the fair value of the acquired net assets exceeds the cost of the business combination, the acquirer must reassess the identification and measurement of the acquired assets. Any excess remaining after that reassessment must be recognised immediately in profit or loss. The consolidated income for the Group includes the income statements for the Parent Company and its direct and indirect owned subsidiaries after

- elimination of intra-group transactions and unrealized intra-group profits in stock, and
- depreciation and amortization of acquired surplus values.

Definition of Group companies

The consolidated financial statements include Husqvarna and all companies in which the Parent Company directly or indirectly owns more than 50% of the voting rights referring to all shares and participations, or otherwise exercises decisive control.

The following will apply to acquisitions and divestments

- Acquired companies will be included in the consolidated income statement as of the date when Husqvarna gains control.
- Divested companies will be included in the consolidated income statement up to and including the date when Husqvarna loses control.

Associated companies

All companies over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% an 50% of the voting rights, are considered as associated companies. These entities are reported according to the equity method. This means that the Group's share of income after taxes in an associated company is reported as part of the Group's operating income. Investments in such a company are reported initially at cost, increased or decreased to recognize the Group's share of the profit or loss of the associated company after the date of acquisition. Gains or losses on transactions with associated companies, if any, have been recognised in relation to the Group's share of ownership in the company.

Related party transactions

All transactions with related parties are carried out on an arm's-length basis. However, some transactions in connection with the creation of the Group have been made to a value below market value.

Translation of financial statements in foreign subsidiaries

The consolidated financial statements are presented in SEK, which is the Parent's functional and the Group's presentation currency.

The balance sheets of foreign subsidiaries have been translated into Swedish kronor at period-end rates. Income statements have been translated at the average rates for the period. Translation differences thus arising have been taken directly to equity.

Prior to consolidation, the financial statements of subsidiaries in countries with highly inflationary economies and whose functional currency is other than the local currency have been remeasured into their functional currency and the exchange-rate differences arising from that remeasurement have been charged to income. When the functional currency is the local currency, the financial statements have been restated in accordance with IAS 29.

If a foreign operation is sold, exchange differences that have been recorded in equity will be recognized in the income statement as part of the gain or loss on the sale.

The Group uses foreign-exchange derivative contracts and loans in foreign currencies in hedging certain net foreign investments. Exchange-rate differences related to these contracts and loans are charged to Group equity after deduction of taxes, to the extent there are corresponding translation differences.

Segment reporting

The Husqvarna Group's primary segments (business areas) are based on the different business models for end-customers, consumer and professional users, which are the basis for identifying the predominant source and nature of risks and different rates of return facing the Group. The secondary segments are based on the consolidated sales per geographical market.

The segments are responsible for the operating result and the net assets used in their businesses, whereas finance net and taxes as well as net borrowings and equity are not reported per segment. The operating results and net assets of the segments are consolidated using the same principles as for the total Group. The segments consist of separate legal units as well as divisions in multi-segment legal units where some allocations of costs and net assets are made. Operating costs not included in the segments are shown under Group Common costs and include mainly costs for corporate functions.

Sales between segments are made on market conditions with arm's-length principles.

General accounting and valuation principles

Revenue recognition

Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns and trade discounts. Revenues arise almost exclusively from sales of finished products such to retailers. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery. Revenues from services are recorded when the service has been performed.

Government grants

Government grants relates to financial grants from governments, public authorities, and similar local, national, or international bodies. These are recognized when there is a reasonable assurance that the Group will comply with the conditions attaching to them, and that the grants will be received. Government grants related to assets are included in the balance sheet as deferred income and recognized as income over the useful life of the assets. Government grants that relates to expenses are recognized in the income statement as a deduction of the related expense.

Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

Taxes

Taxes include current and deferred taxes applying the liability method (which is sometimes known as the balance sheet liability method). Deferred taxes are calculated using enacted tax rates. Taxes incurred by the Husqvarna Group are affected by appropriations and other taxable (or tax-related) transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized to the extent that it is probable that they will be utilized in future periods. Deferred tax assets and deferred tax liabilities are shown net when they refer to the same taxation authority and when a company or a group of companies, through tax consolidation schemes, etc., have a legally enforceable right to set off tax assets against tax liabilites.

Monetary assets and liabilities in foreign currency

Monetary assets and liabilities denominated in foreign currency are valued at period-end exchange rates and the exchange-rate differences are included in the income statement, except when deferred in equity as qualifying cash-flow hedges or qualifying net-investment hedges.

Intangible fixed assets

Goodwill

Goodwill is reported as an indefinite life intangible asset at cost less accumulated impairment losses.

The value of goodwill is continuously monitored, and is tested for impairment yearly or more often if there is indication that the asset might be impaired. Goodwill is allocated to the cash generating units to which it belongs that are expected to benefit from the combination.

Product development expenses

Husqvarna capitalizes certain development expenses for new products provided that the level of certainty of their future economic benefits is high. Capitalized development costs are amortized over 3 to 5 years.

Computer software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over useful lives, between 3 to 5 years.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less straight-line accumulated depreciation, adjusted for any impairment charges. Land is not depreciated as it is considered to have an endless useful period, but otherwise depreciation is based on the following estimated useful lives:

Buildings and land improvements	10–40 years
Machinery and technical installations	3–15 years
Other equipment	3–10 years

At each balance sheet date, the Group assesses whether there is any indication that any of the company's fixed assets are impaired.

Impairment of long-lived assets

If there is an indication of impairment, the company estimates the recoverable amount of the asset. The recoverable amount is the higher of an asset's fair value cost to sell and value in use. An impairment loss is recognized by the amount of which the carrying amount of an asset exceeds its recoverable amount. The discount rates used reflect the cost of capital and other financial parameters in the country or region where the asset is in use. For the purposes of assessing impairment, assets are grouped in cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Classification of financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classificed as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments (financial assets) are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be realiably measured, which are measured at cost. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss"category are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

Leasing

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of as asset. Title may or may not eventually be transferred. An operating lease is a lease other than a finance lease. Assets under financial leases in which the Group is a lessee are recognized in the balance sheet and the future leasing payments are recognized as a loan. Expenses for the period correspond to depreciation of the leased asset and interest cost for the loan. Most leasing agreements in the Group are operational leases and the costs recognized directly in the income statement in the corresponding period. Financial leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

Inventories

Inventories are valued at the lower of acquisition cost and net realisable value. Net realisable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale at market value. The cost of inventories is assigned by using the weighted average cost formula.

Trade receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The change in amount of the provision is recognized in the income statement.

Liquid funds

Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the effect of time value of money is material the provision are discounted.

Provisions for warranty are recognized at the date of sale of the products covered by the warranty and are calculated based on historical data for similar products.

Restructuring provisions are recognized when the company has adopted a detailed formal plan for the restructuring and has either started the plans implementation, or communicated its main features to those affected by the restructuring.

Pensions and other post-employment benefits

Pensions and other post-employment benefit plans are classified as either defined contribution or defined benefit plans.

Under a defined contribution plan, the company pays fixed contributions into a separate entity and will have no legal obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. Contributions are expensed when they are due.

All other pensions and other post-employment benefit plans are defined benefit plans. The Projected Unit Credit Method is used to measure the present value of its obligations and costs. The calculations are made annually using actuarial assumptions determined close to the balance sheet date. Changes in the present value of obligations due to revised actuarial assumptions are treated as actuarial gains or losses and are amortized over the employees' expected average remaining working lifetime in accordance with the corridor approach. Differences between expected and actual return on plan assets are treated as actuarial gains or losses.

Net provisions for post-employment benefits in the balance sheet represent the present value of the Group's obligations at year-end less market value of plan assets, unrecognized actuarial gains and losses and unrecognized past-service costs.

Borrowings

Borrowings are initially recognized at fair value net of transaction costs incurred. After initial recognition, borrowings are valued at amortized cost using the effective interest method.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); hedges of highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are hightly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of change in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Gains and losses accumulated in equity will be included in the income statement if the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any such derivative instruments are recognized immediately in the income statement.

Share-based compensation

Husqvarna Board have decided on an annual long-term incentive program for 2006. The implementation of the program is conditional upon approval from the Electrolux Annual General Meeting in April. The program will be accounted for in accordance with IFRS 2 Share-based Payment. The instruments granted are shares. An estimated cost for the granted instruments, based on the instruments' fair value at grant date, and the number of instruments expected to vest will be charged to the income statement over the vesting period. The fair value of shares will be the market value at grant date, adjusted for the discounted value of future dividends. Husqvarna's share-based compensation program will be classified as an equity-settled transaction, which means that the cost of the granted instrument's fair value at grant date will be recognized over the vesting period (3 years).

In addition, the Group will provide for social charges expected to be paid in connection with the share-based compensation program. The costs will be charged to the income statement over the vesting period. The provision will be revalued periodically based on the fair value of the instruments at each closing date.

Significant differences between IFRS and US GAAP

The financial information of Husqvarna included in the section Financial Statement of Husqvarna AB has been prepared and presented in accordance with the Swedish Financial Accounting Standards Council's standard RR 32 "Accounting for Legal Entities". The standard follows, with some exceptions, IFRS. Certain differences exist between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") which might be material to the financial information herein.

The matters described below summarize certain differences between IFRS and US GAAP that may be material to Husqvarna. Husqvarna is responsible for preparing the Summary below. Husqvarna has not prepared a reconciliation of its consolidated financial statements and related footnote disclosures between US GAAP and either of IFRS and has not quantified such differences. Accordingly, no assurance is provided that the following summary of certain differences between IFRS and US GAAP is complete.

Had Husqvarna undertaken any such quantification or reconciliation, other accounting and disclosure differences may have come to its attention that are not identified below. Accordingly, Husqvarna can provide no assurance that the identified differences in the summary below represent all principal differences relating to Husqvarna. The differences highlighted below reflect only those differences in accounting policies in force at the time of the preparation of the IFRS historical financial information.

In making an investment decision, investors must rely on their own examination of the Company, the terms of the offering and the financial information. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and US GAAP, and how these differences might affect the financial information herein.

Presentation of financial information

IFRS

Under IFRS, IAS 1 requires entities to present current and non-current liabilities as separate classifications on the face of the balance sheet, except when a liquidity presentation (which does not distinguish between current and non-current liabilities) provides reliable and more relevant information.

IFRS does not prescribe a standard format for the income statement, although expenditures must be presented either on the basis of function or nature.

As a minimum, IFRS requires presentation of revenue, finance costs, share of results of joint ventures and associates, tax expense, discontinued operations and net profit or loss for the period on the face of the income statement.

US GAAP

US GAAP requires the separate presentation of total assets and total liabilities. Under US GAAP, assets are presented in descending order of liquidity. Under US GAAP, assets which are amounts which fall due after more than one year would be reclassified as non-current assets.

Under US GAAP the income statement is presented in one of two formats.

The single-step format presents expenses classified by function and deducted from total income to give income before tax.

Business combinations, goodwill and intangible assets

IFRS

IFRS requires that the cost of investment is allocated to the acquired entity's assets and liabilities and contingent liabilities assumed based on fair values to the acquirer at the date of acquisition.

IFRS prescribes the allocation of the excess consideration to more categories of intangible assets (such as customer lists etc.) with goodwill being a residual asset.

Under IFRS, fair value adjustments should be made within 12 months of the acquisition date. Any adjustments after 12 months must be recognized in the income statement. Adjustments to provisional fair values should be recognized as the initial accounting had been completed at the acquisition date, as is, comparative should be restated.

Under IFRS 3, "Business Combinations", liabilities for terminating or reducing the activities of the acquiree are only recognized as liabilities on acquisition when the acquiree has, at the acquisition date, an existing liability for restructuring. Any liabilities arising as a result of the decision made by the acquirer are dealt with as post-acquisition costs.

Under IAS 38, "Intangible assets", goodwill is not amortised but tested for impairment each year. If the impairment test shows a loss in value, goodwill is written down. Goodwill impairment losses cannot be reversed subsequently. The standard recognizes that an intangible asset can have an indefinite life and need not be amortised. Annual impairment testing is required for intangible assets with indefinite useful lives or that are not yet available for use.

US GAAP

US GAAP requires that the cost of investment is allocated to the acquired entity's identifiable assets and liabilities based on fair values to the acquirer at the date of acquisition.

The excess of the purchase price paid over the underlying fair value allocated to the identifiable assets and liabilities must be recorded as goodwill. Identifiable intangible assets would generally be expected to include brands, trademarks/tradenames, customer lists/relationships. Goodwill is not amortised but reviewed annually for impairment at a reporting unit level or whenever a triggering event occurs. Any impairment is written off to the profit and loss account and cannot be revised.

Under US GAAP, the period allowed for adjusting the fair value of pre-acquisition contingencies is typically limited to a maximum of one year from the date of acquisition, and is limited to adjustments relating to information that management has been waiting for to complete its purchase price allocation.

Under US GAAP, restructuring liabilities relating solely to the acquired entity may be recognized as a liability on acquisition, if on acquisition the company begins to assess and formulate a plan to restructure the acquired company; the plan is completed and approved within one year from the date of acquisition and the plan specifically identifies all significant actions to be taken to complete the plan and actions required by the plan will begin as soon as possible after the plan is finalized.

Identifiable intangible assets with a definite life are amortised over their estimated useful lives. Goodwill and indefinite lived intangibles are not amortised but reviewed for impairment annually or whenever a triggering event occurs, see below. Any impairment is written off to the profit and loss account and cannot be reversed.

Fixed assets, recoverability of fixed assets

IFRS

Under IAS 36, "Impairment of assets", impairment tests are performed each year on goodwill and intangible assets with indefinite useful lives and assets not yet available for use. On other fixed assets, impairment testing is required only if evidence of loss of value exists.

The impairment is the difference between the asset's carrying value and its recoverable amount, being the higher of the asset's fair value less costs to sell and its value in use.

US GAAP

Under US GAAP, when a triggering event occurs indicating that the value of any long-lived assets held for use might not be recoverable, an impairment test of the long-lived assets using expected future cash flows from the long-lived assets is required.

Any impairment is reflected in the profit and loss account and cannot be reversed. Impairments of long-lived assets with definite lives are recognized on the basis of undiscounted cash flows and measured on the basis of fair value.

Goodwill and intangible assets with indefinite lives are tested for impairment annually and whenever events or changes in circumstances indicate possible impairment. Goodwill is tested for impairment at the reporting unit level using a two-step test. In the first step, the fair value of the reporting unit is compared to the carrying value of the reporting unit including goodwill. If the carrying value of the reporting unit including goodwill exceeds the fair value of the reporting unit, step two of the test requires that goodwill impairment be measured as the excess of recorded goodwill over the implied fair value of goodwill. The implied fair value of goodwill is calculating by allocating the fair value of the reporting unit to the assets and liabilities of the reporting unit. Indefinite-lived intangible assets are tested for impairment annually using a one step test. Impairment is measured as the excess of carrying value over the fair value of the indefinite-lived intangible asset.

Deferred taxation

IFRS

IAS 12 uses a balance sheet concept of temporary differences – differences between the carrying amount of an asset or liability and its tax base. Temporary differences include not only timing differences but other differences between the accounting and tax bases of assets and liabilities such as revaluation of assets for which no equivalent adjustment is made for tax purposes.

US GAAP

Under US GAAP, deferred taxation is provided on all temporary differences between the tax and book bases of assets and liabilities at the applicable enacted statutory tax rate at the reporting date, subject to a valuation allowance to reduce deferred tax assets to the amount which "more likely than not" will be realized in the future.

Employee share-based compensation

IFRS

IFRS requires an entity to determine the fair value of the employee services received by reference to the fair value of the equity instrument. The corresponding amount will be recorded either as a liability or as an increase in equity, depending on whether the transaction is determined to be cash or equity settled.

IFRS 2 requires the charge to be recognized over the period to which the employee's services relate.

US GAAP

Under US GAAP, entities have a choice of accounting methods for determining the costs of benefit arising from employee share compensation plans. They may follow an intrinsic value method (market price at measurement date less any employee contribution or exercise price) or a fair value method, using an option pricing model.

As under IFRS, the charge is recognized over the period to which the employee's services relate.

Under US GAAP, loans provided to employees for the purchase of shares in the company would be presented as a reduction in shareholders' equity.

Restructuring and onerous lease provisions

IFRS

Under IFRS, a provision as regards restructuring costs is recognized in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", when an entity meets a number of specific criteria including a reliable estimate or the amount of an obligation and a detailed plan having been put in place an announcement has been made publicly. For onerous leases, a number of specific criteria must be met.

US GAAP

Under US GAAP, restructuring and onerous lease provisions may be reflected at a later stage in the profit and loss account as there are specific conditions that need to be met before a provision can be recognized which are not required under US GAAP. For example, under US GAAP onerous lease provisions are only reflected in the financial statements when the company ceases to use the property.

Leases

IFRS

Under IAS 17, classification as a finance lease is more principles-based rather than rules-based and does not provide any quantitative tests. IAS 17 also requires that a lease of land and buildings should be split at inception of the lease into a separate lease of land and a lease of buildings and considered for the lease classification separately.

US GAAP

Under US GAAP, a lease is classified as a finance lease when one of the following criteria is met:

- Ownership transfers at the end of the lease.
- There is a bargain purchase option.
- The present value of the lease payments is greater than 90% of the fair market value of the leased property at inception.
- 75% of the asset's economic life is being committed to by the lease at inception.

Sale and leaseback of properties

IFRS

The accounting treatment depends on the type of lease entered into; finance or operating lease. It also depends on whether the sale and the subsequent leaseback are on a strict arm's length basis.

Under IAS 17 "Leases", if a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount should be deferred and amortized over the lease term.

If a sale and leaseback transaction results in an operating lease and it is clear that the transaotion is established at fair value, any profit or loss should be recognized immediately.

US GAAP

Under US GAAP, the timing of profits or losses on the sale and leaseback of properties is dependent upon whether the seller relinquishes substantially all or a minor part of the use of the property.

If substantially all of the use of the property is relinquished, any profit is generally recognized on the date of sale.

If the seller retains more than a minor part, but less than substantially all of the use of the property, any profit in excess of either the present value of minimum lease payments (for operating leases) or the recorded amount of the leased asset (for finance leases) is recognized at the date of sales, with the balance of the profit being recognized rateably over the lease term.

A loss on a sale and leaseback must be recognized immediately by the seller-lessee to the extent that net book value exceeds fair value.

Capitalisation of borrowing costs

IFRS

IAS 23 "Borrowing costs", allows either expensing or capitalization of borrowing costs in relation to directly attributable costs of acquiring the qualifying assets.

US GAAP

Under US GAAP, the borrowing costs of funds invested in the construction of major qualifying assets must be capitalized up to the date the assets are ready for use and amortized over the average life of the assets. The amount to be capitalized is an allocation of the interest cost incurred during the period required to complete the asset.

The interest rate for capitalization purposes is based on the interest rates of the company's outstanding borrowings. If a specific new borrowing is associated with the asset, the rate on that borrowing may be applied to the appropriate portion of the expenditure for that asset.

Capitalisation of costs of issuing debt

IFRS

Under IFRS, liabilities "at fair value through profit or loss" are initially measured at fair value (transaction costs are not included). Other liabilities are initially measured at fair value less transaction costs.

US GAAP

Under US GAAP, issue costs incurred directly in connection with the issue of debt are capitalized as a deferred charge included in long-term assets. These costs are released to the profit and loss account over the term of the debt using the effective interest rate method.

Accounting for derivatives and hedging activities

IFRS

Under IAS 32 and IAS 39, derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. In order to qualify for hedge accounting, formal documentation is required and the entity must be able to measure and track the effectiveness of the hedging instrument at the start and on an ongoing basis. IAS 39 included rules for fair value hedges, cash-flow hedges and net investment hedges.

US GAAP

Accounting and disclosure for derivatives and hedging activities under US GAAP follow the same basic criteria as IFRS. There are however certain differences between IFRS and US GAAP, e.g. relating to what specific assets and liabilities may be designated as hedged items and what financial instruments that can qualify as hedging instruments. Further, hedge accounting for a portfolio hedge of interest rate risk is prohibited under US GAAP.

Segmental disclosures

IFRS

Under IAS 14, segment reporting is based on the entity's risks and rate of returns of the business. IAS 14 distinguishes between primary and secondary reporting segments. Extensive disclosure is required for primary segments with considerably less information required for secondary segments. IFRS requires disclosure of total assets, total liabilities, capital expenditure, depreciation and amortization and significant non-cash expenses for each segment.

US GAAP

Under US GAAP, segment reporting is based on the reporting used by the chief operating decision maker. The accounting policies followed in the internal reporting used by management may differ from the accounting policies used in the consolidated financial statements. US GAAP requires certain asset, income statement and other disclosures to be made for each reportable segment as well as a reconciliation to the corresponding amounts in the related consolidated financial statements.

Discontinued operations

IFRS

IFRS 5 "Non-current assets held for sale and discontinued operations" sets requirements for the classification, measurement and presentation of non-current assets held for sale. IFRS 5 introduces the notion of assets or disposal groups classified as held for sale, which are disclosed separately on the face of the balance sheet. IFRS 5 also gives guidance on profit and loss presentation. Under IFRS, the profit from discontinued operations and the related profit from disposals are presented together in one line item below profit for the period from continuing operations.

US GAAP

Long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less costs to sell. US GAAP includes in its scope of discontinued operations all components of an entity with operations that (1) can be distinguished from the rest of the entity, and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. Discontinued operations are disclosed as a separate line item on the face of the income statement (net of tax and below net income from continuing operations).

Minority Interest

IFRS

Under IFRS, Minority Interest is presented as a part of equity. On acquisition the minority interest is stated as the minority's share of the net fair value of acquired identifiable assets, liabilities and contingent liabilities.

US GAAP

Under US GAAP, Minority Interest is presented within "Total Liabilities". On acquisition the minority interest is stated as the minority's share of the carrying value of assets acquired.

Auditors' report on revised historical financial reports

To the Board of Directors of Husqvarna AB

We have examined the financial statements of AB Husqvarna on p. 65–76 which encompass the Balance Sheets ended December 31, 2003, December 31, 2004 and December 31, 2005 and the Income Statements and Cash-Flow Statements for these years, and summarized key accounting principles and other supplementary information.

The Board of Directors' and President's responsibility for the financial reports

The Board of Directors and President are responsible for the formulation and submission of true and correct financial reports in accordance with the IFRS standard adopted by the EU (or equivalent framework for accounting) and in accordance with the prospectus directive for implementation of EC Regulation 809/2004. This obligation involves the formulation, implementation and maintenance of internal control, which is fundamental to preparing and suitably presenting the financial statements without significant errors, regardless of whether originating from irregularity or error.

Auditors' responsibility

Our responsibility is to express an opinion on the financial statements as the basis for our audit. We have conducted our audit in accordance with FAR's proposal to RevR 5 Examination of prospectus. This involves the planning and execution of the audit to achieve high but not absolute certainty that the financial statements are free of material misstatement.

Work performed

An audit in accordance with FAR's proposal to RevR 5 Examination of prospectus, involves the implementation of examination measures to secure audit evidence to support the amounts and information contained in the financial statements The selected examination measures are based on our assessment of the risk of material misstatement in the financial statements, regardless of whether originating from irregularity or error. In a risk assessment, we examine the internal control, which is fundamental to preparing and suitably presenting the financial statements and the basis for formulating audit measures suitable to the circumstances, but not to express an opinion concerning the effectiveness of the company's internal control. An audit also involves evaluating the applicable accounting principles and the feasibility of the significant decisions made by the President and Board of Directors, and to evaluate the combined presentation in the financial statements.

We consider that our audit provides reasonable grounds for our opinion.

Opinion

In our opinion, the financial statements provide a fair presentation, in accordance with the Annual Accounts Act and the Swedish Financial Accounting Standards Council recommendation RR32 Accounting for Legal Entities, and Husqvarna's earnings, financial position and cash flow at December 31, 2003, December 31, 2004 and December 31, 2005.

Stockholm, April 5, 2006

PricewaterhouseCoopers AB

Anders Lundin
Authorized Public Accountant

Addresses

Electrolux

Head office

AB Electrolux (publ)
Mailing address
SE-105 45 STOCKHOLM
Visiting address
S:t Göransgatan 143
Telephone: +46 8 738 60 00
Telefax: +46 8 656 44 78
Website: www.electrolux.com

Husqvarna

Head office

Husqvarna AB (publ)
Mailing address
Box 30224
SE-104 25 STOCKHOLM
Visiting address
S:t Göransgatan 143
Telephone: +46 36 14 65 00
Telefax: +46 8 738 64 50

Registered office

Husqvarna AB (publ)
Mailing address
SE-561 82 HUSKVARNA
Visiting address
Drottninggatan 2
Telephone: +46 36 14 65 00
Telefax: +46 36 14 68 10

Belgium

Husqvarna Belgium SA
Z.I.2, Avenue des Artisans, 50
BE-7822 ATH
Belgium
Telephone: +32 68251211
Telefax: +32 68251473

USA

Husqvarna Outdoor Products Inc
1030 Stevens Creek Rd
Augusta, Georgia 30907
USA
Telephone: +1 706 826 6900
Telefax: +1 706 823 8968

Husqvarna Construction Products North America
17400 West 119th Street
Olathe, Kansas 66061
USA
Telephone: +1 913 928 1000
Telefax: +1 913 438 7951

Intellecta Finanstryck 0619662